CORDOVACANN CORP.

CSE FORM 2A LISTING STATEMENT

July 27, 2018

CordovaCann Corp. derives revenue from the cannabis industry in certain states of the United States, which industry is illegal under United States federal law. CordovaCann Corp. is involved, at an ancillary level, in the cannabis industry in the United States where local state laws permit such activities. Currently, its subsidiaries have entered into agreements with business partners in Colorado and Oregon, and certain proposed transactions are expected to occur in Nevada and California.

The United States federal government regulates drugs through the Controlled Substance Act (21 U.S.C. § 811), which places controlled substances, including cannabis, in a schedule. Cannabis is classified as a Schedule I drug. Under United Sates federal law, a Schedule 1 drug or substance has a high potential for abuse, no accepted medical use in the United States, and a lack of accepted safety for the use of the drug under medical supervision. The United Sates Food and Drug Administration has not approved marijuana as a safe and effective drug for any indication.

In the United States, marijuana is largely regulated at the state level. State laws regulating cannabis are in direct conflict with the federal Controlled Substances Act, which makes cannabis use and possession federally illegal. Although certain states authorize medical or recreational cannabis production and distribution by licensed or registered entities, under U.S. federal law, the possession, use, cultivation and transfer of cannabis and any related drug paraphernalia is illegal and any such acts are classified as criminal acts under federal law. The Supremacy Clause of the United States Constitution establishes that the United States Constitution, and federal laws made pursuant to it, are paramount, and in any cases of conflict between federal and state law, the federal law shall apply.

On January 4, 2018, U.S. Attorney General Jeff Sessions issued a memorandum to U.S. district attorneys which rescinded previous guidance from the U.S. Department of Justice specific to cannabis enforcement in the United States, including the Cole Memorandum (as defined herein). With the Cole Memorandum rescinded, U.S. federal prosecutors have been given discretion in determining whether to prosecute cannabis related violations of U.S. federal law.

There is no guarantee that state laws legalizing and regulating the sale and use of cannabis will not be repealed or overturned, or that local governmental authorities will not limit the applicability of state laws within their respective jurisdictions. Unless and until the United States Congress amends the Controlled Substances Act with respect to medical and/or adult-use cannabis (and as to the timing or scope of any such potential amendments there can be no assurance), there is a risk that federal authorities may enforce current federal law. If the federal government begins to enforce federal laws relating to cannabis in states where the sale and use of cannabis is currently legal, or if existing applicable state laws are repealed or curtailed, CordovaCann Corp.'s business, results of operations, financial condition and prospects would be materially adversely affected. See "*Section 17 – Risk Factors*" for additional information on this risk.

In light of the political and regulatory uncertainty surrounding the treatment of U.S. cannabis-related activities, including the rescission of the Cole Memorandum discussed above, on February 8, 2018 the Canadian Securities Administrators published a staff notice (Staff Notice 51-352) setting out the Canadian Securities Administrator's disclosure expectations for specific risks facing issuers with cannabis-related activities in the United States. Staff Notice 51-352 confirms that a disclosure-based approach remains appropriate for issuers with U.S. cannabis-related activities. Staff Notice 51-352 includes additional disclosure expectations that apply to all issuers with U.S. cannabis-related activities, including those with direct and indirect involvement in the cultivation and distribution of cannabis, as well as issuers that provide goods and services to third parties involved in the U.S. cannabis industry.

Please see the table of concordance under "*Section 3.3 - Trends, Commitments, Events and Uncertainties*" for further information on the material facts, risks and uncertainties related to issuers with U.S. cannabis-related activities.

SUMMARY OF THE LISTING STATEMENT

The following is a summary of the principal features of this Issuer and should be read together with the more detailed information and financial data and statements contained elsewhere in this Listing Statement.

Principal Business of CordovaCann and its subsidiaries	CordovaCann Corp. ("**CordovaCann**" or the "**Issuer**") is a Canadian-domiciled company focused on building a leading diversified cannabis company. CordovaCann primarily provides services and investment capital to the processing and production vertical markets of the cannabis industry. For more information on the Principal Business of CordovaCann and its subsidiaries, see "*Section 3 – General Development of the Business*" and "*Section 4 – Narrative Description of the Business*".
Available Funds	CordovaCann has historically relied upon equity financings to satisfy its capital requirements and may require further equity capital to finance its development, expansion and acquisition activities moving forward. The working capital position of CordovaCann as at June 30, 2018, was $3,114,199. This amount reflects the most recent equity financing completed by the Issuer to finance the current projects of the Issuer, and operating costs for the next twelve (12) months. For more information on use of funds available, see "*Section 4 – Narrative Description of the Business*".
Risk Factors	An investment in CordovaCann involves risks, uncertainties, and other factors, many of which are beyond the control of CordovaCann, which include, but are not limited to: regulatory risks and specifically risks related to the United States regulatory system; changes in laws, regulations, and/or guidelines; CordovaCann's US tax residency; the potential that CordovaCann may be construed as a passive foreign investment issuer or Investment Issuer; risks relating to CordovaCann's Common Shares being considered penny stock; unfavourable publicity or consumer perception; CordovaCann's limited operating history; competition; banking issues related to the cannabis industry; CordovaCann's additional financing requirements; risks associated with making pre-revenue investments; CordovaCann's investments being private companies with illiquid securities; the lack of control over the operations of investments; the bankruptcy and/or insolvency of investments; currency fluctuations; risks associated with acquisitions; research and market development; operation permits and authorizations; liability and enforcement complaints; product liability; reliance on key inputs; resale of shares; price volatility of publicly traded securities; dependence and reliance upon existing management; management of growth; dividends; dilution risk; intellectual property; insurance coverage; costs of maintaining a public listing; litigation; operational risks; difficulty implementing business strategy; conflicts of interest; and available talent pool. For more information on risk factors see "*Section 17 – Risk Factors*".
Financial Information	Refer to "*Section 25 – Financial Statements*" for the historical financial statements of the Issuer. Refer to "*Section 8 – Consolidated Capitalization*" for a summary of the Issuer's capitalization.

TABLE OF CONTENTS

1. ABOUT THIS LISTING STATEMENT

1.1 General

Unless otherwise indicated:

(i) all capitalized terms not otherwise defined in this listing statement (the "**Listing Statement**") have the meanings ascribed thereto in "*Section 26 – Glossary*";

(ii) "**CordovaCann**" or the "**Issuer**" refers to CordovaCann Corp. and its subsidiaries;

(iii) except where otherwise indicated, all references to dollar amounts and "$" are to Canadian currency;

(iv) any statements in this Listing Statement made by or on behalf of management are made in such persons' capacities as officers of the Issuer and not in their personal capacities; and

(v) all information in this Listing Statement is stated as at July 27, 2018, unless otherwise indicated.

1.2 Cautionary Statement Regarding Forward-Looking Statements

The information provided in this Listing Statement, including schedules and information incorporated by reference, may contain "forward-looking statements" about the Issuer. In addition, the Issuer may make or approve certain statements in future filings with securities regulatory authorities, in press releases, or in oral or written presentations by representatives of the Issuer that are not statements of historical fact and may also constitute forward-looking statements. All statements, other than statements of historical fact, made by the Issuer that address activities, events or developments that the Issuer expects or anticipates will or may occur in the future are forward-looking statements, including, but not limited to, statements preceded by, followed by or that include words such as "may", "will", "would", "could", "should", "believes", "estimates", "projects", "potential", "expects", "plans", "intends", "anticipates", "targeted", "continues", "forecasts", "designed", "goal", or the negative of those words or other similar or comparable words.

Forward-looking statements may relate to future financial conditions, results of operations, plans, objectives, performance or business developments. These statements speak only as at the date they are made and are based on information available at such time and on the then current expectations of the Issuer and assumptions concerning future events, which are subject to a number of known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from that which was expressed or implied by such forward-looking statements, including, but not limited to, risks and uncertainties related to:

- the available funds of the Issuer and the anticipated use of such funds;
- the availability of financing opportunities, legal and regulatory risks inherent in the cannabis industry (and, in particular, risks inherent in the United States regulatory system), risks associated with economic conditions, dependence on management and currency risk; and
- other risks described in this Listing Statement and described from time to time in documents filed by the Issuer with securities regulatory authorities.

Consequently, all forward-looking statements made in this Listing Statement and other documents of the Issuer are qualified by such cautionary statements and there can be no assurance that the anticipated results or developments will actually be realized or, even if realized, that they will have the expected consequences to or effects on the Issuer. Readers should not place undue reliance on any forward-looking statements made in this Listing Statement or other documents of the Issuer.

The cautionary statements contained or referred to in this section should be considered in connection with any subsequent written or oral forward-looking statements that the Issuer and/or persons acting on its behalf may issue. CordovaCann undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required under securities legislation. See *"Section 17 – Risk Factors"*.

1.3 Market and Industry Data and Regulatory Information

This Listing Statement includes market and industry data as well as regulatory information relevant to the Issuer's business that has been obtained from third party sources, including industry publications. CordovaCann believes that its industry data, including estimates and assumptions, and regulatory information are accurate and reasonable. However, there is no assurance as to the accuracy or completeness of this data or information. Third party sources generally state that the information contained therein has been obtained from sources believed to be reliable, but there is no assurance as to the accuracy or completeness of included information. Although the data and information is believed to be reliable, CordovaCann has not independently verified any of the data and information from third party sources referred to in this Listing Statement or ascertained the underlying assumptions relied upon by such sources.

2. CORPORATE STRUCTURE

2.1 Corporate Name and Head and Registered Office

CordovaCann is a reporting issuer in the Province of Ontario with the Issuer Shares listed for trading on the OTCQB marketplace in the United States under the symbol "LVRLF". CordovaCann was originally named "Biolink Corp." and was formed as a result of an amalgamation completed between "Biolink Corp.", "1149250 Ontario Inc." and "I.D. Investments Inc." under the OBCA on March 18, 1997. In connection with a number of corporate reorganizations, the Issuer changed its name to "First Empire Entertainment.com Inc.", "First Empire Corporation Inc.", "Noble House Entertainment Inc." and "Live Reel Media Corporation". On October 20, 2006, the Issuer completed its continuance from the OBCA to the CBCA and concurrently changed its name from "Live Reel Media Corporation" to "LiveReel Media Corporation". On January 3, 2018, the Issuer changed its name to its current name, "CordovaCann Corp."

CordovaCann's head office and registered office is located at 333 Bay Street, Suite 1700, Toronto, Ontario, M5H 2R2.

2.2 Jurisdiction of Incorporation

The Issuer was formed as a result of an amalgamation completed on March 18, 1997 under the OBCA and subsequently completed its continuance on October 20, 2006 and is currently governed under the CBCA.

2.3 Diagram of Intercorporate Relationships

The following diagram presents the corporate subsidiaries of the Issuer, all of which are wholly-owned subsidiaries (the "**Subsidiaries**"), other than Cordova OR Operations, LLC which is 27.5% owned by CordovaCann.


CordovaCann Corp. (Canada)
CordovaCann Holdings Canada, Inc. (Ontario)
CordovaCann Holdings, Inc. (Delaware)
Cordova CO Holdings, LLC (Colorado)
Cordova OR Holdings, LLC (Oregon)
Cordova OR Operations, LLC (Oregon)

2.4 Non-Corporate Issuers or Issuers Outside of Canada

This section is not applicable to the Issuer.

3. GENERAL DEVELOPMENT OF THE BUSINESS

3.1 General Development

CordovaCann is a Canadian-domiciled company focused on building a leading, diversified cannabis products business across multiple U.S. jurisdictions. CordovaCann primarily provides services and investment capital to the processing and production vertical markets of the cannabis industry. On January 3, 2018, the Issuer changed its name from LiveReel Media Corporation to CordovaCann Corp. to reflect the Issuer's new initiative in the cannabis sector. Prior to the most recent name change, the Issuer was engaged in the identification and evaluation of assets for purchase in the media, technology and consumer industries. The Issuer's registered office is 333 Bay Street, Suite 1700, Toronto, ON, M5H 2R2.

On March 10, 2015, the Board, consisting of Michael Wekerle, Henry Kneis and Thomas Astles resigned as Directors of the Issuer and were replaced with Graham Simmonds, Ashish Kapoor and Henry J. Kloepper. Michael Wekerle resigned as Chief Executive Officer and was replaced by Graham Simmonds. Henry Kneis resigned as Chief Financial Officer and was replaced by Ashish Kapoor who was also appointed as Corporate Secretary.

On March 10, 2015, loans payable of $200,000 with accrued interest in the amount of $49,825 and other related party advances in the amount of $124,822 owing to Difference Capital Financial Inc., were fully settled with the issuance of $374,647 in related party notes payable (the "**Notes Payable**") to new entities related to the Issuer at the time of the transaction. The Notes Payable were unsecured, accrued interest at 12% per annum and were due on demand.

On September 22, 2017, Graham Simmonds resigned as Chief Executive Officer and was replaced by Thomas (Taz) M. Turner, Jr.

On September 22, 2017, $330,966 of the Notes Payable and $53,089 of amounts due to related parties were settled by a shareholder of the Issuer resulting in a loan due to the shareholder in the total amount of $384,055 (the "**Shareholder Loan**"). The Shareholder Loan was unsecured, interest free and was due on demand.

On October 19, 2017, the $384,055 owing on the Shareholder Loan was fully settled with the issuance of 7,681,110 Common Shares of the Issuer.

On November 22, 2017, the Issuer held its annual and special meeting of the shareholders (the "**Meeting**"). At the Meeting, shareholders voted in favour of all of the matters submitted before the meeting as further set out in the notice of annual and special meeting of the shareholders and management information circular, both dated October 20, 2017, which included: (i) an ordinary resolution to adopt a new rolling Option Plan not to exceed ten percent (10%) of the Common Shares of the Issuer, outstanding at the time of the granting of options (see "*Section 9 – Options to Purchase Securities*"); (ii) a special resolution approving the amendment of the Issuer's articles of incorporation to change the name of the Issuer to "CordovaCann Corp." or to such other name as may be approved by the Board of Directors, without further approval of the shareholders; and (iii) a special resolution authorizing the Board of Directors, in their sole and complete discretion, to authorize and effect a consolidation of all of the issued and outstanding Common Shares of the Issuer on the basis of a ratio up to five (5) pre-consolidated Common Shares for one (1) post-consolidated Common Share. The name change took effect on January 3, 2018 and the consolidation is still being reviewed by the Board of Directors.

Furthermore, at the Meeting, the shareholders elected Graham Simmonds, Henry J. Kloepper, Thomas (Taz) M. Turner, Jr., Ashish Kapoor, Nathan Nienhuis and Eric Lowy to serve as Directors of the Issuer until the next annual shareholders meeting of the Issuer.

On January 16, 2018, the Issuer incorporated CordovaCann Holdings, Inc., a wholly-owned Delaware corporation ("**CordovaCann USA**") to act as the Issuer's parent holding company in the United States.

On January 17, 2018, the Issuer incorporated Cordova CO Holdings, LLC, a Colorado limited liability company ("**Cordova CO**"), as a wholly-owned subsidiary of CordovaCann USA to act as the Issuer's primary operating subsidiary in the State of Colorado.

On February 26, 2018, the Issuer incorporated Cordova OR Holdings, LLC, an Oregon limited liability Company ("**Cordova OR**"), as a wholly-owned subsidiary of CordovaCann USA to act as the Issuer's primary operating subsidiary in the State of Oregon.

On April 3, 2018, the Issuer changed the name of its wholly-owned Ontario-based subsidiary from "LiveReel Productions Corporation" to "CordovaCann Holdings Canada, Inc." ("**CordovaCann Canada**") to act as the Issuer's primary operating subsidiary in Canada.

On May 17, 2018, Graham Simmonds resigned as a Director of the Issuer and Thomas (Taz) M. Turner, Jr. replaced Mr. Simmonds as Chairman of the Issuer. Furthermore, the Board of Directors also appointed Nathan Nienhuis to serve as the Issuer's Chief Operating Officer.

3.2 CordovaCann Cannabis-Related Investments

Summary of Colorado Transaction

On January 18, 2018, Cordova CO, entered into a license agreement with Clearview Industries, LLC, a Colorado limited liability company ("**Clearview Industries**"), which holds a Medical and Retail Infused Product license issued by Colorado's Marijuana Enforcement Division. Under the terms of the license agreement, Cordova CO granted Clearview Industries a limited, non-exclusive, non-transferable license to utilize certain technology, standard operating procedures and other intellectual property of CordovaCann (the "**Intellectual Property**") for the purpose of manufacturing, packaging and distributing cannabis infused products for consumption in the State of Colorado and in accordance with the laws of the State of Colorado. Under the license agreement, Cordova CO shall receive 29% of the gross profits generated by any products produced and sold by Clearview Industries utilizing the Intellectual Property. The license agreement has an initial term of five (5) years. Furthermore, Cordova CO has also purchased assets from Clearview Industries in the aggregate sum of USD $66,681 which Cordova CO leases back to Clearview Industries under a master equipment lease, with lease payments to be received monthly. CordovaCann is in discussions to provide consulting services to Clearview Industries to assist in initiatives, including, but not limited to, production and processing facility design, product formulation and packaging consulting (the "**Consulting Services**").

Summary of Oregon Transaction

On April 4, 2018, Cordova OR acquired a membership interest in cannabis-related assets utilized by Farms of the Future, Inc., an Oregon corporation ("**FOTF**"), which holds a Mixed Use Tier II Production License issued by the Oregon Liquor Control Commission. The assets include six (6) acres of real estate in Clackamas County, a 3,400 square foot cultivation facility, related equipment used in cannabis production, and intellectual property utilized in connection with FOTF's cannabis business (the "**Oregon Assets**"). Under the transaction, Cordova OR acquired a 27.5% membership interest in Cordova OR Operations, LLC ("**Cordova OR Operations**") for USD $400,000 and has agreed to contribute an additional USD $1,050,000 on or before April 3, 2019 to acquire the remaining 72.5% membership interest in Cordova OR Operations which has full and clear title to the Oregon Assets. Under an equipment lease and a lease agreement, Cordova OR Operations leases the Oregon Assets to FOTF, with lease payments to be received monthly. CordovaCann is in discussions to provide additional Consulting Services to FOTF. Furthermore, Cordova OR can provide additional capital to Cordova OR Operations to purchase additional assets that will also be utilized by FOTF to expand its operations to 36,000 square feet of cultivation and to add a processing facility on the premises. As at the date of this Listing Statement, Cordova OR has provided USD $260,100 towards acquiring such additional assets.

Summary of the Proposed Transaction in Nevada

On February 1, 2018, CordovaCann entered into a letter of intent with Forever Green, LLC, a Nevada limited liability company ("**Forever Green**"), which holds a Medical Marijuana Establishment license issued by the Nevada State Department of Taxation. Under the terms of the letter of intent, CordovaCann will license certain Intellectual Property to Forever Green so that Forever Green may manufacture, package, and distribute cannabis-infused end products for recreational use in the State of Nevada in accordance with state and local laws. CordovaCann will receive a royalty and/or packaging and labeling fees from the sale of products that utilize CordovaCann's Intellectual Property. CordovaCann and Forever Green are currently in the process of negotiating definitive agreements to formalize the terms of the transaction. CordovaCann is also in discussions to provide Forever Green with financing for working capital and growth plans as well as to provide certain Consulting Services to Forever Green.

Summary of the Proposed California Transaction

On March 7, 2018, CordovaCann entered into a memorandum of understanding with Humboldt Healthcare, LLC ("**Humboldt Healthcare**"), which grants CordovaCann exclusivity on a transaction to acquire a majority stake in the real estate and intellectual property assets owned by Humboldt Healthcare and utilized by Humboldt Healthcare in connection with the recreational cannabis market in the state of California (the "**Humboldt Healthcare Assets**"). The real estate is located in Humboldt County, California and would allow for over 100,000 square feet of canopy for cannabis production and processing. Under the terms of the memorandum of understanding, CordovaCann has agreed to pay Humboldt Healthcare up to USD $100,000 for such exclusivity. This transaction would allow CordovaCann to purchase 100% of the Humboldt Healthcare Assets for USD $8,000,000, or to purchase 51% of the Humboldt Healthcare Assets for USD $4,080,000 with the remaining 49% interest continuing to be held by Humboldt Healthcare. If Humboldt Healthcare were to continue to hold an interest in the Humboldt Healthcare Assets, CordovaCann and Humboldt Healthcare would contribute to and operate the Humboldt Healthcare Assets under a joint venture structure. The exclusivity period to affect the transaction has a duration of ninety (90) days, but may be extended for an additional thirty (30) days if mutually agreed to by CordovaCann and Humboldt Healthcare.

Selected Financings

On October 19, 2017 and pursuant to a debt conversion agreement, CordovaCann issued 7,681,110 Common Shares and fully settled $384,055 owing to a creditor at a price of $0.05 per Common Share.

On December 14, 2017 and in connection with a private placement, CordovaCann issued 5,532,500 Common Shares at a price of $0.10 per Common Share for total gross proceeds of $553,250, of which $533,250 was received in cash and $20,000 was issued as consideration for services provided pursuant to a consulting agreement.

On March 12, 2018 and in connection with a private placement, CordovaCann issued 890,074 Common Shares at a price of USD $0.84 per Common Share for total gross proceeds of USD $747,662.

On June 12, 2018 and in connection with a private placement, CordovaCann issued 2,390,800 Common Shares at a price of USD $1.50 per Common Share for total gross proceeds of USD $3,586,196, of which USD $3,383,696 was received in cash and USD $202,500 was issued as consideration for services provided pursuant to consulting arrangements.

On June 15, 2018 and in connection with a private placement, CordovaCann issued 20,000 Common Shares at a price of USD $1.50 per Common Share for total gross proceeds of USD $30,000, all of which was issued as consideration for services provided pursuant to a consulting arrangement.

3.3 Trends, Commitments, Events and Uncertainties

In accordance with the Canadian Securities Administrators Staff Notice 51-352 (Revised) – *Issuers with U.S. Marijuana-Related Activities* ("**Staff Notice 51-352**"), below is a table of concordance that is intended to assist readers in identifying those parts of the Listing Statement that address the disclosure expectations outlined in Staff notice 51–352.

Industry Involvement	Specific Disclosure Necessary to Fairly Present all Material Facts, Risks and Uncertainties	Listing Statement Cross Reference
All Issuers with U.S. Marijuana-Related Activities	Describe the nature of the issuer's involvement in the U.S. marijuana industry and include the disclosures indicated for at least one of the direct, indirect and ancillary industry involvement types noted in this table.	*"Section 3.3 – Trends, Commitments, Events and Uncertainties"* *"Section 4.1 – Narrative Description of the Business"*
	Prominently state that marijuana is illegal under U.S. federal law and that enforcement of relevant laws is a significant risk.	Cover Page (disclosure in bold typeface) *"Section 17 – Risk Factors"*
	Discuss any statements and other available guidance made by federal authorities or prosecutors regarding the risk of enforcement action in any jurisdiction where the issuer conducts U.S. marijuana-related activities.	Cover Page (disclosure in bold typeface) *"Section 3.3 – Trends, Commitments, Events and Uncertainties – Summary of Regulatory Environment"* *"Section 17 – Risk Factors"*
	Outline related risks including, among others, the risk that third party service providers could suspend or withdraw services and the risk that regulatory bodies could impose certain restrictions on the issuer's ability to operate in the U.S.	*"Section 17 – Risk Factors - Risks specifically related to the United States regulatory system."* *"Section 17 – Risk Factors - Banking."*
	Given the illegality of marijuana under U.S. federal law, discuss the issuer's ability to access both public and private capital and indicate what financing options are / are not available in order to support continuing operations.	*"Section 17 – Risk Factors - Additional financing."*
	Quantify the issuer's balance sheet and operating statement exposure to U.S. marijuana related activities.	As of the date of this Listing Statement, all of the Issuer's operations are in the United States.
	Disclose if legal advice has not been obtained, either in the form of a legal opinion or otherwise, regarding (a) compliance with applicable state regulatory frameworks and (b) potential exposure and implications arising from U.S. federal law.	*"Section 3.3 – Trends, Commitments, Events and Uncertainties"*
U.S. Marijuana Issuers with direct involvement in cultivation or distribution	Outline the regulations for U.S. states in which the issuer operates and confirm how the issuer complies with applicable licensing requirements and the regulatory framework enacted by the applicable U.S. state.	Not applicable.
	Discuss the issuer's program for monitoring compliance with U.S. state law on an ongoing basis, outline internal compliance procedures and provide a positive statement indicating that the issuer is in compliance with U.S. state law and the related licensing framework. Promptly disclose any non-compliance, citations or notices of violation which may have an impact on the issuer's licence, business activities or operations.	
	Outline the regulations for U.S. states in which the issuer's investee(s) operate.	
	Provide reasonable assurance, through either positive or negative statements, that the investee's business is in compliance with applicable licensing requirements and the regulatory framework enacted by the applicable U.S. state. Promptly disclose any noncompliance, citations or notices of violation, of which the issuer is aware, that may have an impact on the investee's licence, business activities or operations.	

	Outline the regulations for U.S. states in which the issuer operates and confirm how the issuer complies with applicable licensing requirements and the regulatory framework enacted by the applicable U.S. state.	
U.S. Marijuana Issuers with indirect involvement in cultivation or distribution	Outline the regulations for U.S. states in which the issuer's investee(s) operate. Provide reasonable assurance, through either positive or negative statements, that the investee's business is in compliance with applicable licensing requirements and the regulatory framework enacted by the applicable U.S. state. Promptly disclose any noncompliance, citations or notices of violation, of which the issuer is aware, that may have an impact on the investee's licence, business activities or operations.	Not applicable.
U.S. Marijuana Issuers with material ancillary involvement	Provide reasonable assurance, through either positive or negative statements, that the applicable customer's or investee's business is in compliance with applicable licensing requirements and the regulatory framework enacted by the applicable U.S. state.	*"Section 3.3 – Trends, Commitments, Events and Uncertainties"*

Summary of Regulatory Environment

Although cannabis is federally illegal in the U.S., the U.S. federal government's approach to enforcement of such laws has trended toward non-enforcement. On August 29, 2013, the U.S. Department of Justice (the "**DOJ**"), issued a memorandum known as the "Cole Memorandum" to all U.S. Attorneys' offices (federal prosecutors). The Cole Memorandum generally directed U.S. Attorneys not to prioritize the enforcement of federal cannabis laws against individuals and businesses that comply with state laws legalizing cannabis. While not legally binding, and merely prosecutorial guidance, the Cole Memorandum laid a framework for managing the tension between state and federal laws concerning state regulated cannabis businesses.

On January 4, 2018, the Cole Memorandum was revoked by Attorney General Jeff Sessions, an opponent of state-regulated medical and recreational cannabis. While this did not create a change in federal law, as the Cole Memorandum was not itself legally binding upon federal prosecutors, the revocation removed the DOJ's guidance to U.S. Attorneys that state-regulated cannabis industries substantively in compliance with the Cole Memorandum's guidelines should not be a prosecutorial priority.

In addition to his revocation of the Cole Memorandum, Attorney General Sessions also issued a one-page memorandum known as the "Sessions Memorandum." The Sessions Memorandum confirmed the rescission of the Cole Memorandum and explained the rationale for such rescission. According to the Sessions Memorandum, the Cole Memorandum was "unnecessary" due to existing general enforcement guidance set forth in the U.S. Attorney's Manual (the "**USAM**"). The USAM enforcement priorities, similar to the Cole Memorandum priorities, consider the "seriousness" of the alleged crimes, the "deterrent effect of criminal prosecution" and "the cumulative impact of particular crimes on the community". Accordingly, U.S. Attorneys presently possess the same prosecutorial discretion they held while the Cole Memorandum was in place.

U.S. legal counsel continuously monitors all U.S. Attorney comments related to regulated medical and recreational cannabis laws to assess various risks and enforcement priorities within each jurisdiction. Dozens of U.S. Attorneys across the U.S. have affirmed that their prosecutorial discretion and/or federal enforcement priorities have not changed.

In addition, federal money laundering statutes may be violated in the event that financial institutions take any proceeds from cannabis sales or any other Schedule I substance, and Canadian banks are hesitant to deal with cannabis companies, due to the uncertain legal and regulatory framework of the industry. Banks and other financial institutions could be prosecuted and possibly convicted of money laundering for providing services to cannabis businesses. Under U.S. federal law, banks or other financial institutions that provide a cannabis business with a checking account, debit or credit card, small business loan, or any other service could be found guilty of money laundering or conspiracy. Nevertheless, the U.S. Department of the Treasury issued a memorandum in February of 2014 (the "**FinCEN Memorandum**") outlining the pathways for financial institutions to bank state-sanctioned cannabis businesses. Under these guidelines, financial institutions must submit a "suspicious activity report" ("**SAR**") as required by federal money laundering laws. These cannabis related SARs are divided into three categories: cannabis limited, cannabis priority, and cannabis terminated, based on the financial institution's belief that the

cannabis business follows state law, is operating out of compliance with applicable state law, or where the banking relationship has been terminated.

Attorney General Sessions' revocation of the Cole Memorandum and the 2014 Cole Memo has not affected the status of the FinCEN Memorandum, nor has the Department of the Treasury given any indication that it intends to rescind the FinCEN Memorandum.

Despite the revocation of the Cole Memorandum, a legislative safeguard for the medical cannabis industry remains in place. Congress utilized a rider provision in the FY 2015, 2016 and 2017 Consolidated Appropriations Acts (currently the "**Leahy Amendment**") to prevent the federal government from using congressionally appropriated funds to enforce federal cannabis laws against regulated medical cannabis actors operating in compliance with applicable state law. The Leahy Amendment was included in the FY 2018 budget passed on March 23, 2018, meaning that, the Leahy Amendment is still in effect as of today's date and will remain in effect until September 30, 2018, when FY 2019 begins.

Compliance with Applicable State Law

Each licensee of the Intellectual Property complies with applicable U.S. state licensing requirements as follows: (1) each licensee is licensed pursuant to applicable U.S. state law to cultivate, possess and/or distribute cannabis in such state; (2) renewal dates for such licenses are docketed by legal counsel and/or other advisors; (3) random internal audits of the licensee's business activities are conducted by the applicable state regulator and by the respective investee to ensure compliance with applicable state law; (4) each employee is provided with an employee handbook that outlines internal standard operating procedures in connection with the cultivation, possession and distribution of cannabis to ensure that all cannabis inventory and proceeds from the sale of such cannabis are properly accounted for and tracked, using scanners to confirm each customer's legal age and the validity of each customer's drivers' license; (5) each room that cannabis inventory and/or proceeds from the sale of such inventory enter is monitored by video surveillance; (6) software is used to track cannabis inventory from seed-to-sale; and (7) each licensee is contractually obligated to comply with applicable state law in connection with the cultivation, possession and/or distribution of cannabis. CordovaCann's U.S. legal counsel reviews, from time to time, the licenses and documents referenced above in order to confirm such information and identify any deficiencies.

Colorado's Cannabis Regulatory Environment

For the purposes of Staff Notice 51-352, the assets and interests held by CordovaCann in Colorado are classified as "ancillary" involvement in the U.S. cannabis industry.

Colorado authorized the cultivation, possession and distribution of cannabis by certain licensed Colorado cannabis businesses. The Colorado Marijuana Enforcement Division regulates Colorado's cannabis regulatory program. CordovaCann is advised by U.S. legal counsel and/or other advisors in connection with Colorado's cannabis regulatory program. CordovaCann only engages in transactions with Colorado cannabis businesses that hold licenses that are in good standing to cultivate, possess and/or distribute cannabis in Colorado in compliance with Colorado's cannabis regulatory program. To the extent required by Colorado's cannabis regulatory program, CordovaCann has fully disclosed and/or registered each financial interest CordovaCann holds in such Colorado cannabis business. As of the date hereof, CordovaCann and Clearview Industries are in compliance with Colorado's cannabis regulatory program.

Oregon's Cannabis Regulatory Environment

For the purposes of Staff Notice 51-352, the assets and interests held by CordovaCann in Oregon are classified as "ancillary" involvement in the U.S. cannabis industry.

Oregon authorized the cultivation, possession and distribution of cannabis by certain licensed Oregon cannabis businesses. The Oregon Liquor Control Commission regulates Oregon's cannabis regulatory program. CordovaCann is advised by U.S. legal counsel and/or other advisors in connection with Oregon's cannabis regulatory program. CordovaCann only engages in transactions with Oregon cannabis

businesses that hold licenses that are in good standing to cultivate, possess and/or distribute cannabis in Oregon in compliance with Oregon's cannabis regulatory program. To the extent required by Oregon's cannabis regulatory program, CordovaCann has fully disclosed and/or registered each financial interest CordovaCann holds in such Oregon cannabis business. As of the date hereof, CordovaCann and Farms of the Future are in compliance with Oregon's cannabis regulatory program.

Nevada's Cannabis Regulatory Environment

For the purposes of Staff Notice 51-352, the assets and interests proposed to be held by CordovaCann in Nevada are classified as "ancillary" involvement in the U.S. cannabis industry.

Nevada authorized the cultivation, possession and distribution of cannabis by certain licensed Nevada cannabis businesses. The Nevada Department of Taxation regulates Nevada's cannabis regulatory program. CordovaCann is advised by U.S. legal counsel and/or other advisors in connection with Nevada's cannabis regulatory program. CordovaCann only engages in transactions with Nevada cannabis businesses that hold licenses that are in good standing to cultivate, possess and/or distribute cannabis in Nevada in compliance with Nevada's cannabis regulatory program. To the extent required by Nevada's cannabis regulatory program, CordovaCann has fully disclosed and/or registered each financial interest CordovaCann holds in such Nevada cannabis business. As of the date hereof, CordovaCann and Forever Green are in compliance with Nevada's cannabis regulatory program.

California's Cannabis Regulatory Environment

For the purposes of Staff Notice 51-352, the assets and interests contemplated to be held by CordovaCann in California are classified as "ancillary" involvement in the U.S. cannabis industry.

California authorized the cultivation, possession and distribution of cannabis by certain licensed California cannabis businesses. The California Bureau of Cannabis Control regulates California's cannabis regulatory program. CordovaCann is advised by U.S. legal counsel and/or other advisors in connection with California's cannabis regulatory program. CordovaCann only engages in transactions with California cannabis businesses that hold licenses that are in good standing to cultivate, possess and/or distribute cannabis in California in compliance with California's cannabis regulatory program. To the extent required by California's cannabis regulatory program, CordovaCann has fully disclosed and/or registered each financial interest CordovaCann holds in such California cannabis business. As of the date hereof, CordovaCann and Humboldt Healthcare are in compliance with California's cannabis regulatory program.

4. NARRATIVE DESCRIPTION OF THE BUSINESS

4.1 Narrative Description of the Business

CordovaCann is committed to assembling a premier cannabis business with a vision to becoming a worldwide industry leader. The Issuer is focused on working with leading cannabis production and processing operators in key jurisdictions that will enable CordovaCann to serve national and international markets that have legal and regulated medical and/or recreational cannabis industries. The Issuer intends to leverage its production and processing investments to establish a platform that provides consistent formulations of products that provide effective and predictable experiences to end consumers and patients.

CordovaCann has entered into strategic relationships and investments with cannabis operators in Colorado, Oregon, Nevada and California. The Issuer will provide a variety of resources and services to these respective operators including, but not limited to: capital commitments, strategic positioning, brand development, best operating practices, access to intellectual property, administrative assistance, and general business consulting. Over the next twelve months, CordovaCann is focused on growing the operations of these strategic relationships. Moving forward, the Issuer will also seek partnerships with cannabis operators in key legal markets not currently served by CordovaCann, as well as seek to expand operations in those markets where the Issuer already has a presence. CordovaCann plans to immediately develop various end products for distribution in each of its current markets as well as to service other

brands and intellectual property owners with its growing processing and manufacturing platforms with a view to allowing these clients and prospective clients to gain access to our channels to market and to also generate additional revenue for the Issuer. The platform that the Issuer is building will seek to ensure that the end products are consistent across all jurisdictions by maintaining strict and professional standard operating procedures covering everything from marketing, sales, packaging, and branding through to the ultimate end user experience.

Over the longer-term, CordovaCann will focus on continuing to expand its reach into additional legal markets, with an increasing focus on international operations. The Issuer expects to organically build and forge strategic relationships with cannabis producers and processors in North America, South America, Europe, and Asia, but expects it should also be able to serve these markets through the export of products from Canada where legal. As the Issuer works to penetrate each of these markets with its branded products, the Issuer will likely develop and/or acquire new brands and products to further leverage its channels to market through the broadening of its product offerings. Additionally, CordovaCann may invest in additional parts of the cannabis value chain such as distribution and retail dispensaries, in markets where such assets are legal and provide a competitive advantage and significant operating leverage for the Issuer.

Use of Funds Available

CordovaCann has historically relied upon equity financings to satisfy its capital requirements and may require further equity capital to finance its development, expansion and acquisition activities moving forward.

The working capital position of CordovaCann as at June 30, 2018, was $3,114,199. This amount reflects the most recent equity financing completed by the Issuer to finance its current projects and operating costs for the next twelve (12) months. The current committed projects that require funds are set out below and at "*Section 3.2 – CordovaCann Cannabis-Related Investments*".

- Oregon Transaction: USD $1,050,000 for purchase of the remaining 72.5% interest in Cordova OR Operations by April 3, 2019; and
- Nevada Transaction: CordovaCann expects that up to USD $500,000 will be required for equipment and initial working capital for the launch of the project in the State of Nevada. The Issuer has budgeted for this amount in its upcoming use of funds.

Purpose of Funds

CordovaCann intends to spend its available funds on current projects, pipeline projects, product launches, and for working capital and general corporate purposes. The estimated use of funds that have been committed over the following twelve (12) months are as stated below:

Use of Funds Available	$
Current Committed Projects	1,550,000
Working Capital	1,564,199
NET:	3,114,199

Notwithstanding the foregoing, there may be circumstances where, for sound business reasons, a reallocation of funds may be necessary for CordovaCann to achieve its objectives. The Issuer may require additional funds in order to fulfill all of its expenditure requirements to meet its business objectives and may either issue additional securities and/or incur debt. There can be no assurance that additional funding required by the Issuer will be available, if required, or that if available, that such funding will be available to the Issuer on favourable terms. However, it is anticipated that the available funds will be sufficient to satisfy CordovaCann's business objectives over the next twelve (12) months.

4.2 Outstanding Asset-based Securities

This information is not applicable to the Issuer.

4.3 Mineral Projects

This information is not applicable to the Issuer.

4.4 Oil and Gas Operations

This information is not applicable to the Issuer.

5. SELECTED CONSOLIDATED FINANCIAL INFORMATION

5.1 Annual Information

The following table provides a brief summary of the financial information of the Issuer. For discussion of the factors affecting the comparability of the data below, including changes in accounting policies, significant acquisitions and major changes in the direction of the Issuer's business, please refer to *"Section 25 – Financial Statements"* for the financial statements of the Issuer.

	Twelve months ending June 30th 2017	**Twelve months ending June 30th 2016**	**Twelve months ending June 30th 2015**
Revenue	Nil	Nil	Nil
Income (loss) from continuing operations	$(88,405)	$(73,712)	$(106,368)
Income (loss) per common share from continuing operations (basic and diluted)	$(0.004)	$(0.003)	$(0.005)
Net comprehensive income (loss)	$(88,405)	$(73,712)	$(106,368)
Net comprehensive income (loss) per common share (basic and diluted)	$(0.004)	$(0.003)	$(0.005)
Total assets	$6,756	$7,775	$963
Total liabilities	$633,232	$545,846	$465,322
Cash dividends declared per common share	Nil	Nil	Nil

	Three months ending September 30th 2017	**Three months ending December 31st 2017**	**Three months ending March 31st 2018**
Revenue	Nil	Nil	$8,819
Income (loss) from continuing operations	$(24,801)	$(811,491)	$(1,888,082)
Income (loss) per common share from continuing operations (basic and diluted)	$(0.001)	$(0.026)	$(0.051)
Net comprehensive income (loss)	$(24,801)	$(811,491)	$(1,888,017)
Net comprehensive income (loss) per	$(0.001)	$(0.026)	$(0.051)

common share (basic and diluted)			
Total assets	$2,702	$208,569	$911,128
Total liabilities	$653,979	$201,464	$324,784
Cash dividends declared per common share	Nil	Nil	Nil

5.2 Quarterly Information

	Three months ending September 30th 2015	Three months ending December 31st 2015	Three months ending March 31st 2016	Three months ending June 30th 2016	Three months ending September 30th 2016	Three months ending December 31st 2016	Three months ending March 31st 2017	Three months ending June 30th 2017
Revenue	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Income (loss) from continuing operations	$(31,070)	$(21,957)	$(22,177)	$1,492[(1)]	$(20,902)	$(19,391)	$(20,962)	$(27,150)
Income (loss) per common share from continuing operations (basic and diluted)	$(0.001)	$(0.001)	$(0.001)	$0.000	$(0.001)	$(0.001)	$(0.001)	$(0.001)
Total assets	$1,800	$11,074	$8,839	$7,775	$5,410	$11,559	$7,743	$6,756

[(1)] The gain recorded during the three months ended June 30, 2016 is the result of the reversal of an over accrual of expenses.

5.3 Dividends

CordovaCann does not intend, and is not required, to pay any dividends on the Issuer Shares. Any decision to pay dividends will be made on the basis of the Issuer's earnings, financial requirements and other conditions existing at the time. No decisions have been made to change the dividend policy of CordovaCann. CordovaCann's ability to pay dividends may be affected by U.S. state and federal regulations. See "*Section 17 – Risk Factors*".

5.4 Foreign GAAP

The financial statements included in this Listing Statement have been prepared in accordance with IFRS.

6. MANAGEMENT'S DISCUSSION AND ANALYSIS

Please refer to Schedule "A" for the Issuer's management discussion and analysis ("**MD&A**") for the three and nine months ended March 31, 2018.

Please refer to Schedule "B" for the Issuer's MD&A for the year ended June 30, 2017.

7. MARKET FOR SECURITIES

The Issuer Shares currently trade on the OTCQB marketplace in the United States and are quoted on the OTCQB under the symbol "LVRLF".

8. CONSOLIDATED CAPITALIZATION

The following table outlines the capitalization of the Issuer, as at June 30, 2017 and the date of this Listing Statement. The table should be read in conjunction with the consolidated financial statements of the Issuer and the accompanying notes thereto, attached to this Listing Statement.

Description of Security	Authorized Amount	Issued and Outstanding as at June 30, 2017	Outstanding as at the date of this Listing Statement
Common Shares(1)	Unlimited	23,521,744	40,036,228
Options(2)	10% of the then issued and outstanding Common Shares	Nil	1,750,000
Warrants(3)	N/A	Nil	6,650,000
Fully Diluted Common Shares	N/A	23,521,744	48,436,228

Notes:

(1) *In events occurring subsequent to June 30, 2017 as described elsewhere in this Listing Statement, CordovaCann's issued and outstanding Issuer Shares increased by a total of 16,514,484 Common Shares. See "Section 10.7 – Prior Sales".*

(2) *In events occurring subsequent to June 30, 2017 as described elsewhere in this Listing Statement, CordovaCann's issued and outstanding options for the purchase of Common Shares increased by a total of 1,750,000 options as a result of issuances under the Stock Option Plan. See "Section 9.1 – Stock Option Plan".*

(3) *In events occurring subsequent to June 30, 2017 as described elsewhere in this Listing Statement, CordovaCann's issued and outstanding warrants for the purchase of Common Shares increased by a total of 6,650,000 warrants as a result of new issuances. See "Section 9.2 – Warrants".*

The following table outlines the loan capitalization of the Issuer, as at June 30, 2017 and the date of this Listing Statement. The table should be read in conjunction with the consolidated financial statements of the Issuer and the accompanying notes thereto, attached to this Listing Statement.

Description of Loan	Outstanding as at June 30, 2017	Outstanding as at June 30, 2018
Due to Related Parties(1)	$170,170	$99,312
Notes Payable to Related Parties(1)	$374,647	Nil

Notes:

(1) *In events occurring subsequent to June 30, 2017, as described elsewhere in this Listing Statement, CordovaCann's amounts due to related parties as at June 30, 2018 decreased to $99,312 and notes payable to related parties decreased to nil as a result of settlements and repayments. See "Section 10.7 – Prior Sales" and "Section 6 – Management's Discussion and Analysis".*

9. OPTIONS TO PURCHASE SECURITIES

9.1 Stock Option Plan

On November 22, 2017, the Issuer's shareholders approved and the Issuer adopted a new rolling stock option plan (the "**Option Plan**"), under which the Board may from time to time, in its discretion, grant to directors, officers, employees and consultants of the Issuer non-transferable options to purchase Common Shares. As of the date hereof, there were 1,750,000 issued and outstanding options under the Option Plan.

The principal purposes of the Option Plan are to provide the Issuer with the advantages of the incentive inherent in equity ownership on the part of directors, officers, employees and consultants of the Issuer who are responsible for the continued success of the Issuer, to create in those persons a proprietary interest in, and a greater concern for, the welfare and success of the Issuer, to retain the services of such persons, and to attract new directors, officers, employees and consultants.

Pursuant to the Option Plan, the Issuer may issue options for such period and exercise price as may be determined by the Board, and in any case not exceeding ten (10) years from the date of grant with the total options issued under the Option Plan not exceeding ten percent (10%) of the Common Shares, outstanding at the time of the granting of such options. The minimum exercise price of an option granted under the Option Plan must not be less than the market value of the Common Shares on the date such option is granted.

Unless accelerated in accordance with the Option Plan, options that have vested shall be terminated, to the extent not previously exercised, upon the occurrence of the first of the following events: (i) the expiration of the option as designated by the Board; (ii) in the case of termination of employment by the Issuer without cause, or the failure of a director or officer ceasing to hold its position, or the failure of the Issuer to renew a contract for services at the end of its terms, the date which is eighteen (18) months after the date of termination; (iii) in case of the death or disability of the optionee, the date which is one year after the death; and (iv) in all other cases, the date of termination.

The foregoing summary of the Option Plan is not complete and is qualified in its entirety by reference to the Option Plan, which is attached hereto as Schedule "E".

The tables below summarize information about the options issued and outstanding as at the date of this Listing Statement:

	Shares under Option	Exercise Price	Expiry Date
Executive Officers (including past Executive Officers)[(1)(4)]	600,000	$0.40	January 15, 2021
	600,000	$1.15	March 8, 2021
Directors (including past Directors)[(2)(4)]	100,000	$0.40	January 15, 2021
Executive Officers (including past Executive Officers) of Subsidiaries	Nil	N/A	N/A
Directors (including past Directors) of Subsidiaries	Nil	N/A	N/A
Employees (including past Employees)	Nil	N/A	N/A
Employees (including past Employees) of Subsidiaries	Nil	N/A	N/A
Consultants[(3)(4)]	300,000	$0.40	January 15, 2021
	150,000	$1.15	March 8, 2021

Notes:

(1) *Includes four (4) Executive Officers and past Executive officers.*
(2) *Includes two (2) Directors and past Directors.*
(3) *Includes two (2) Consultants.*
(4) *See chart below:*

Grant Date	Expiry Date	# Outstanding	# Exercisable	Exercise Price ($)	Estimated Fair Value Expense ($)
January 16, 2018	January 15, 2021	1,000,000	1,000,000	$0.40	$256,447
March 9, 2018	March 8, 2021	750,000	750,000	$1.15	$553,325

9.2 Warrants

As of the date of this Listing Statement, there were an aggregate of 6,650,000 warrants for the purchase of Common Shares issued and outstanding, as follows:

Number of Warrants	Exercise Price	Expiry Date
3,000,000(1)	$0.10	October 31, 2019
250,000(2)	$0.10	April 30, 2019
750,000(3)	$0.15	April 30, 2019
1,500,000(4)	$1.15	March 8, 2020
750,000(5)	$1.15	March 8, 2020
400,000(6)	$1.45	September 14, 2019

Notes:

(1) On November 1, 2017 and in connection with a consulting agreement with an Officer and Director, the Issuer granted warrants for the purchase of 3,000,000 Common Shares exercisable until October 31, 2019 at an exercise price of $0.10 per Common Share. On issuance, warrants for the purchase of 1,000,000 Common Shares vested immediately and the remaining warrants to vest upon the consultant meeting certain deliverables as set forth in the consulting agreement.

(2) On November 1, 2017 and in connection with a consulting agreement, the Issuer granted warrants for the purchase of 250,000 Common Shares exercisable until April 30, 2019 at an exercise price of $0.10 per Common Share. The warrants shall vest upon the consultant meeting certain deliverables as set forth in the consulting agreement.

(3) On November 1, 2017 and in connection with a consulting agreement, the Issuer granted warrants for the purchase of 750,000 Common Shares exercisable until April 30, 2019 at an exercise price of $0.15 per Common Share. On issuance, warrants for the purchase of 250,000 Common Shares vested immediately and the remaining warrants to vest upon the consultant meeting certain deliverables as set forth in the consulting agreement.

(4) On March 9, 2018 and in connection with a consulting agreement with an Officer and Director, the Issuer granted warrants for the purchase of 1,500,000 Common Shares exercisable until March 8, 2020 at an exercise price of $1.15 per Common Share. On issuance, warrants for the purchase of 1,500,000 Common Shares vested immediately.

(5) On March 9, 2018 and in connection with a consulting agreement, the Issuer granted warrants for the purchase of 750,000 Common Shares exercisable until March 8, 2020 at an exercise price of $1.15 per Common Share. The warrants shall vest upon the consultant meeting certain deliverables as set forth in the consulting agreement.

(6) On March 15, 2018 and in connection with a consulting agreement, the Issuer granted warrants for the purchase of 400,000 Common Shares exercisable until September 14, 2019 at an exercise price of $1.45 per Common Share. The warrants shall vest upon the consultant meeting certain deliverables as set forth in the consulting agreement.

There are no assurances that the warrants for the purchase of Common Shares described above will be exercised, in whole or in part.

10. DESCRIPTION OF THE SECURITIES

10.1 General

CordovaCann is authorized to issue an unlimited number of common shares (the "**Common Shares**" or "**Issuer Shares**"). There were 23,521,744 Issuer Shares issued and outstanding as at June 30, 2017 and 40,036,228 Issuer Shares issued and outstanding as at the date of this Listing Statement.

The holders of Issuer Shares are entitled to receive notice of and to attend and vote at all meetings of the shareholders of the Issuer and each Issuer Share confers the right to one vote in person or by proxy at all meetings of the shareholders of CordovaCann. The holders of the Issuer Shares are entitled to receive such dividends in any financial year as the Board may by resolution determine. In the event of the liquidation, dissolution or winding-up of the Issuer, whether voluntary or involuntary, the holders of the Issuer Shares are entitled to receive the remaining property and assets of the Issuer. The Issuer Shares do not have any pre-emptive rights, conversion or exchange rights, redemption, retraction, purchase for cancellation or surrender provisions, and sinking or purchase fund provisions. CordovaCann is not restricted in its ability to issue additional securities and does not require holders of its Issuer Shares to contribute additional capital.

10.2 Miscellaneous Securities Provisions

None of the matters set out in sections 10.2 to 10.6 of CSE – Form 2A are applicable to the Issuer.

10.7 Prior Sales

In the twelve (12) month period preceding the date of this Listing Statement, CordovaCann issued the following Common Shares.

Date Issued	Number of Common Shares Issued	Issue Price per Common Share	Aggregate Issue Price	Consideration
October 19, 2017	7,681,110	$0.05	$384,055	Debt Settlement
December 14, 2017	5,532,500	$0.10	$553,250	Cash / Consulting Services
March 12, 2018	890,074	USD $0.84	USD $747,662	Cash
June 12, 2018	2,390,800	USD $1.50	USD $3,586,196	Cash / Consulting Services
June 15, 2018	20,000	USD $1.50	USD $30,000	Consulting Services

Notes:

(1) On October 19, 2017 and pursuant to a debt conversion agreement, CordovaCann issued 7,681,110 Common Shares and fully settled $384,055 owing to a creditor at a price of $0.05 per Common Share.

(2) On December 14, 2017 and in connection with a private placement, CordovaCann issued 5,532,500 Common Shares at a price of $0.10 per Common Share for total gross proceeds of $553,250, of which $533,250 was received in cash and $20,000 was issued as consideration for services provided pursuant to a consulting agreement.

(3) On March 12, 2018 and in connection with a private placement, CordovaCann issued 890,074 Common Shares at a price of USD $0.84 per Common Share for total gross proceeds of USD $747,662.

(4) On June 12, 2018 and in connection with a private placement, CordovaCann issued 2,390,800 Common Shares at a price of USD $1.50 per Common Share for total gross proceeds of USD $3,586,196, of which USD $3,383,696 was received in cash and USD $202,500 was issued as consideration for services provided pursuant to consulting arrangements.

(5) On June 15, 2018 and in connection with a private placement, CordovaCann issued 20,000 Common Shares at a price of USD $1.50 per Common Share for total gross proceeds of USD $30,000, all of which was issued as consideration for services provided pursuant to a consulting arrangement.

10.8 Stock Exchange Price

The Issuer Shares currently trade on the OTCQB marketplace in the United States and are quoted on the OTCQB under the symbol "LVRLF".

The following table sets forth the reported high and low prices and the trading volume of the Issuer Shares for each month for the twelve (12) months prior to the date of this Listing Statement.

Date	High (USD $)	Low (USD $)	Volume
June, 2018	2.60	1.77	46,735
May, 2018	2.45	1.67	52,593
April, 2018	2.20	0.95	138,599
March, 2018	1.20	0.36	117,962
February, 2018	1.20	0.45	263,653
January, 2018	0.70	0.26	95,508
December, 2017	0.30	0.16	29,200
November, 2017	0.24	0.08	40,000
October, 2017	0.40	0.08	23,050
September, 2017	0.134	0.01	429,700
August, 2017	0.0123	0.01	14,500
July, 2017	0.012	0.012	-

11. ESCROWED SECURITIES

To the knowledge of the directors and executive officers of the Issuer, as at the date of this Listing Statement, none of CordovaCann's issued and outstanding shares are held in escrow.

12. PRINCIPAL SHAREHOLDERS

To the knowledge of the directors and executive officers of the Issuer, as at the date of this Listing Statement, no persons or corporations beneficially own, directly or indirectly, or exercise control or direction over, Issuer Shares carrying more than 10% of the voting rights attached to all outstanding Issuer Shares, except as follows:

Name of Holder	Owned of Record or Beneficially	Number of Common Shares Owned	Percentage of Outstanding Common Shares	Percentage of Outstanding Common Shares on Fully Diluted Basis
2364201 Ontario Corp.(1)	Record and Beneficially	5,895,046	14.72%	12.17%
GraySim Family Trust(2)	Record	5,895,046	14.72%	12.17%
T3 Research, LLC(3)	Record and Beneficially	2,947,523	7.36%	6.09%

Notes:

(1) *2364201 Ontario Corp. is a private holding company controlled by Ashish Kapoor.*

(2) *GraySim Family Trust is a discretionary family trust which Graham Simmonds is one of the beneficiaries to. Mr. Simmonds is not a trustee of GraySim Family Trust and has no control or direction over the Common Shares beneficially owned by it.*

(3) *T3 Research, LLC is a private holding company controlled by Thomas (Taz) M. Turner, Jr. Mr. Turner also may be seen to have control or direction over an additional 2,947,523 Common Shares held by Southshore Capital Partners, LP, a private investment fund.*

13. DIRECTORS AND OFFICERS

13.1 Directors and Officers

The following table sets forth the name of all directors and officers of the Issuer, their municipalities of residence, their current positions with the Issuer, their principal occupations during the past five years and the number and percentage of Issuer Shares beneficially owned, directly or indirectly, or over which control or direction is exercised as at the date of this Listing Statement.

Name, Residence and Position with the Issuer(1)	Principal Occupation during the past five years	Director Since	Number of Shares owned(2)
Thomas (Taz) M. Turner, Jr. Wrightsville Beach, North Carolina, USA Chairman, Chief Executive Officer (Age 40)	Chairman and CEO of the Issuer (CEO since September 2017; Director since November 2017; Chairman since May 2018); Founder and General Partner of Southshore Capital Partners, LP (since December 2009).	November 22, 2017	2,947,523(3)
Ashish Kapoor Toronto, Ontario, Canada Director, Chief Financial Officer, Corporate Secretary (Age 40)	Director, CFO and Corporate Secretary of the Issuer (March, 2015); CFO and Corporate Secretary of Gilla Inc. (CFO since November 2012, Corporate Secretary since May 2015); Director of The Mint Corporation (since July 2014); CFO of DealNet Capital Corp. (January 2013 – October 2015); CFO of Transeastern Power Trust (May 2014 – April 2015); Senior Vice President of Telecom, Media, Entertainment and Technology of Macquarie Capital Markets Canada Ltd. (August 2002 - March 2012).	March 10, 2015	5,895,046(4)
Nathan Nienhuis(7) Annapolis, Maryland, USA Director, Chief Operating Officer (Age 39)	Director and COO of the Issuer (Director since November 2017, COO since May 2018); Founder, Treasurer and COO of PharmaCulture Corp. (since October 2015); Consultant to various public and private companies since 2010.	November 22, 2017	Nil
Henry J. Kloepper(7) Toronto, Ontario, Canada Director (Age 68)	Director of the Issuer (since March 2015); CEO of Captor Capital Corp. (since December 2012); Director of Kure Technologies Inc. (since May 2015); Director of URU Metals Ltd. (since June 2017); CEO of Frontier Lithium Inc. (June 2011 – February 2017).	March 10, 2015	Nil

Name, Residence and Position with the Issuer[1]	Principal Occupation during the past five years	Director Since	Number of Shares owned[2]
Eric Lowy[5] Toronto, Ontario, Canada Director (Age 49)	Director of the Issuer (since November 2017); Partner of Irwin Lowy LLP (since August 2007).	November 22, 2017	Nil

Notes:

(1) The information as to province or state and country of residence and principal occupation, not being within the knowledge of the Issuer, has been furnished by the respective directors and officers individually.

(2) The information as to the shares beneficially owned or over which a director and officer exercise control or direction, not being within the knowledge of the Issuer, has been furnished by the respective directors and officers individually.

(3) Includes 2,947,523 Common Shares owned by T3 Research, LLC. Mr. Turner also may be seen to have control or direction over an additional 2,947,523 Common Shares held by Southshore Capital Partners, LP, a private investment fund.

(4) Includes 5,895,046 Common Shares owned by 2564201 Ontario Corp.

(5) Current member of the Audit Committee.

The directors and executive officers of the Issuer as a group beneficially own, directly or indirectly, or exercise control or direction over, an aggregate of 8,842,569 Issuer Shares, representing approximately 22.09% of the issued and outstanding Issuer Shares on a non-diluted basis.

Thomas (Taz) M. Turner, Jr. – ***Chairman and Chief Executive Officer***

Mr. Turner has over 15 years of experience in the capital markets focused on both debt and equity securities in the technology and consumer industries. Since founding Southshore Capital Partners, LP in 2009, Mr. Turner has guided the growth of Southshore's long/short global equity hedge fund as General Partner. Through his fund, Mr. Turner has invested in public and private cannabis companies since 2012. Prior to Southshore, Mr. Turner held progressive positions at hedge funds and private equity funds with Tala Investments, Trafelet Delta Funds and ABS Capital Partners, where he specialized in technology and consumer investments. Mr. Turner graduated from the University of Virginia with a Bachelor of Science in both Commerce and Mathematics.

Ashish Kapoor – ***Director, Chief Financial Officer and Corporate Secretary***

Mr. Kapoor has over 18 years of experience in providing capital markets advisory and assurance services as a finance professional. After obtaining his Chartered Accountant designation at Ernst & Young, Mr. Kapoor has gained over 10 years of experience in investment banking; advising clients across various industries. As a senior vice president at Macquarie Capital Markets Canada Ltd., Mr. Kapoor was responsible for the Canadian telecom, media, entertainment and technology investment banking and principal investing group. During his 10 years at Macquarie, Mr. Kapoor completed in excess of $3 billion in successful principal investments and advised on a further $4 billion of mergers and acquisitions for third party clients. Mr. Kapoor was formerly the CFO of DealNet Capital Corp., a consumer finance company, and Transeastern Power Trust (prior to its current name, Blockchain Power Trust), an independent power producer focused on renewable energy sources. Mr. Kapoor is currently the CFO of Gilla Inc., an E-liquid manufacturing business with distribution to over 25 countries, and a director of The Mint Corporation, a globally certified payments company. Mr. Kapoor obtained his Chartered Accountant designation as part of the Ernst & Young's Toronto practice and was awarded the Gold Medal for first place in Ontario, and the Bronze Medal for third place in Canada on the 2000 Chartered Accountancy Uniform Final Examination. Mr. Kapoor is also a CFA Charter holder and holds a Masters of Accounting and a Bachelor of Arts degree from University of Waterloo.

Nathan Nienhuis – ***Director and Chief Operating Officer***

Mr. Nienhuis has extensive experience consulting to both public and private companies on all aspects of cannabis operations; including general operations, facility design, management of production and processing facilities, product development and dispensary oversight. Mr. Nienhuis has served as a consultant to various public and private companies since 1996. Over the course of his career, Mr.

Nienhuis has served as head horticulturalist at licensed medical cannabis companies in California, Arizona, Colorado, Washington, Oregon, Nevada, Washington DC, and Canada. Furthermore, Mr. Nienhuis has developed and sold cutting-edge equipment for the safe extraction of cannabinoids and has been at the forefront of devising new extraction methods for processing at scale. As an extraction expert, Mr. Nienhuis has consulted on facility design for commercial cannabis extraction laboratories across the world, including ensuring compliance with Class 1 Division 1 standards for the use of volatile chemicals.

Henry J. Kloepper – ***Director***

Mr. Kloepper is a leading financier and has been involved in investment banking and corporate finance for over 30 years. Mr. Kloepper has a rounded knowledge of the capital markets, strategic growth and investments. Mr. Klopper has served as a director and officer of a number of public and private corporations and has held executive positions with Award Capital, JP Morgan, Citibank, Bank of America, and North American Trust in the US, Canada, and Europe.

Eric Lowy – ***Director***

Mr. Lowy is a Partner at Irwin Lowy LLP, a law firm located in Toronto, Canada. Mr. Lowy's practice focuses primarily on corporate finance, securities and merger and acquisition transactions, as well as public company governance and regulation. Mr. Lowy has extensive experience in counselling senior management and boards of public and private corporations, including with respect to financial disclosure matters and the preparation of financial statements and related management discussion and analysis. Mr. Lowy has served as a legal advisor to and as a director of a number of public and private corporations.

13.2 Board Committees

The Board is currently comprised of five (5) directors; being: Thomas (Taz) M. Turner, Jr. (Chairman); Ashish Kapoor; Nathan Nienhuis; Henry J. Kloepper and Eric Lowy who were each elected by the Issuer's shareholders to hold office until the next annual meeting of shareholders or until a successor is duly elected or appointed, unless his office is earlier vacated in accordance with the by-laws of the Issuer. Mr. Kloepper and Mr. Lowy are currently the only "independent" directors within the meaning of National Instrument 52-110 – Audit Committees ("**NI 52-110**"). Mr. Turner, the Issuer's Chief Executive Officer; Mr. Kapoor, the Issuer's Chief Financial Officer; and Mr. Nienhuis, the Issuer's Chief Operating Officer; are not considered to be independent for purposes of NI 52-110. The Board has determined that a board of five (5) members will be effective in the governance and supervision of the management of the Issuer's business and affairs at this time.

Other than the Audit Committee, the Board has no other committees. The directors are regularly informed of or are actively involved in the operations of the Issuer. The scope and size of the Issuer's operations and development does not currently warrant an increase in the size of the Board or the formation of additional committees, however, the Board periodically examines its size and constitution and may from time to time establish ad hoc committees to deal with specific situations.

Audit Committee

The current members of the Issuer's Audit Committee are Henry J. Kloepper, who is also the Chair of the Audit Committee, Eric Lowy, and Nathan Nienhuis. Mr. Kloepper and Mr. Lowy are currently the only "independent" members of the Audit Committee as defined within the meaning of NI 52-110. Mr. Nienhuis, the Issuer's Chief Operating Officer, is not considered to be an independent member of the Audit Committee for purposes of NI 52-110. All members of the Audit Committee are considered to be financially literate.

Mr. Kloepper is a leading financier and has been involved in investment banking and corporate finance for over 30 years. Mr. Kloepper has a rounded knowledge of the capital markets, strategic growth and investments. Mr. Kloepper has experience in reviewing and evaluating financial statements of a similar nature and breadth as those of the Issuer in his service as a director of public and private corporations.

Mr. Lowy is a Partner at Irwin Lowy LLP, a law firm located in Toronto, Canada. Mr. Lowy's practice focuses primarily on corporate finance, securities and merger and acquisition transactions, as well as public company governance and regulation. Mr. Lowy has extensive experience in counselling senior management and boards of public and private corporations, including with respect to financial disclosure matters and the preparation of financial statements and related management discussion and analysis. Mr. Lowy has served as a legal advisor to and as a director of a number of public and private corporations. Mr. Lowy has experience in reviewing and evaluating financial statements of a similar nature and breadth as those of the Issuer, both as a legal advisor and in his service as a director of public and private corporations.

Mr. Nienhuis has extensive experience consulting to both public and private companies on all aspects of cannabis operations; including general operations, facility design, management of production and processing facilities, product development and dispensary oversight. Mr. Nienhuis has experience in reviewing and evaluating financial statements of a similar nature and breadth as those of the Issuer.

13.3 Cease Trade Orders or Bankruptcies

To the knowledge of the Issuer, no existing or proposed director, executive officer or promoter of the Issuer is, or within the ten (10) years prior to the date hereof has been, a director, chief executive officer or chief financial officer of any other corporation that, while that person was acting in the capacity of a director, chief executive officer or chief financial officer of that corporation, was the subject of a cease trade order or similar order that denied the corporation access to any exemptions under applicable securities law, for a period of more than thirty (30) consecutive days, was declared bankrupt or made a voluntary assignment in bankruptcy, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

13.4 Bankruptcies

To the knowledge of the Issuer, no director, officer or promoter of the Issuer or a securityholder anticipated to hold sufficient securities of the Issuer to affect materially the control of the Issuer, or a personal holding company of such persons has, within the ten (10) years before the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or been subject to or instituted any proceedings, arrangements or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of such individual.

13.5 Penalties or Sanctions

To the knowledge of the Issuer, no director, officer or promoter of the Issuer, or a securityholder anticipated to hold sufficient securities of the Issuer to affect materially the control of the Issuer has, within the last ten (10) years before the date hereof, been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority or been subject to any other penalties or sanctions imposed by a court or regulatory body, including a self-regulatory body that would be likely to be considered important to a reasonable investor making a decision in regards to the Issuer.

13.6 Conflicts of Interest

The Issuer's directors and officers may serve as directors or officers of other companies or have significant shareholdings in other companies and, to the extent that such other companies may participate in ventures in which the Issuer may participate, the directors of the Issuer may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. In the event that such a conflict of interest arises at a meeting of the Issuer's directors, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms. The directors of the Issuer are required to act honestly, in good faith and in the best interests of the Issuer.

The directors and officers of the Issuer are aware of the existence of laws governing the accountability of directors and officers for corporate opportunity and requiring disclosures by the directors of conflicts of

interest and the Issuer will rely upon such laws in respect of any directors' and officers' conflicts of interest or in respect of any breaches of duty by any of its directors and officers. All such conflicts will be disclosed by such directors or officers in accordance with applicable laws and shall govern themselves in respect thereof to the best of their ability in accordance with the obligations imposed upon them by law. The directors and officers of the Issuer are not aware of any such conflicts of interest.

14. CAPITALIZATION

Issued Capital

Public Float	**Number of Securities (non-diluted)**	**Number of Securities (fully-diluted)**	**% of Issued (non-diluted)**	**% of Issued (fully-diluted)**
Total outstanding (A)	40,036,228	48,436,228	100.00%	100.00%
Held by Related Persons or employees of the Issuer or Related Person of the Issuer, or by persons or companies who beneficially own or control, directly or indirectly, more than a 5% voting position in the Issuer (or who would beneficially own or control, directly or indirectly, more than a 5% voting position in the Issuer upon exercise or conversion of other securities held) (B)	19,739,629	25,239,629	49.30%	52.11%
Total Public Float (A-B)	20,296,599	23,196,599	50.70%	47.89%
Freely-Tradeable Float				
Number of outstanding securities subject to resale restrictions, including restrictions imposed by pooling or other arrangements or in a shareholder agreement and securities held by control block holders (C)	Nil	Nil	0.00%	0.00%
Total Tradeable Float (A-C)	40,036,228	48,436,228	100.00%	100.00%

Public Securityholders (Registered)

This section includes information on the registered public shareholders of the Issuer.

Class of Security

Size of Holding	**Number of holders**	**Total number of securities**
1 – 99 securities	276	1,729
100 – 499 securities	25	7,789
500 – 999 securities	18	12,658
1,000 – 1,999 securities	11	14,500
2,000 – 2,999 securities	7	17,812

3,000 – 3,999 securities	2	6,938
4,000 – 4,999 securities	1	4,818
5,000 or more securities	97	18,871,809
	437	**18,938,053**

Public Securityholders (Beneficial)

This section includes information on the public shareholders of the Issuer.

Class of Security

Size of Holding	**Number of holders**	**Total number of securities**
1 – 99 securities	47	1,177
100 – 499 securities	33	7,204
500 – 999 securities	9	5,611
1,000 – 1,999 securities	21	24,802
2,000 – 2,999 securities	9	21,241
3,000 – 3,999 securities	6	19,603
4,000 – 4,999 securities	4	16,500
5,000 or more securities	29	1,262,408
	158	**1,358,546**

Non-Public Securityholders (Registered)

This section only includes information on the non-public shareholders of the Issuer.

Class of Security

Size of Holding	**Number of holders**	**Total number of securities**
1 – 99 securities	0	0
100 – 499 securities	0	0
500 – 999 securities	0	0
1,000 – 1,999 securities	0	0
2,000 – 2,999 securities	0	0
3,000 – 3,999 securities	0	0
4,000 – 4,999 securities	0	0
5,000 or more securities	5	19,739,629
	5	**19,739,629**

15. EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

The Issuer recognizes that remuneration plays an important role in attracting, motivating, rewarding and retaining knowledgeable and skilled individuals to the Issuer's management team. However, the Issuer has not, as yet, generated any significant income or cash flow from operations. The Board has to consider not only the financial situation of the Issuer at the time of the determination of executive compensation, but also the estimated financial situation in the mid and long-term. The Board plans to ensure that, at all times, its compensation arrangements adequately reflect the responsibilities and risks involved in being an effective director or officer of the Issuer.

Given the Issuer's size and stage of operations, the Board does not have a separate compensation committee and such functions are addressed by the entire Board.

Named Executive Officers

For the purposes of this Listing Statement, "Named Executive Officer" or "NEO" of the Issuer means the following individuals: (i) a chief executive officer ("**CEO**"); (ii); a chief financial officer ("**CFO**"); (iii) each of the Issuer's three most highly compensated executive officers, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year whose total compensation was, individually, more than $150,000 for that financial year; and (iv) each individual who would be a NEO under (iii) except that the individual was neither an executive officer of the Issuer nor acting in a similar capacity at the end of the most recently completed financial year.

During the year ended June 30, 2017, the Issuer had the following three NEO's: Ashish Kapoor, Director, CFO, Corporate Secretary; Henry J Kloepper, Director; and Graham Simmonds, Former Chairman and Former CEO.

Summary Compensation Table

The following table sets out certain information respecting the compensation paid to the NEOs and Directors of the Issuer for the years ended June 30, 2017, 2016 and 2015.

					Non-equity incentive plan compensation ($)				
Name and Principal Position	**Year**	**Salary ($)**	**Share-based awards ($)**	**Option-based awards ($)**	**Annual incentive plans**	**Long-term incentive plans**	**Pension value ($)**	**All other compensation ($)**	**Total compensation ($)**
Ashish Kapoor[(1)] Director, CFO and Corporate Secretary	2017	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
	2016	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
	2015	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Henry J. Kloepper[(2)] Director	2017	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
	2016	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
	2015	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Graham Simmonds[(3)] Former Chairman and Former CEO	2017	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
	2016	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
	2015	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil

Notes:

(1) *Mr. Kapoor was appointed as a Director, Chief Financial Officer and Corporate Secretary of the Issuer on March 10, 2015. See "Employment Agreements; Termination and Change of Control Benefits" below for a summary of Mr. Kapoor's current compensation.*

(2) Mr. Kloepper was appointed as a Director of the Issuer on March 10, 2015. See "Director Compensation" below for a summary of current director compensation.

(3) Mr. Simmonds was appointed as Chairman and Chief Executive Officer of the Issuer on March 10, 2015. On September 22, 2017, Mr. Simmonds resigned as Chief Executive Officer of the Issuer and was replaced by Mr. Turner. On May 17, 2018, Mr. Simmonds resigned as a Director and as Chairman of the Issuer and was replaced by Mr. Turner. See "Employment Agreements; Termination and Change of Control Benefits" below for a summary of Mr. Turner's current compensation.

Employment Agreements; Termination and Change of Control Benefits

As of the date of this Listing Statement, the Issuer is a party to the following employment agreements:

Thomas (Taz) M. Turner, Jr. Pursuant to the employment agreement entered into with Mr. Turner, Mr. Turner serves as the CEO of the Issuer and is entitled to an annual base salary of USD $200,000 and is eligible to earn a cash performance bonus.

Mr. Turner' employment agreement may be terminated by the Issuer without notice or payment in lieu of notice for just cause. Mr. Turner may terminate his employment for any reason by providing at least two months' notice in writing. If the Issuer elects to terminate the employment of Mr. Turner without cause, and provided Mr. Turner is in compliance with the relevant terms and conditions of his employment agreement, the Issuer shall be obligated to pay Mr. Turner eighteen months of his monthly base salary and any accrued and unpaid expenses and fees.

If (i) there has been a Change of Control (as defined below) of the Issuer, and (ii) the Involuntary Termination (as defined below) of the employment of Mr. Turner has occurred within twelve months of the date of the Change of Control, the Issuer shall pay Mr. Turner, in a lump sum, an amount equal to the sum of the following:

(a) twenty-four months of the base salary immediately prior to the date of the Change of Control;

(b) the annual premium cost to the Issuer of all the benefits provided to Mr. Turner by the Issuer under his employment agreement immediately prior to the date of the Change of Control; and

(c) any other outstanding amounts owed to Mr. Turner under his employment agreement.

Furthermore, the Issuer shall also be required to pay to Mr. Turner the lump sum of any other outstanding amounts owed to Mr. Turner (including entities related to or controlled by Mr. Turner) regardless of the terms of such amounts which will become immediately due and payable upon Involuntary Termination.

Ashish Kapoor. Pursuant to the employment agreement entered into with Mr. Kapoor, Mr. Kapoor serves as the CFO of the Issuer and is entitled to an annual base salary of USD $200,000 and is eligible to earn a cash performance bonus.

Mr. Kapoor' employment agreement may be terminated by the Issuer without notice or payment in lieu of notice for just cause. Mr. Kapoor may terminate his employment for any reason by providing at least two months' notice in writing. If the Issuer elects to terminate the employment of Mr. Kapoor without cause, and provided Mr. Kapoor is in compliance with the relevant terms and conditions of his employment agreement, the Issuer shall be obligated to pay Mr. Kapoor eighteen months of his monthly base salary and any accrued and unpaid expenses and fees.

If (i) there has been a Change of Control (as defined below) of the Issuer, and (ii) the Involuntary Termination (as defined below) of the employment of Mr. Kapoor has occurred within twelve months of the date of the Change of Control, the Issuer shall pay Mr. Kapoor, in a lump sum, an amount equal to the sum of the following:

(a) twenty-four months of the base salary immediately prior to the date of the Change of Control;

(b) the annual premium cost to the Issuer of all the benefits provided to Mr. Kapoor by the Issuer under his employment agreement immediately prior to the date of the Change of Control; and

(c) any other outstanding amounts owed to Mr. Kapoor under his employment agreement.

Furthermore, the Issuer shall also be required to pay to Mr. Kapoor the lump sum of any other outstanding amounts owed to Mr. Kapoor (including entities related to or controlled by Mr. Kapoor) regardless of the terms of such amounts which will become immediately due and payable upon Involuntary Termination.

Nathan Nienhuis. Pursuant to the employment agreement entered into with Mr. Nienhuis, Mr. Nienhuis serves as the COO of the Issuer and is entitled to an annual base salary of USD $200,000 and is eligible to earn a cash performance bonus.

Mr. Nienhuis' employment agreement may be terminated by the Issuer without notice or payment in lieu of notice for just cause. Mr. Nienhuis may terminate his employment for any reason by providing at least two months' notice in writing. If the Issuer elects to terminate the employment of Mr. Nienhuis without cause, and provided Mr. Nienhuis is in compliance with the relevant terms and conditions of his employment agreement, the Issuer shall be obligated to pay Mr. Nienhuis eighteen months of his monthly base salary and any accrued and unpaid expenses and fees.

If (i) there has been a Change of Control (as defined below) of the Issuer, and (ii) the Involuntary Termination (as defined below) of the employment of Mr. Nienhuis has occurred within twelve months of the date of the Change of Control, the Issuer shall pay Mr. Nienhuis, in a lump sum, an amount equal to the sum of the following:

(a) twenty-four months of the base salary immediately prior to the date of the Change of Control;

(b) the annual premium cost to the Issuer of all the benefits provided to Mr. Nienhuis by the Issuer under his employment agreement immediately prior to the date of the Change of Control; and

(c) any other outstanding amounts owed to Mr. Nienhuis under his employment agreement.

Furthermore, the Issuer shall also be required to pay to Mr. Nienhuis the lump sum of any other outstanding amounts owed to Mr. Nienhuis (including entities related to or controlled by Mr. Nienhuis) regardless of the terms of such amounts which will become immediately due and payable upon Involuntary Termination.

In addition to Mr. Nienhuis' employment agreement, Mr. Nienhuis also entered into a consulting agreement with the Issuer, whereby the Issuer granted to Mr. Nienhuis warrants for the purchase of 3,000,000 Common Shares exercisable until October 31, 2019 at an exercise price of $0.10 per Common Share. Furthermore, such consulting agreement was amended and the Issuer granted to Mr. Nienhuis additional warrants for the purchase of 1,500,000 Common Shares exercisable until March 8, 2020 at an exercise price of $1.15 per Common Share. See "*Section 9.2 – Warrants – Notes 1 and 4*"

For the purposes of the aforementioned employment agreements, the occurrence of any one or more of the following events shall constitute a change of control (a "**Change of Control**"):

(a) the acceptance by the Issuer's shareholders representing in the aggregate more than fifty percent (50%) of all the issued and outstanding Common Shares of the Issuer, of any offer, whether by way of take-over bid or otherwise, for all or any of the Common Shares of the Issuer;

(b) the acquisition hereafter, by whatsoever means (including, without limitation by way of arrangement, merger or amalgamation), by any person (or two or more persons acting jointly or in concert), directly or indirectly, of the beneficial ownership of the Common Shares of the Issuer or rights to acquire the Common Shares of the Issuer that, together with such person's then owned Common Shares and rights to acquire Common Shares, if any, representing in the aggregate more than fifty percent (50%) of all issued and outstanding Common Shares of the Issuer;

(c) the passing of a resolution by the Board of Directors or the common shareholders to substantially liquidate the assets or wind-up or significantly rearrange the affairs of the Issuer in one or more transactions or series of transactions (including by way of an arrangement, merger or amalgamation) or the commencement of proceedings for such a liquidation, winding-up or re-arrangement;

(d) the sale by the Issuer of all or substantially all of its assets (other than to an affiliate of the Issuer) in circumstances where the affairs of the Issuer are continued, directly or indirectly, and where the shareholders of the Issuer remain substantially the same following the sale as existed prior to the sale;

(e) persons who were proposed as nominees (but not including nominees under a common shareholder proposal) to become members of the Board of Directors immediately prior to a meeting of the common shareholders involving a contest for, or an item of business relating to the election of the Issuer's directors, not constituting a majority of the directors of the Issuer following such election; and

(f) any other event which, in the opinion of the Board of Directors, reasonably constitutes a change of control of the Issuer.

For the purposes of the aforementioned employment agreements, involuntary termination ("**Involuntary Termination**") shall mean:

(a) any requirement by the Issuer that the NEO's position and principal office be relocated to a location materially different than the NEO's location on the date of the Change of Control, without the consent of the NEO;

(b) any material reduction in the NEO's title, reporting relationship, responsibilities or authority;

(c) any reduction in the base salary of the NEO;

(d) any material reduction in the value of the NEO's employee benefit programs; or

(e) the termination of the NEO's employment other than for cause.

Director Compensation

The Issuer has no formal agreements for compensating its Directors for their services in their capacity as directors. The Issuer's Board of Directors agreed to pay each of the Issuer's non-executive directors USD $2,000 per month for their services. The payment or non-payment of non-executive director fees is made by the Board of Directors from time to time. Directors are expected in the future to receive stock options to purchase Common Shares as may be awarded by the Board of Directors. As of the date hereof, there are 100,000 issued and outstanding options granted to the Issuer's non-executive directors under the Option Plan. See "*Section 9.1 – Stock Option Plan*".

16. INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No director, executive officer or senior officer the Issuer, or any associates of such persons, is indebted to the Issuer and no indebtedness of such persons is the subject of a guarantee, support agreement, letter of credit or other similar arrangement provided by the Issuer.

17. RISK FACTORS

The following are certain risk factors relating to the business carried on by the Issuer that prospective holders of Issuer Shares should carefully consider.

Risks specifically related to the United States regulatory system.

The Issuer's investments operate in a new industry which is highly regulated, highly competitive and evolving rapidly. As such, new risks may emerge, and management may not be able to predict all such risks or be able to predict how such risks may result in actual results differing from the results contained in any forward-looking statements.

The Issuer's investments incur ongoing costs and obligations related to regulatory compliance. Failure to comply with regulations may result in additional costs for corrective measures, penalties or in restrictions of operations. In addition, changes in regulations, more vigorous enforcement thereof or other unanticipated events could require extensive changes to operations, increased compliance costs or give rise to material liabilities, which could have a material adverse effect on the business, results of operations and financial condition of the Issuer's investments and, therefore, on the Issuer's prospective returns. Further, the Issuer may be subject to a variety of claims and lawsuits. Adverse outcomes in some or all of these claims may result in significant monetary damages or injunctive relief that could adversely affect our ability to conduct our business. Litigation and other claims are subject to inherent uncertainties and management's view of these matters may change in the future. A material adverse impact on our financial statements could also occur for the period in which the effect of an unfavorable final outcome becomes probable and reasonably capable of being estimated. The industry is subject to extensive controls and regulations which may significantly affect the financial condition of market participants. The marketability of any product may be affected by numerous factors that are beyond the control of the Issuer's investments and which cannot be predicted, such as changes to government regulations, including those relating to taxes and other government levies which may be imposed. Changes in government levies, including taxes, could reduce the Issuer's investments' earnings and could make future capital investments or the Issuer's investments' operations uneconomic. The industry is also subject to numerous legal challenges, which may significantly affect the financial condition of market participants and which cannot be reliably predicted.

CordovaCann is expected to continue to derive a portion of its revenues from the cannabis industry in certain states of the United States, which industry is illegal under United States federal law. While the Issuer's business activities are compliant with applicable state and local laws, such activities remain illegal under United States federal law. CordovaCann is involved in the cannabis industry in the United States where local and state laws permit such activities or provide limited defenses to criminal prosecutions. The enforcement of relevant laws is a significant risk.

Twenty-nine of the states in the United States have enacted comprehensive legislation to regulate the sale and use of medical cannabis. Notwithstanding the permissive regulatory environment of medical cannabis at the state level, cannabis continues to be categorized as a Schedule 1 controlled substance under the United States Controlled Substances Act of 1970. As such, cannabis-related practices or activities, including without limitation, the cultivation, manufacture, importation, possession, use or distribution of cannabis, are illegal under United States federal law. Strict compliance with state laws with respect to cannabis will neither absolve the Issuer of liability under United States federal law, nor will it provide a defense to any federal proceeding which may be brought against the Issuer. Any such proceedings brought against the Issuer may adversely affect the Issuer's operations and financial performance.

Because of the conflicting views between state legislatures and the federal government of the United States regarding cannabis, investments in cannabis businesses in the United States are subject to inconsistent legislation, regulation, and enforcement. Unless and until the United States Congress amends the United States Controlled Substances Act with respect to cannabis or the Drug Enforcement Agency reschedules or de-schedules cannabis (and as to the timing or scope of any such potential amendments there can be no assurance), there is a risk that federal authorities may enforce current federal law, which

would adversely affect the current and future investments of the Issuer in the United States. As a result of the tension between state and federal law, there are a number of risks associated with the Issuer's existing and future investments in the United States.

For the reasons set forth above, the Issuer's existing interests in the United States cannabis market may become the subject of heightened scrutiny by regulators, stock exchanges, clearing agencies and other authorities in Canada. It has been reported by certain publications in Canada that the Canadian Depository for Securities Limited may implement policies that would see its subsidiary, CDS Clearing and Depository Services Inc. ("**CDS**"), refuse to settle trades for cannabis issuers that have investments in the United States. CDS is Canada's central securities depository, clearing and settlement hub settling trades in the Canadian equity, fixed income and money markets. The TMX Group, the owner and operator of CDS, subsequently issued a statement on August 17, 2017 reaffirming that there is no CDS ban on the clearing of securities of issuers with cannabis-related activities in the United States, despite media reports to the contrary and that the TMX Group was working with regulators to arrive at a solution that will clarify this matter, which would be communicated at a later time.

On February 8, 2018, following discussions with the Canadian Securities Administrators ("**CSA**") and recognized Canadian securities exchanges, the TMX Group announced the signing of a Memorandum of Understanding ("**TMX MOU**") with Aequitas NEO Exchange Inc., the CSE, the Toronto Stock Exchange, and the TSX Venture Exchange. The TMX MOU outlines the parties' understanding of Canada's regulatory framework applicable to the rules, procedures, and regulatory oversight of the exchanges and CDS as it relates to issuers with cannabis-related activities in the United States. The TMX MOU confirms, with respect to the clearing of listed securities, that CDS relies on the exchanges to review the conduct of listed issuers. As a result, there is no CDS ban on the clearing of securities of issuers with cannabis-related activities in the United States. However, there can be no guarantee that this approach to regulation will continue in the future. If such a ban were to be implemented, it would have a material adverse effect on the ability of holders of Common Shares to make and settle trades. In particular, the Common Shares would become highly illiquid as until an alternative was implemented, investors would have no ability to effect a trade of the Common Shares through the facilities of a stock exchange. The Issuer has obtained eligibility with the Depository Trust Issuer ("**DTC**") for its Common Share quotation on the OTCQB and such DTC eligibility provides another possible avenue to clear Common Shares in the event of a CDS ban.

The activities of CordovaCann's investments are, and will continue to be, subject to evolving regulation by governmental authorities. The Issuer's investments are directly or indirectly engaged in the medical and recreational cannabis industry in the United States, where local state laws permit such activities, and in the legal medical cannabis industry in Canada, where recreational cannabis is not expected to be legalized until the Cannabis Act comes into force. The legality of the production, extraction, distribution and use of cannabis differs among each North American jurisdictions.

CordovaCann's investments have been focused in four states that have legalized the medical and/or recreational use of cannabis, being California, Colorado, Nevada and Oregon. Over half of the U.S. states have enacted legislation to legalize and regulate the sale and use of medical cannabis. However, the U.S. federal government has not enacted similar legislation. As such, the cultivation, manufacture, distribution, sale and use of cannabis remains illegal under U.S. federal law.

Further, on January 4, 2018, U.S. Attorney General, Jeff Sessions, formally rescinded the standing DOJ federal policy guidance governing enforcement of marijuana laws, as set forth in a series of memos and guidance from 2009-2014, principally the Cole Memorandum. The Cole Memorandum generally directed U.S. Attorneys not to enforce the federal marijuana laws against actors who are compliant with state laws, provided enumerated enforcement priorities were not implicated. The rescission of this memo and other Obama-era prosecutorial guidance did not create a change in federal law as the Cole Memorandums were never legally binding; however, the revocation removed the DOJ's guidance to U.S. Attorneys that state-regulated cannabis industries substantively in compliance with the Cole Memorandum's guidelines should not be a prosecutorial priority. The federal government of the United States has always reserved

the right to enforce federal law regarding the sale and disbursement of medical or recreational marijuana, even if state law sanctioned such sale and disbursement. Although the rescission of the above memorandums does not necessarily indicate that marijuana industry prosecutions are now affirmatively a priority for the DOJ, there can be no assurance that the federal government will not enforce such laws in the future.

Additionally, there can be no assurance that state laws legalizing and regulating the sale and use of cannabis will not be repealed or overturned, or that local governmental authorities will not limit the applicability of state laws within their respective jurisdictions. It is also important to note that local and city ordinances may strictly limit and/or restrict the distribution of cannabis in a manner that could make it extremely difficult or impossible to transact business in the cannabis industry. If the federal government begins to enforce federal laws relating to cannabis in states where the sale and use of cannabis is currently legal, or if existing state laws are repealed or curtailed, the Issuer's investments in such businesses would be materially and adversely affected notwithstanding the fact that the Issuer is not directly engaged in the sale or distribution of cannabis. Federal actions against any individual or entity engaged in the marijuana industry or a substantial repeal of marijuana related legislation could adversely affect the Issuer, its business and its investments.

In light of the political and regulatory uncertainty surrounding the treatment of U.S. cannabis-related activities, including the rescission of the Cole Memorandum discussed above, on February 8, 2018, the CSA published Staff Notice 51-352 setting out the CSA's disclosure expectations for specific risks facing issuers with cannabis-related activities in the United States. Staff Notice 51-352 confirms that a disclosure-based approach remains appropriate for issuers with U.S. cannabis-related activities. Staff Notice 51-352 includes additional disclosure expectations that apply to all issuers with U.S. cannabis-related activities, including those with direct and indirect involvement in the cultivation and distribution of cannabis, as well as issuers that provide goods and services to third parties involved in the U.S. cannabis industry. The Issuer views this staff notice favourably, as it provides increased transparency and greater certainty regarding the views of the exchanges and the regulators regarding the Issuer's existing operations and strategic business plan as well as the Issuer's ability to pursue further investments and opportunities in the United States.

The Issuer's investments in the United States are subject to applicable anti-money laundering laws and regulations.

The Issuer is subject to a variety of laws and regulations domestically and in the United States that involve money laundering, financial recordkeeping and proceeds of crime, including the U.S. Currency and Foreign Transactions Reporting Act of 1970 (commonly known as the Bank Secrecy Act), as amended by Title III of the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (USA PATRIOT Act), the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada), as amended and the rules and regulations thereunder, and any related or similar rules, regulations or guidelines, issued, administered or enforced by governmental authorities in the United States and Canada. Further, under U.S. federal law, banks or other financial institutions that provide a cannabis business with a checking account, debit or credit card, small business loan, or any other service could be found guilty of money laundering, aiding and abetting, or conspiracy.

Despite these laws, FinCEN issued a memorandum on February 14, 2014 outlining the pathways for financial institutions to bank marijuana businesses in compliance with federal enforcement priorities. The FinCEN Memorandum states that in some circumstances, it is permissible for banks to provide services to cannabis-related businesses without risking prosecution for violation of federal money laundering laws. It refers to supplementary guidance that Deputy Attorney General Cole issued to federal prosecutors relating to the prosecution of money laundering offenses predicated on cannabis-related violations of the United States Controlled Substances Act on the same day (the "**2014 Cole Memo**"). The 2014 Cole Memo has been rescinded as of January 4, 2018, along with the Cole Memorandum, removing guidance that enforcement of applicable financial crimes was not a DOJ priority.

Attorney General Sessions' revocation of the Cole Memorandum and the 2014 Cole Memo has not affected the status of the FinCEN Memorandum, nor has the Department of the Treasury given any indication that it intends to rescind the FinCEN Memorandum itself. Though it was originally intended for the 2014 Cole Memo and the FinCEN Memorandum to work in tandem, the FinCEN Memorandum appears to remain in effect as a standalone document which explicitly lists the eight enforcement priorities originally cited in the rescinded Cole Memorandum. Although the FinCEN Memorandum remains intact, indicating that the Department of the Treasury and FinCEN intend to continue abiding by its guidance, it is unclear whether the current administration will continue to follow the guidelines of the FinCEN Memorandum.

The Issuer's investments, and any proceeds thereof, are considered proceeds of crime due to the fact that cannabis remains illegal federally in the United States. This restricts the ability of the Issuer to declare or pay dividends, effect other distributions or subsequently repatriate such funds back to Canada. Furthermore, while the Issuer has no current intention to declare or pay dividends on its shares in the foreseeable future, the Issuer may decide or be required to suspend declaring or paying dividends without advance notice and for an indefinite period of time.

The Issuer's investments in the United States may be subject to heightened scrutiny by Canadian authorities.

For the reasons set forth above, the Issuer's existing investments in the United States, and any future investments, may become the subject of heightened scrutiny by regulators, stock exchanges and other authorities in Canada. As a result, the Issuer may be subject to significant direct and indirect interaction with public officials. There can be no assurance that this heightened scrutiny will not in turn lead to the imposition of certain restrictions on the Issuer's ability to invest in the United States or any other jurisdiction, in addition to those described herein.

Although the TMX MOU has confirmed that there is currently no CDS ban on the clearing of securities of issuers with cannabis-related activities in the United States, there can be no guarantee that this approach to regulation will continue in the future. If such a ban were to be implemented, it would have a material adverse effect on the ability of holders of Common Shares to make and settle trades. In particular, the Common Shares would become highly illiquid as until an alternative was implemented, investors would have no ability to effect a trade of the Common Shares through the facilities of a stock exchange.

Change in laws, regulations and guidelines.

Each investment's current and proposed operations are subject to a variety of laws, regulations and guidelines, including, but not limited to, those relating to the manufacture, management, transportation, storage and disposal of cannabis, as well as laws and regulations relating to health and safety (including those for consumable products), the conduct of operations and the protection of the environment. These laws and regulations are broad in scope and subject to evolving interpretations. If any changes to such laws, regulations and guidelines occur, which are matters beyond the control of the Issuer, the Issuer may incur significant costs in complying with such changes or it may be unable to comply therewith, which in turn may result in a material adverse effect on the Issuer's business, financial condition and results of operation. In addition, violations of these laws, or allegations of such violations, could disrupt certain aspects of the Issuer's business plan and result in a material adverse effect on certain aspects of its planned operations.

Changes in regulations, more vigorous enforcement thereof, the imposition of restrictions on the Issuer's ability to operate in the U.S. as a result of the federally illegal nature of cannabis in the U.S. or other unanticipated events could require extensive changes to the Issuer's operations, increased compliance costs or give rise to material liabilities, which could have a material adverse effect on the business, results of operations and financial condition of the Issuer.

United States tax residence of the Issuer.

The Issuer, which is and will continue to be a Canadian corporation as of the date of this Listing Statement, generally would be classified as a non-United States corporation (and, therefore, as a non-United States tax resident) under general rules of United States federal income taxation. Section 7874 of the United States Tax Code, however, contains rules that can cause a non-United States corporation to be taxed as a United States corporation for United States federal income tax purposes. The rules described in this paragraph are relatively new, their application is complex and there is little guidance regarding their application. Under section 7874 of the United States Tax Code, a corporation created or organized outside the United States (i.e., a non-United States corporation) will nevertheless be treated as a United States corporation for United States federal income tax purposes (such treatment is referred to as an "**Inversion**") if each of the following three conditions are met (i) the non-United States corporation acquires, directly or indirectly, or is treated as acquiring under applicable United States Treasury Regulations, substantially all of the assets held, directly or indirectly, by a United States corporation, (ii) after the acquisition, the former stockholders of the acquired United States corporation hold at least 80% (by vote or value) of the shares of the non-United States corporation by reason of holding shares of the United States acquired corporation, and (iii) after the acquisition, the non-United States corporation's expanded affiliated group does not have substantial business activities in the non-United States corporation's country of organization or incorporation when compared to the expanded affiliated group's total business activities (clauses (i) – (iii), collectively, the "**Inversion Conditions**"). For this purpose, "expanded affiliated group" means a group of corporations where (i) the non-United States corporation owns stock representing more than 50% of the vote and value of at least one member of the expanded affiliated group, and (ii) stock representing more than 50% of the vote and value of each member is owned by other members of the group. The definition of an "expanded affiliated group" includes partnerships where one or more members of the expanded affiliated group own more than 50% (by vote and value) of the interests of the partnership.

If the Issuer is treated as a United States corporation for United States federal income tax purposes under section 7874 of the United States Tax Code (which is considered likely, although no definitive determination of this matter has been reached, and no tax ruling has been sought or obtained in this regard), the Issuer would be considered a United States tax resident and subject to United States federal income tax on its worldwide income. However, for Canadian tax purposes, the Issuer is expected, regardless of any application of section 7874 of the United States Tax Code, to be treated as a Canadian resident Issuer (as defined in the Tax Act) for Canadian income tax purposes. As a result, if the Issuer is considered a United States corporation under section 7874, the Issuer would be subject to taxation both in Canada and the United States which could have a material adverse effect on its financial condition and results of operations. In addition, any distributions paid by the Issuer to a holder of Common Shares may be subject to United States withholding tax as well as any applicable Canadian withholding tax. A Non-United States Holder may also be subject to United States tax, including withholding tax, on disposition of its Common Shares.

Passive Foreign Investment Issuer.

There is a risk that the Issuer may, in the future, be construed as a passive foreign investment Issuer ("**PFIC**"). If the Issuer is a PFIC, its shareholders in the U.S. are likely subject to adverse U.S. tax consequences. Under U.S. federal income tax laws, if a Issuer is a PFIC for any year, it could have adverse U.S. federal income tax consequences to a U.S. shareholder with respect to its investment in the Issuer's shares. The Issuer earns royalty and franchise revenue which may be treated as passive income unless the royalty and franchise revenue is derived in the active conduct of a trade or business. Assessing whether royalty or franchise revenue received by the Issuer and its subsidiaries is derived in the active conduct of a trade or business involves substantial factual and legal ambiguity. Based on current business plans and financial expectations, the Issuer expects that it will not be a PFIC for its current tax year. PFIC classification is fundamentally factual in nature, generally cannot be determined until the close of the tax year in question, and is determined annually. Furthermore, because PFIC determinations are made annually, it is possible that the Issuer will meet the requirements to be treated as a PFIC in one or more

years, but not meet such requirements in other years. U.S. shareholders should consult their own tax advisors regarding the potential adverse tax consequences to owning PFIC stock, and whether they are able to and should make any elections or take other actions to mitigate such potential adverse tax consequences.

*If the Issuer is deemed to be an investment Issuer under the United States Investment Issuer Act of 1940, as amended (the "**Investment Issuer Act**"), it may be required to institute burdensome compliance requirements and its activities may be restricted.*

The Issuer intends to conduct its operations so that it is not required to register as an investment Issuer under the Investment Issuer Act. Section 3(a)(1)(C) of the Investment Issuer Act defines an investment Issuer as any issuer that is engaged or proposes to engage in the business of investing, reinvesting, owning, holding or trading in securities and owns or proposes to acquire investment securities having a value exceeding 40.0% of the value of the issuer's total assets (exclusive of government securities and cash items) on an unconsolidated basis. However, any issuer primarily engaged, directly or through a wholly-owned subsidiary or subsidiaries, in a business or businesses other than that of investing, reinvesting, owning, holding, or trading in securities is exempt from the requirements of the Investment Issuer Act under Section 3(b)(1).

If the Issuer is deemed to be an investment Issuer under the Investment Issuer Act, its activities may be restricted, including restrictions on the nature of the Issuer's investments and restrictions on the issuance of securities. In addition, the Issuer may have imposed upon it burdensome requirements, including:

- registration as an investment Issuer;
- adoption of a specific form of corporate structure; and
- reporting, record keeping, voting, proxy and disclosure requirements and other rules and regulations.

In sum, if the Issuer were to be characterized as an investment Issuer, the inability of the Issuer to satisfy such regulatory requirements, whether on a timely basis or at all, could, under certain circumstances, have a material adverse effect on the Issuer and its ability to continue pursuing its business plan could be limited.

The Issuer's Common Shares are considered to be penny stock, which may adversely affect the liquidity of its Common Shares.

The capital stock of the Issuer would be classified as "penny stock" as defined in Reg. § 240.3a51-1 promulgated under the Securities Exchange Act of 1934 (the "**1934 Act**"). In response to perceived abuse in the penny stock market generally, the 1934 Act was amended in 1990 to add new requirements in connection with penny stocks. In connection with effecting any transaction in a penny stock, a broker or dealer must give the customer a written risk disclosure document that (a) describes the nature and level of risk in the market for penny stocks in both public offerings and secondary trading, (b) describes the broker's or dealer's duties to the customer and the rights and remedies available to such customer with respect to violations of such duties, (c) describes the dealer market, including "bid" and "ask" prices for penny stock and the significance of the spread between the bid and ask prices, (d) contains a toll-free telephone number for inquiries on disciplinary histories of brokers and dealers, and (e) define significant terms used in the disclosure document or the conduct of trading in penny stocks. In addition, the broker-dealer must provide to a penny stock customer a written monthly account statement that discloses the identity and number of shares of each penny stock held in the customer's account, and the estimated market value of such shares. The extensive disclosure and other broker-dealer compliance related to penny stocks may result in reducing the level of trading activity in the secondary market for such stocks, thus limiting the ability of the holder to sell such stock.

Additional financing.

The continued development of the Issuer will require additional financing. There is no guarantee that the Issuer will be able to achieve its business objectives. The Issuer intends to fund its future business activities by way of additional offerings of equity and/or debt financing as well as through anticipated positive cash flow from operations in the future. The failure to raise or procure such additional funds or the failure to achieve positive cash flow could result in the delay or indefinite postponement of current business objectives. There can be no assurance that additional capital or other types of financing will be available if needed or that, if available, will be on terms acceptable to the Issuer. If additional funds are raised by offering equity securities, existing shareholders could suffer significant dilution. Any debt financing secured in the future could involve the granting of security against assets of the Issuer and also contain restrictive covenants relating to capital raising activities and other financial and operational matters, which may make it more difficult for the Issuer to obtain additional capital and to pursue business opportunities, including potential acquisitions. The Issuer will require additional financing to fund its operations until positive cash flow is achieved.

The Issuer's access to both public and private capital and its ability to access financing to support continuing operations and investments may be further restricted due to uncertainty and the changing nature of the marijuana regulatory environment in jurisdictions in which the Issuer operates. See "*Risks specifically related to the United States regulatory system*" and "*Change in laws, regulations and guidelines*" above.

Investments may be pre-revenue.

The Issuer may make investments in entities that have no significant sources of operating cash flow and no revenue from operations. As such, the Issuer's investments are subject to risks and uncertainties including the risk that the Issuer's investments will not be able to:

- implement or execute their current business plan, or create a business plan that is sound;
- maintain their anticipated management team; and/or
- raise sufficient funds in the capital markets or otherwise to effectuate their business plan.

If the Issuer's investments cannot execute any one of the foregoing, their businesses may fail, which could have a materially adverse impact on the business, financial condition and operating results of the Issuer.

Lack of control over operations of investments.

The Issuer relies on its investments to execute on their business plans and to produce medical and/or recreational cannabis products, and holds contractual rights and minority equity interests relating to the operation of the Issuer's investments. The operators of the Issuer's investments have significant influence over the results of operations of the Issuer's investments. Further, the interests of the Issuer and the operators of the Issuer's investments may not always be aligned. As a result, the cash flows of the Issuer are dependent upon the activities of third parties which creates the risk that at any time those third parties may: (i) have business interests or targets that are inconsistent with those of the Issuer; (ii) take action contrary to the Issuer's policies or objectives; (iii) be unable or unwilling to fulfill their obligations under their agreements with the Issuer; or (iv) experience financial, operational or other difficulties, including insolvency, which could limit or suspend a third party's ability to perform its obligations. In addition, payments may flow through the Issuer's investments, and there is a risk of delay and additional expense in receiving such revenues. Failure to receive payments in a timely fashion, or at all, under the agreements to which the Issuer is entitled may have a material adverse effect on the Issuer. In addition, the Issuer must rely, in part, on the accuracy and timeliness of the information it receives from the Issuer's investments, and use such information in its analyses, forecasts and assessments relating to its own business. If the information provided by investment entities to the Issuer contains material inaccuracies or omissions, the Issuer's ability to accurately forecast or achieve its stated objectives, or satisfy its reporting

obligations, may be materially impaired.

Private companies and illiquid securities.

The Issuer may invest in securities of private companies. In some cases, the Issuer may be restricted by contract or generally by applicable securities laws from selling such securities for a period of time. Such securities may not have a ready market and the inability to sell such securities or to sell such securities on a timely basis or at acceptable prices may impair the Issuer's ability to exit such investments when the Issuer considers it appropriate.

Unfavourable publicity or consumer perception.

The regulated cannabis industry in the United States and Canada is at an early stage of its development. The Issuer believes the medical and recreational cannabis industry is highly dependent on consumer perception regarding the safety and efficacy of recreational and medical cannabis. Consumer perceptions regarding legality, morality, consumption, safety, efficacy and quality of cannabis are mixed and evolving. Consumer perception can be significantly influenced by scientific research or findings, regulatory investigations, litigation, media attention and other publicity regarding the consumption of cannabis products. There can be no assurance that future scientific research, findings, regulatory proceedings, litigation, media attention or other research findings or publicity will be favourable to the cannabis market or any particular product, or consistent with earlier publicity. Future research reports, findings, regulatory proceedings, litigation, media attention or other publicity that are perceived as less favourable than, or that question, earlier research reports, findings or publicity could have a material adverse effect on the demand for cannabis and on the business, results of operations, financial condition and cash flows of the Issuer. Further, adverse publicity reports or other media attention regarding cannabis in general, or associating the consumption of cannabis with illness or other negative effects or events, could have such a material adverse effect on the business of the Issuer. Such adverse publicity reports or other media attention could arise even if the adverse effects associated with such products resulted from consumers' failure to consumer such products legally, appropriately or as directed.

Public opinion and support for medical and recreational cannabis use has traditionally been inconsistent and varies from jurisdiction to jurisdiction. Legalization of medical and recreational cannabis remains a controversial issue subject to differing opinions surrounding the level of legalization (for example, legalization of medical marijuana as opposed to legalization in general).

Limited operating history.

Since March 1997, when it was created by amalgamation, the Issuer has had no significant revenues or earnings from operations. The Issuer has operated at a loss to date and may continue to sustain operating losses for the foreseeable future. There is no assurance that the Issuer will ever be profitable. Therefore, it is difficult for investors to evaluate the Issuer's operations and prospects which may increase the risks associated with an investment in the Issuer.

Although the Issuer expects to generate some revenues from its investments, many of the investments will only start generating revenues in future periods and, accordingly, the Issuer is therefore expected to remain subject to many of the risks common to early-stage enterprises for the foreseeable future, including challenges related to laws, regulations, licensing, integrating and retaining qualified employees; making effective use of limited resources; achieving market acceptance of existing and future solutions; competing against companies with greater financial and technical resources; acquiring and retaining customers; and developing new solutions. There is no assurance that the Issuer will be successful in achieving a return on shareholders' investment and the likelihood of success must be considered in light of the early stage of operations.

Competition.

The Issuer competes with other companies for financing and investment opportunities in the cannabis industry. Some of these companies may possess greater financial resources than the Issuer. Such competition may result in the Issuer being unable to enter into desirable strategic agreements or similar transactions, to recruit or retain qualified employees or to acquire the capital necessary to fund its investments. Existing or future competition in the cannabis industry, including, without limitation, the entry of large multinational entities into the industry, could materially adversely affect the Issuer's prospects for entering into additional agreements in the future. In addition, the Issuer currently competes with other cannabis streaming and royalty companies, some of which may possess greater financial resources than the Issuer.

There is potential that the Issuer will face intense competition from other companies, some of which can be expected to have longer operating histories and more financial resources and experience than the Issuer. Increased competition by larger and better financed competitors, including competitors to the Issuer's investments, could materially and adversely affect the business, financial condition and results of operations of the Issuer. It is possible that larger competitors could establish price setting and cost controls which would effectively "price out" certain of the Issuer's investments operating within and in support of the medical and recreational cannabis industry.

Because of the early stage of the industry in which the Issuer will operate, the Issuer expects to face additional competition from new entrants. To become and remain competitive, the Issuer will require research and development, marketing, sales and support. The Issuer may not have sufficient resources to maintain research and development, marketing, sales and support efforts on a competitive basis, which could materially and adversely affect the business, financial condition and results of operations of the Issuer.

Banking.

Since the production and possession of cannabis is currently illegal under U.S. federal law, it is possible that banks may refuse to open bank accounts for the deposit of funds from businesses involved with the cannabis industry. The inability to open bank accounts with certain institutions could materially and adversely affect the business of the Issuer.

Currency fluctuations.

CordovaCann's revenues and expenses are expected to be primarily denominated in U.S. Dollars, and therefore may be exposed to significant currency exchange fluctuations. Recent events in the global financial markets have been coupled with increased volatility in the currency markets. Fluctuations in the exchange rate between the U.S. Dollar and the Canadian Dollar may have a material adverse effect on the Issuer's business, financial condition and operating results. CordovaCann may, in the future, establish a program to hedge a portion of its foreign currency exposure with the objective of minimizing the impact of adverse foreign currency exchange movements; however, there can be no assurance that such a program will effectively mitigate currency risks.

Risks associated with strategic transactions.

As part of the Issuer's overall business strategy, the Issuer intends to pursue select strategic acquisitions, leasing and lending transactions and licensing agreements which would provide additional product offerings, vertical integrations, additional industry expertise, and a stronger industry presence in both existing and new jurisdictions. The success of any such strategic transactions will depend, in part, on the ability of the Issuer to realize the anticipated benefits and synergies from integrating the Issuer's investments into the businesses of the Issuer. Future strategic actions may expose it to potential risks, including risks associated with: (a) the integration of new operations, services and personnel; (b) unforeseen or hidden liabilities; (c) the diversion of resources from the Issuer's existing business and

technology; (d) potential inability to generate sufficient revenue to offset new costs; (e) the expenses of acquisitions; and (f) the potential loss of or harm to relationships with both employees and existing users resulting from its integration of new businesses. In addition, any proposed acquisitions may be subject to regulatory approval.

While the Issuer intends to conduct reasonable due diligence in connection with such strategic transactions, there are risks inherent in any transaction. Specifically, there could be unknown or undisclosed risks or liabilities of such companies for which the Issuer is not sufficiently indemnified. Any such unknown or undisclosed risks or liabilities could materially and adversely affect the Issuer's financial performance and results of operations. The Issuer could encounter additional transaction and integration related costs or other factors such as the failure to realize all of the benefits from the strategic actions. All of these factors could cause dilution to the Issuer's earnings per share or decrease or delay the anticipated accretive effect of the transaction and cause a decrease in the market price of CordovaCann's Common Shares.

Bankruptcy or insolvency of investments.

There is no guarantee that the Issuer will be able to effectively enforce any interests it may have in the Issuer's investments. A bankruptcy or other similar event related to an investment of CordovaCann that precludes a party from performing its obligations under an agreement may have a material adverse effect on the Issuer. Furthermore, as an equity investor, should an investment have insufficient assets to pay its liabilities, it is possible that other liabilities will be satisfied prior to the liabilities owed to the Issuer. In addition, bankruptcy or other similar proceedings are often a complex and lengthy process, the outcome of which may be uncertain and could result in a material adverse effect on the Issuer.

Research and market development.

Although the Issuer, itself and through its investments, is committed to researching and developing new markets and products and improving existing products, there can be no assurances that such research and market development activities will prove profitable or that the resulting markets and/or products, if any, will be commercially viable or successfully produced and marketed.

The Issuer must rely largely on its own market research to forecast sales as detailed forecasts are not generally obtainable from other sources at this early stage of the medical and recreational cannabis industry in North America.

The Issuer is operating its business in a relatively new medical and recreational cannabis industry and market. Accordingly, there are no assurances that this industry and market will continue to exist or grow as currently estimated or anticipated, or function and evolve in a manner consistent with management's expectations and assumptions. Any event or circumstance that affects the recreational or medical cannabis industry or market could have a material adverse effect on the Issuer's business, financial condition and results of operations. Due to the early stage of the regulated cannabis industry, forecasts regarding the size of the industry and the sales of products by the Issuer's investments are inherently difficult to prepare with a high degree of accuracy and reliability. A failure in the demand for products to materialize as a result of competition, technological change or other factors could have a material adverse effect on the business, results of operations and financial condition of the Issuer's investments, and consequently, the Issuer.

Reliance on management.

The success of the Issuer is dependent upon the ability, expertise, judgment, discretion and good faith of its senior management. Qualified individuals are in high demand, and the Issuer may incur significant costs to attract and retain them. In addition, the Issuer's lean management structure may be strained as the Issuer pursues growth opportunities in the future. The loss of the services of such individuals or an inability to attract other suitably qualified persons when needed, could have a material adverse effect on

the Issuer's ability to execute on its business plan and strategy, and the Issuer may be unable to find adequate replacements on a timely basis, or at all.

CordovaCann's future success depends substantially on the continued services of its executive officers, consultants and advisors. If one or more of its executive officers or key personnel were unable or unwilling to continue in their present positions, the Issuer might not be able to replace them easily or at all. In addition, if any of its executive officers or key employees joins a competitor or forms a competing Issuer, the Issuer may lose know-how, key professionals and staff members. These executive officers and key employees could compete with and take customers away which could materially and adversely affect the Issuer's prospects, financial performance and results of operations.

Operation permits and authorizations.

The Issuer's investments may not be able to obtain or maintain the necessary licenses, permits, authorizations or accreditations, or may only be able to do so at great cost, to operate their respective businesses. In addition, the Issuer's investments may not be able to comply fully with the wide variety of laws and regulations applicable to the cannabis industry. Failure to comply with or to obtain the necessary licenses, permits, authorizations or accreditations could result in restrictions on an investment's ability to operate in the cannabis industry, which could have a material adverse effect on the Issuer's business.

Litigation.

CordovaCann may become party to litigation from time to time in the ordinary course of business which could adversely affect its business. Should any litigation in which the Issuer becomes involved be determined against the Issuer, such a decision could adversely affect the Issuer's ability to continue operating and the market price for the Common Shares and could use significant resources. Even if the Issuer is involved in litigation and wins, litigation can redirect significant resources. Litigation may also create a negative perception of the Issuer.

Liability, enforcement complaints, etc.

CordovaCann's participation in the cannabis industry may lead to litigation, formal or informal complaints, enforcement actions, and inquiries by various federal, state, or local governmental authorities into or against the Issuer or its investments. Litigation, complaints, and enforcement actions involving either of the Issuer or its investments could consume considerable amounts of financial and other corporate resources, which could have an adverse effect on the Issuer's future cash flows, earnings, results of operations and financial condition.

Product liability.

Certain of the Issuer's investments manufacture, process and/or distribute products designed to be ingested by humans, and therefore face an inherent risk of exposure to product liability claims, regulatory action and litigation if products are alleged to have caused significant loss or injury. In addition, previously unknown adverse reactions resulting from human consumption of cannabis alone or in combination with other medications or substances could occur. A product liability claim or regulatory action against an investment entity of CordovaCann could result in increased costs, could adversely affect the Issuer's reputation, and could have a material adverse effect on the results of operations and financial condition of the Issuer.

Reliance on key inputs.

The cultivation, extraction and processing of cannabis and derivative products is dependent on a number of key inputs and their related costs including raw materials, electricity, water and other local utilities. Any significant interruption or negative change in the availability or economics of the supply chain for key inputs could materially impact the business, financial condition and operating results of the Issuer's

investments. Some of these inputs may only be available from a single supplier or a limited group of suppliers. If a sole source supplier was to go out of business, the relevant investment entity might be unable to find a replacement for such source in a timely manner or at all. Any inability to secure required supplies and services or to do so on appropriate terms could have a materially adverse impact on the business, financial condition and operating results of an investment, and consequently, the Issuer.

Price volatility of publicly traded securities.

In recent years, the securities markets in the United States and Canada have experienced a high level of price and volume volatility, and the market prices of securities of many companies have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. There can be no assurance that continuing fluctuations in price will not occur. It may be anticipated that any quoted market for the Common Shares of CordovaCann will be subject to market trends generally, notwithstanding any potential success of CordovaCann in creating revenues, cash flows or earnings. The value of the Common Shares would be affected by such volatility. An active public market for the Issuer's Common Shares might not develop or be sustained. If an active public market for the Issuer's Common Shares does not develop, the liquidity of a shareholder's investment may be limited and the share price may decline.

Management of growth.

CordovaCann may experience a period of significant growth in the number of personnel that may place a strain upon its management systems and resources. Its future will depend in part on the ability of its officers and other key personnel to implement and improve financial and management controls, reporting systems and procedures on a timely basis and to expand, train, motivate and manage the workforce. CordovaCann's current and planned personnel, systems, procedures and controls may be inadequate to support its future operations.

Dividends.

CordovaCann has not paid dividends in the past, and the Issuer does not anticipate paying any dividends in the foreseeable future. Dividends paid by the Issuer would be subject to tax and, potentially, withholdings.

Any decision to declare and pay dividends in the future will be made at the discretion of the Issuer's Board of Directors and will depend on, among other things, financial results, cash requirements, contractual restrictions and other factors that the Issuer's Board of Directors may deem relevant. As a result, investors may not receive any return on an investment in the Common Shares unless they sell their Common Shares for a price greater than that which such investors paid for them.

Risk factors related to dilution.

The Issuer may issue additional securities in the future, which may dilute a shareholder's holdings in the Issuer. The Issuer's articles permit the issuance of an unlimited number of Common Shares. The Directors of the Issuer have discretion to determine the price and the terms of further issuances. Moreover, additional Common Shares will be issued by the Issuer on the exercise of options under the Issuer's Option Plan and upon the exercise of outstanding warrants.

Intellectual property and proprietary protection.

The success of the Issuer will depend, in part, on the ability of the Issuer and the Issuer's investments to maintain, enhance and protect its intellectual property, including various existing and potential proprietary techniques and processes. The Issuer and the Issuer's investments may be vulnerable to competitors who develop competing technology, whether independently or as a result of acquiring access to the proprietary products and trade secrets of the Issuer or the Issuer's investments. In addition, effective future patent,

copyright and trade secret protection may be unavailable or limited in certain foreign countries and may be unenforceable under the laws of certain jurisdictions.

The Issuer relies on a combination of laws and contractual provisions to establish and protect its rights in it intellectual property. There can be no assurance that the steps taken to protect proprietary rights will be adequate to deter misappropriation of intellectual property or technology. The Issuer may face claims alleging infringement of intellectual property rights held by others. Such claims, whether or not meritorious, may result in the expenditure of significant financial and managerial resources, legal fees, result in injunctions, temporary restraining orders and/or require the payment of damages. An adverse determination in legal proceedings, a costly litigation process or a costly settlement could have a material adverse effect on the Issuer's business, prospects, revenues, operating results and financial condition.

Insurance coverage.

CordovaCann currently does not have insurance coverage. The Issuer is likely to require insurance coverage in the future. There can be no assurance that adequate insurance coverage will be available to the Issuer in the future, or that if available, that such insurance will be obtainable by the Issuer at a commercially justifiable premium. There also can be no assurance that any insurance coverage obtained by the Issuer will be sufficient to cover claims to which the Issuer may become subject. If insurance coverage is unavailable to cover any such claims, the Issuer's financial resources, results of operations and prospects could be adversely affected. If the Issuer were to incur substantial liability and such damages were in excess of policy limits, there could be a material adverse effect on the Issuer's business, financial condition and results of operations.

Operational risks.

CordovaCann and its investments may be affected by a number of operational risks and may not be adequately insured for certain risks, including: labour disputes; catastrophic accidents; fires; blockades or other acts of social activism; changes in the regulatory environment; impact of non-compliance with laws and regulations; natural phenomena, such as inclement weather conditions, floods, earthquakes and ground movements. There is no assurance that the foregoing risks and hazards will not result in damage to, or destruction of, the Issuer's investments' properties, grow facilities and extraction facilities, personal injury or death, environmental damage, adverse impacts on the Issuer's investments' operations, costs, monetary losses, potential legal liability and adverse governmental action, any of which could have an adverse impact on the Issuer's future cash flows, earnings and financial condition on the Issuer. Also, the Issuer's investments may be subject to or affected by liability or sustain loss for certain risks and hazards against which they may elect not to insure because of the cost. This lack of insurance coverage could have an adverse impact on the Issuer's future cash flows, earnings, results of operations and financial condition.

Costs of maintaining a public listing.

As a public Issuer, there are costs associated with legal, accounting and other expenses related to regulatory compliance. Securities legislation and the rules and policies of securities exchanges require listed companies to, among other things, adopt corporate governance and related practices, and to continuously prepare and disclose material information, all of which add to an issuer's legal and financial compliance costs. CordovaCann may also elect to devote greater resources than it otherwise would have on communication and other activities typically considered important by publicly traded companies.

Holding Issuer.

CordovaCann is a holding Issuer and essentially all of its assets are the capital stock of its material subsidiaries. As a result, investors in CordovaCann are subject to the risks attributable to its subsidiaries. Consequently, CordovaCann's cash flows and ability to complete current or desirable future enhancement opportunities are dependent on the earnings of its subsidiaries and investments and the distribution of

those earnings to CordovaCann. The ability of these entities to pay dividends and other distributions will depend on their operating results and will be subject to applicable laws and regulations which require that solvency and capital standards be maintained by such companies and contractual restrictions contained in the instruments governing any debt arrangements. In the event of a bankruptcy, liquidation or reorganization of any of CordovaCann's material subsidiaries, holders of indebtedness and trade creditors may be entitled to payment of their claims from the assets of those subsidiaries before CordovaCann.

Difficulty implementing business strategy.

The growth and expansion of the Issuer is heavily dependent upon the successful implementation of its business strategy. There can be no assurance that the Issuer will be successful in the implementation of its business strategy.

Conflicts of interest.

Certain of the Issuer's directors and officers are, and may continue to be, involved in other business ventures through their direct and indirect participation in, among other things, corporations, partnerships and joint ventures, that may become potential competitors of the technologies, products and services the Issuer intends to provide. Situations may arise in connection with potential acquisitions or opportunities where the other interests of these directors and officers conflict with or diverge from the Issuer's interests. In accordance with applicable corporate law, directors who have a material interest in or who are parties to a material contract or a proposed material contract with the Issuer are required, subject to certain exceptions, to disclose that interest and generally abstain from voting on any resolution to approve the transaction. In addition, the directors and officers are required to act honestly and in good faith with a view to the Issuer's best interests. However, in conflict of interest situations, the Issuer's directors and officers may owe the same duty to another Issuer and will need to balance their competing interests with their duties to the Issuer. Circumstances (including with respect to future corporate opportunities) may arise that may be resolved in a manner that is unfavourable to the Issuer.

Previous operations.

The Issuer recently changed its focus from the identification and evaluation of assets for purchase in the media, technology and consumer industries, to a provider of services and investment capital to companies in the cannabis sector. The Issuer also changed its name on January 3, 2018 from "LiveReel Media Corporation" to "CordovaCann Corp.". While the Issuer has now divested all of its assets relating to its previous business, there is no guarantee that liabilities relating to the previous business will not negatively impact the Issuer's current or future operations or financial performance. Management is not aware of any liabilities relating to its previous business operations.

Resale of Common Shares.

Although the Common Shares are listed on the OTCQB and conditional approval for the listing of the Common Shares has been obtained from the CSE, there can be no assurance that an active and liquid market for the Common Shares will develop or be maintained and an investor may find it difficult to resell any securities of the Issuer. In addition, there can be no assurance that the publicly-traded stock price of the Issuer will be high enough to create a positive return for investors. Further, there can be no assurance that the Common Shares will be sufficiently liquid so as to permit investors to sell their position in the Issuer without adversely affecting the stock price. In such event, the probability of resale of the Common Shares would be diminished.

18. PROMOTERS

Kanan Corbin Schupak & Aronow, Inc. d/b/a KCSA Strategic Communications ("**KCSA**"), provides corporate communications and public relations services, including investor relations services, to the Issuer. KCSA is paid a monthly fee of USD $16,000 for the provision of services (to be increased by 5%

after twelve (12) months of service). To the best knowledge of the Issuer, KCSA does not own or exercise control over any securities of the Issuer.

Other than as disclosed in this section, no person who was a promoter of the Issuer within the last two (2) years:

a) received anything of value directly or indirectly from the Issuer or a subsidiary; or

b) sold or otherwise transferred any asset to the Issuer or a subsidiary within the last two (2) years; or

c) has been a director, officer or promoter of any company that during the past 10 years was the subject of a cease trade order or similar order or an order that denied the company access to any exemptions under securities legislation for a period of more than 30 consecutive days or became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or been subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver or receiver manager or trustee appointed to hold its assets; or

d) has been subject to any penalties or sanctions imposed by a court relating to Canadian securities legislation or by a Canadian securities regulatory authority or has entered into a settlement agreement with a Canadian securities regulatory authority; or

e) has been subject to any other penalties or sanctions imposed by a court or regulatory body that would be likely to be considered important to a reasonable investor making an investment decision; or

f) has within the past 10 years become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or been subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver or receiver manager or trustee appointed to hold its assets.

19. LEGAL PROCEEDINGS AND REGULATORY ACTIONS

As of the date of this Listing Statement, there are no legal proceedings material, and no contemplated legal proceedings known to be material, to the Issuer or its subsidiaries, to which the Issuer or its subsidiaries is a party or of which any of the Issuer or its subsidiaries' respective property is the subject matter.

As of the date of this Listing Statement, none of the Issuer nor any of its subsidiaries has been subject to any penalties or sanctions imposed by any court or regulatory authority relating to provincial and territorial securities legislation or by a securities regulatory authority, within the three (3) years immediately preceding the date hereof, nor has any party entered into a settlement agreement with a securities regulatory authority within the three (3) years immediately preceding the date hereof, or been subject to any other penalties or sanctions imposed by a court or regulatory body or self-regulatory authority that are necessary to provide full, true and plain disclosure of all material facts relating to the Issuer's securities or would be likely to be considered important to a reasonable investor making an investment decision.

20. INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Other than as disclosed in this Listing Statement, none of the Issuer's directors or senior officers or any shareholder holding, on record or beneficially, directly or indirectly, more than 10% of the issued Issuer Shares, or any of their respective associates or affiliates, had any material interest, directly or indirectly, in any material transaction with the Issuer within the three (3) years preceding the date hereof or in any proposed transaction which has materially affected, or would materially affect, the Issuer.

21. AUDITORS, TRANSFER AGENTS AND REGISTRARS

Auditor

The Issuer's auditor is MNP LLP, 111 Richmond Street West, Suite 300, Toronto, Ontario, M5H 2G4.

Transfer Agent and Registrar

The Issuer's transfer agent and registrar is TSX Trust Company, 100 Adelaide Street West, Suite 301, Toronto, Ontario, M5H 4H1.

22. MATERIAL CONTRACTS

Except for contracts entered into by the Issuer in the ordinary course of business, the only current material contract entered into or currently anticipated to be entered into by the Issuer which can reasonably be regarded as presently material is the Asset Purchase and Contribution Agreement.

22.1 Special Agreements

Not applicable to the Issuer.

22.2 Co-tenancy, Unitholders or Limited Partnership Agreements

Not applicable to the Issuer.

23. INTEREST OF EXPERTS

The following are persons or companies whose profession or business gives authority to a statement made in this Listing Stated as having prepared or certified a part of this document or report described in this Listing Statement:

- MNP LLP is the auditor of the Issuer and reported on the Issuer's annual financial statements.

To the knowledge of management, as of the date hereof, no expert, nor any associate or affiliate of such person has any beneficial interest, direct or indirect, in the property of the Issuer or of an associate or affiliate of any of them, and, as of the date hereof, each expert, or any associate or affiliate of such person, as a group, beneficially owns, directly or indirectly, less than 1% of the outstanding securities of the Issuer and no such person is or is expected to be elected, appointed or employed as a director, officer or employee of the Issuer or of an associate or affiliate thereof.

24. OTHER MATERIAL FACTS

There are no other material facts about the Issuer or Issuer Shares that are not disclosed under any other Item of this Listing Statement and that are necessary in order for this Listing Statement to contain full, true and plain disclosure of all material facts relating to the Issuer or Issuer Shares.

25. FINANCIAL STATEMENTS

Please refer to Schedule "C" for the Issuer's interim financial statements for the three and nine months ended March 31, 2018 and 2017.

Please refer to Schedule "D" for the Issuer's annual financial statements for the years ended June 30, 2017, 2016 and 2015.

26. GLOSSARY

In this Listing Statement, the following words and terms shall have the following meanings:

"**1934 Act**" has the meaning set out in Section 17.

"**2014 Cole Memo**" has the meaning set out in Section 17.

"**ACMPR**" means Access to Cannabis for Medical Purposes;

"**Asset Purchase and Contribution Agreement**" means the Asset Purchase and Contribution Agreement amongst Cordova OR, FOTF, David Pearce, Amanda Seybert, and FOTF Holdings, LLC dated April 4, 2018 relating to the Oregon Transaction. See "*Section 3.2 – CordovaCann Cannabis-Related Investments*";

"**Audit Committee**" means the audit committee of the Issuer, as defined by NI 52-110;

"**Board**" or "**Board of Directors**" means the board of directors of the Issuer;

"**CBCA**" means the *Canada Business Corporations Act*, as amended;

"**CDS**" has the meaning set out in Section 17.

"**CEO**" has the meaning set out in Section 15.

"**CFO**" has the meaning set out in Section 15.

"**Change of Control**" has the meaning set out in Section 15.

"**Clearview Industries**" has the meaning set out in Section 3.2.

"**Cole Memorandum**" has the meaning set out in Section 3.3.

"**Common Shares**" means the common shares in the capital of the Issuer;

"**Consulting Services**" has the meaning set out in Section 3.2.

"**CordovaCann**" has the meaning set out in Section 1.1.

"**CordovaCann Canada**" has the meaning set out in Section 3.1.

"**CordovaCann USA**" has the meaning set out in Section 3.1.

"**Cordova CO**" has the meaning set out in Section 3.1.

"**Cordova OR**" has the meaning set out in Section 3.1.

"**Cordova OR Operations**" has the meaning set out in Section 3.2.

"**CSA**" has the meaning set out in Section 17.

"**CSE**" means the Canadian Securities Exchange;

"**DOJ**" has the meaning set out in Section 3.3.

"**DTC**" has the meaning set out in Section 17.

"**FinCEN Memorandum**" has the meaning set out in Section 3.3.

"**Forever Green**" has the meaning set out in Section 3.2.

"**FOTF**" has the meaning set out in Section 3.2.

"**Humboldt Healthcare**" has the meaning set out in Section 3.2.

"**Humboldt Healthcare Assets**" has the meaning set out in Section 3.2.

"**IFRS**" means the International Financial Reporting Standards, as issued by the International Accounting Standards Board;

"**Issuer**" means CordovaCann Corp.

"**Issuer Shares**" means the common shares in the capital of the Issuer;

"**Intellectual Property**" has the meaning set out in Section 3.2.

"**Inversion**" has the meaning set out in Section 17.

"**Inversion Conditions**" has the meaning set out in Section 17.

"**Investment Issuer Act**" has the meaning set out in Section 17.

"**Involuntary Termination**" has the meaning set out in Section 15.

"**Leahy Amendment**" has the meaning set out in Section 3.3.

"**MD&A**" has the meaning set out in Section 6.

"**Meeting**" has the meaning set out in Section 3.1.

"**NI 52-110**" has the meaning set out in Section 13.2.

"**Notes Payable**" has the meaning set out in Section 3.1.

"**OBCA**" means the *Ontario Business Corporations Act,* as amended;

"**Option**" means an option to purchase Issuer Shares granted under the Option Plan;

"**Option Plan**" means the rolling stock option plan adopted by the Issuer by approval of its shareholders on November 22, 2017;

"**Optioned Shares**" means Issuer Shares pursuant to an exercise of Options;

"**Oregon Assets**" has the meaning set out in Section 3.2.

"**PFIC**" has the meaning set out in Section 17.

"**Related Person**" means, (i) each director and executive officer, or (ii) an associate or permitted assign of such director or executive officer;

"**SAR**" has the meaning set out in Section 3.3.

"**Shareholder Loan**" has the meaning set out in Section 3.1.

"**Staff Notice 51-352**" has the meaning set out in Section 3.3.

"**Subsidiaries**" has the meaning set out in Section 2.3.

"**TMX MOU**" has the meaning set out in Section 17.

"**USAM**" has the meaning set out in Section 3.3.

CERTIFICATE OF THE ISSUER

Pursuant to a resolution duly passed by its Board of Directors, CordovaCann Corp. hereby applies for the listing of the above mentioned securities on the Exchange. The foregoing contains full, true and plain disclosure of all material information relating to CordovaCann Corp. It contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to prevent a statement that is made from being false or misleading in light of the circumstances in which it was made.

Dated at Toronto, Ontario.

This 27th day of July, 2018.

Thomas M. Turner, Jr.
Chief Executive Officer

Ashish Kapoor
Chief Financial Officer

Director

Director

SCHEDULE "A"
ISSUER'S MD&A FOR THE THREE AND NINE MONTHS ENDED MARCH 31, 2018

Please see attached.

CordovaCann Corp.

(Formerly LiveReel Media Corporation)

MANAGEMENT'S DISCUSSION AND ANALYSIS

FOR THE THREE AND NINE MONTHS ENDED MARCH 31, 2018 AND 2017

Prepared as at July 27, 2018

Index

Management Discussion and Analysis

The following discussion and analysis by management of the financial results and condition of CordovaCann Corp. (formerly LiveReel Media Corporation) for the three and nine months ended March 31, 2018 should be read in conjunction with the unaudited condensed interim consolidated financial statements for the three and nine months ended March 31, 2018. The financial statements and the financial information herein have been prepared in accordance with International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board ("IASB").

The management discussion and analysis is prepared by management as at July 26, 2018.

In this report, the words "us", "we" "our", the "Company" and "CordovaCann" have the same meaning unless otherwise stated and refer to CordovaCann Corp. and its subsidiaries.

Overview

Summary of Results

CordovaCann Corp. (formerly LiveReel Media Corporation) (the "Company" or "CordovaCann") is a Canadian-domiciled company focused on building a leading, diversified cannabis products business across multiple U.S. jurisdictions. CordovaCann primarily provides services and investment capital to the processing and production vertical markets of the cannabis industry. On January 3, 2018, the Company changed its name from LiveReel Media Corporation to CordovaCann Corp. The Company's registered office is 333 Bay Street, Suite 1700, Toronto, ON, M5H 2R2.

On March 10, 2015, the Board, consisting of Michael Wekerle, Henry Kneis and Thomas Astles resigned as Directors of the Company and were replaced with Graham Simmonds, Ashish Kapoor and Henry J. Kloepper. Michael Wekerle resigned as Chief Executive Officer and was replaced by Graham Simmonds. Henry Kneis resigned as Chief Financial Officer and was replaced by Ashish Kapoor who was also appointed as Corporate Secretary.

On March 10, 2015, loans payable of $200,000 with accrued interest in the amount of $49,825 and other related party advances in the amount of $124,822 owing to Difference Capital Financial Inc., were fully settled with the issuance of $374,647 in related party notes payable (the "Notes Payable") to new entities related to the Company at the time of the transaction. The Notes Payable were unsecured, accrued interest at 12% per annum and were due on demand.

On September 22, 2017, Graham Simmonds resigned as Chief Executive Officer and was replaced by Thomas (Taz) M. Turner, Jr.

On September 22, 2017, $330,966 of the Notes Payable and $53,089 of amounts due to related parties were settled by a shareholder of the Company resulting in a loan due to the shareholder in the total amount of $384,055 (the "Shareholder Loan"). The Shareholder Loan was unsecured, interest free and was due on demand.

On October 19, 2017, the $384,055 owing on the Shareholder Loan was fully settled with the issuance of 7,681,110 Common Shares of the Company.

On November 22, 2017, the Company held its annual and special meeting of the shareholders (the "Meeting"). At the Meeting, shareholders voted in favour of all of the matters submitted before the meeting as further set out in the notice of annual and special meeting of the shareholders and management information circular, both dated October 20, 2017, which included: (i) an ordinary resolution to adopt a new rolling Option Plan not to exceed ten percent (10%) of the Common Shares of the Company, outstanding at the time of the granting of options; (ii) a special resolution approving the amendment of the Company's articles of incorporation to change the name of the Company to "CordovaCann Corp." or to

such other name as may be approved by the Board of Directors, without further approval of the shareholders; and (iii) a special resolution authorizing the Board of Directors, in their sole and complete discretion, to authorize and effect a consolidation of all of the issued and outstanding Common Shares of the Company on the basis of a ratio up to five (5) pre-consolidated Common Shares for one (1) post-consolidated Common Share. The name change took effect on January 3, 2018 and the consolidation is still being reviewed by the Board of Directors.

Furthermore, at the Meeting, the shareholders elected Graham Simmonds, Henry J. Kloepper, Thomas (Taz) M. Turner, Jr., Ashish Kapoor, Nathan Nienhuis and Eric Lowy to serve as Directors of the Company until the next annual shareholders meeting of the Company.

On January 16, 2018, the Company incorporated CordovaCann Holdings, Inc., a wholly-owned Delaware corporation ("CordovaCann USA") to act as the Company's parent holding company in the United States.

On January 17, 2018, the Company incorporated Cordova CO Holdings, LLC, a Colorado limited liability company ("Cordova CO"), as a wholly-owned subsidiary of CordovaCann USA to act as the Company's primary operating subsidiary in the State of Colorado.

On February 26, 2018, the Company incorporated Cordova OR Holdings, LLC, an Oregon limited liability Company ("Cordova OR"), as a wholly-owned subsidiary of CordovaCann USA to act as the Company's primary operating subsidiary in the State of Oregon.

On April 3, 2018, the Company changed the name of its wholly-owned Ontario-based subsidiary from "LiveReel Productions Corporation" to "CordovaCann Holdings Canada, Inc." ("CordovaCann Canada") to act as the Company's primary operating subsidiary in Canada.

On May 17, 2018, Graham Simmonds resigned as a Director of the Company and Thomas (Taz) M. Turner, Jr. replaced Mr. Simmonds as Chairman of the Company. Furthermore, the Board of Directors also appointed Nathan Nienhuis to serve as the Company's Chief Operating Officer.

Transaction Summaries

Summary of Colorado Transaction

On January 18, 2018, Cordova CO, entered into a license agreement with Clearview Industries, LLC, a Colorado limited liability company ("Clearview Industries"), which holds a Medical and Retail Infused Product license issued by Colorado's Marijuana Enforcement Division. Under the terms of the license agreement, Cordova CO granted Clearview Industries a limited, non-exclusive, non-transferable license to utilize certain technology, standard operating procedures and other intellectual property of CordovaCann (the "Intellectual Property") for the purpose of manufacturing, packaging and distributing cannabis infused products for consumption in the State of Colorado and in accordance with the laws of the State of Colorado. Under the license agreement, Cordova CO shall receive 29% of the gross profits generated by any products produced and sold by Clearview Industries utilizing the Intellectual Property. The license agreement has an initial term of five (5) years. Furthermore, Cordova CO has also purchased assets from Clearview Industries in the aggregate sum of USD $66,681 which Cordova CO leases back to Clearview Industries under a master equipment lease, with lease payments to be received monthly. CordovaCann is in discussions to provide consulting services to Clearview Industries to assist in initiatives, including, but not limited to, production and processing facility design, product formulation and packaging consulting (the "Consulting Services").

Summary of Oregon Transaction

On April 4, 2018, Cordova OR acquired a membership interest in cannabis-related assets utilized by Farms of the Future, Inc., an Oregon corporation ("FOTF"), which holds a Mixed Use Tier II Production License issued by the Oregon Liquor Control Commission. The assets include six (6) acres of real estate in Clackamas County, a 3,400 square foot cultivation facility, related equipment used in cannabis production,

and intellectual property utilized in connection with FOTF's cannabis business (the "Oregon Assets"). Under the transaction, Cordova OR acquired a 27.5% membership interest in Cordova OR Operations, LLC ("Cordova OR Operations") for USD $400,000 and has agreed to contribute an additional USD $1,050,000 on or before April 3, 2019 to acquire the remaining 72.5% membership interest in Cordova OR Operations which has full and clear title to the Oregon Assets. Under an equipment lease and a lease agreement, Cordova OR Operations leases the Oregon Assets to FOTF, with lease payments to be received monthly. CordovaCann is in discussions to provide additional Consulting Services to FOTF. Furthermore, Cordova OR can provide additional capital to Cordova OR Operations to purchase additional assets that will also be utilized by FOTF to expand its operations to 36,000 square feet of cultivation and to add a processing facility on the premises. As at the date of this Listing Statement, Cordova OR has provided USD $260,100 towards acquiring such additional assets.

Summary of the Proposed Transaction in Nevada

On February 1, 2018, CordovaCann entered into a letter of intent with Forever Green, LLC, a Nevada limited liability company ("Forever Green"), which holds a Medical Marijuana Establishment license issued by the Nevada State Department of Taxation. Under the terms of the letter of intent, CordovaCann will license certain Intellectual Property to Forever Green so that Forever Green may manufacture, package, and distribute cannabis-infused end products for recreational use in the State of Nevada in accordance with state and local laws. CordovaCann will receive a royalty and/or packaging and labeling fees from the sale of products that utilize CordovaCann's Intellectual Property. CordovaCann and Forever Green are currently in the process of negotiating definitive agreements to formalize the terms of the transaction. CordovaCann is also in discussions to provide Forever Green with financing for working capital and growth plans as well as to provide certain Consulting Services to Forever Green.

Summary of the Proposed California Transaction

On March 7, 2018, CordovaCann entered into a memorandum of understanding with Humboldt Healthcare, LLC ("Humboldt Healthcare"), which grants CordovaCann exclusivity on a transaction to acquire a majority stake in the real estate and intellectual property assets owned by Humboldt Healthcare and utilized by Humboldt Healthcare in connection with the recreational cannabis market in the state of California (the "Humboldt Healthcare Assets"). The real estate is located in Humboldt County, California and would allow for over 100,000 square feet of canopy for cannabis production and processing. Under the terms of the memorandum of understanding, CordovaCann has agreed to pay Humboldt Healthcare up to USD $100,000 for such exclusivity. This transaction would allow CordovaCann to purchase 100% of the Humboldt Healthcare Assets for USD $8,000,000, or to purchase 51% of the Humboldt Healthcare Assets for USD $4,080,000 with the remaining 49% interest continuing to be held by Humboldt Healthcare. If Humboldt Healthcare were to continue to hold an interest in the Humboldt Healthcare Assets, CordovaCann and Humboldt Healthcare would contribute to and operate the Humboldt Healthcare Assets under a joint venture structure. The exclusivity period to affect the transaction has a duration of ninety (90) days, but may be extended for an additional thirty (30) days if mutually agreed to by CordovaCann and Humboldt Healthcare.

Selected Financings

On October 19, 2017 and pursuant to a debt conversion agreement, CordovaCann issued 7,681,110 Common Shares and fully settled $384,055 owing to a creditor at a price of $0.05 per Common Share.

On December 14, 2017 and in connection with a private placement, CordovaCann issued 5,532,500 Common Shares at a price of $0.10 per Common Share for total gross proceeds of $553,250, of which $533,250 was received in cash and $20,000 was issued as consideration for services provided pursuant to a consulting agreement.

On March 12, 2018 and in connection with a private placement, CordovaCann issued 890,074 Common Shares at a price of USD $0.84 per Common Share for total gross proceeds of USD $747,662.

On June 12, 2018 and in connection with a private placement, CordovaCann issued 2,390,800 Common Shares at a price of USD $1.50 per Common Share for total gross proceeds of USD $3,586,196, of which USD $3,383,696 was received in cash and USD $202,500 was issued as consideration for services provided pursuant to consulting arrangements.

On June 15, 2018 and in connection with a private placement, CordovaCann issued 20,000 Common Shares at a price of USD $1.50 per Common Share for total gross proceeds of USD $30,000, all of which was issued as consideration for services provided pursuant to a consulting arrangement.

The following table summarizes financial information for the 3rd quarter of fiscal 2018 and the preceding seven quarters:

Quarter Ended	Mar 31, 2018	Dec 31, 2017	Sept 30, 2017	Jun 30, 2017	Mar 31, 2017	Dec 31, 2016	Sept 30, 2016	Jun 30, 2016
	$	$	$	$	$	$	$	$
Revenue	-	-	-	-	-	-	-	-
Gain (Loss) from continuing operations	(1,888,082)	(811,491)	(24,801)	(27,150)	(20,962)	(19,391)	(20,902)	1,492[1]
Net loss per share – basic and diluted	0.051	0.026	0.001	0.001	0.001	0.001	0.001	0.000

(1) The gain recorded during the three months ended June 30, 2016 is the result of the reversal of an over accrual of expenses.

Refer to the Results of Operations section for further analysis of income and expenses during the three and nine month periods ended March 31, 2018.

Number of Common Shares

There were 37,625,428 common shares of the Company (the "Common Shares") issued and outstanding as at March 31, 2018 and 40,036,228 Common Shares issued and outstanding as at July 25, 2018, being the date of this report. There were 1,750,000 options and 6,650,000 warrants issued and outstanding as of March 31, 2018 and July 25, 2018.

Approximately 32,921,424 of the Common Shares issued are subject to resale restrictions under U.S. securities laws.

Business Environment

Compliance with Applicable State Law

Each licensee of the Intellectual Property complies with applicable U.S. state licensing requirements as follows: (1) each licensee is licensed pursuant to applicable U.S. state law to cultivate, possess and/or distribute cannabis in such state; (2) renewal dates for such licenses are docketed by legal counsel and/or other advisors; (3) random internal audits of the licensee's business activities are conducted by the applicable state regulator and by the respective investee to ensure compliance with applicable state law; (4) each employee is provided with an employee handbook that outlines internal standard operating procedures in connection with the cultivation, possession and distribution of cannabis to ensure that all cannabis inventory and proceeds from the sale of such cannabis are properly accounted for and tracked, using scanners to confirm each customer's legal age and the validity of each customer's drivers' license; (5) each room that cannabis inventory and/or proceeds from the sale of such inventory enter is monitored by video

surveillance; (6) software is used to track cannabis inventory from seed-to-sale; and (7) each licensee is contractually obligated to comply with applicable state law in connection with the cultivation, possession and/or distribution of cannabis. CordovaCann's U.S. legal counsel reviews, from time to time, the licenses and documents referenced above in order to confirm such information and identify any deficiencies.

Colorado's Cannabis Regulatory Environment

For the purposes of Staff Notice 51-352 (Revised) – *Issuers with U.S. Marijuana-Related Activities)* ("Staff Notice 51-352"), the assets and interests held by CordovaCann in Colorado are classified as "ancillary" involvement in the U.S. cannabis industry.

Colorado authorized the cultivation, possession and distribution of cannabis by certain licensed Colorado cannabis businesses. The Colorado Marijuana Enforcement Division regulates Colorado's cannabis regulatory program. CordovaCann is advised by U.S. legal counsel and/or other advisors in connection with Colorado's cannabis regulatory program. CordovaCann only engages in transactions with Colorado cannabis businesses that hold licenses that are in good standing to cultivate, possess and/or distribute cannabis in Colorado in compliance with Colorado's cannabis regulatory program. To the extent required by Colorado's cannabis regulatory program, CordovaCann has fully disclosed and/or registered each financial interest CordovaCann holds in such Colorado cannabis business. As of the date hereof, CordovaCann and Clearview Industries are in compliance with Colorado's cannabis regulatory program.

Oregon's Cannabis Regulatory Environment

For the purposes of Staff Notice 51-352, the assets and interests held by CordovaCann in Oregon are classified as "ancillary" involvement in the U.S. cannabis industry.

Oregon authorized the cultivation, possession and distribution of cannabis by certain licensed Oregon cannabis businesses. The Oregon Liquor Control Commission regulates Oregon's cannabis regulatory program. CordovaCann is advised by U.S. legal counsel and/or other advisors in connection with Oregon's cannabis regulatory program. CordovaCann only engages in transactions with Oregon cannabis businesses that hold licenses that are in good standing to cultivate, possess and/or distribute cannabis in Oregon in compliance with Oregon's cannabis regulatory program. To the extent required by Oregon's cannabis regulatory program, CordovaCann has fully disclosed and/or registered each financial interest CordovaCann holds in such Oregon cannabis business. As of the date hereof, CordovaCann and Farms of the Future are in compliance with Oregon's cannabis regulatory program.

Nevada's Cannabis Regulatory Environment

For the purposes of Staff Notice 51-352, the assets and interests proposed to be held by CordovaCann in Nevada are classified as "ancillary" involvement in the U.S. cannabis industry.

Nevada authorized the cultivation, possession and distribution of cannabis by certain licensed Nevada cannabis businesses. The Nevada Department of Taxation regulates Nevada's cannabis regulatory program. CordovaCann is advised by U.S. legal counsel and/or other advisors in connection with Nevada's cannabis regulatory program. CordovaCann only engages in transactions with Nevada cannabis businesses that hold licenses that are in good standing to cultivate, possess and/or distribute cannabis in Nevada in compliance with Nevada's cannabis regulatory program. To the extent required by Nevada's cannabis regulatory program, CordovaCann has fully disclosed and/or registered each financial interest CordovaCann holds in such Nevada cannabis business. As of the date hereof, CordovaCann and Forever Green are in compliance with Nevada's cannabis regulatory program.

California's Cannabis Regulatory Environment

For the purposes of Staff Notice 51-352, the assets and interests contemplated to be held by CordovaCann in California are classified as "ancillary" involvement in the U.S. cannabis industry.

California authorized the cultivation, possession and distribution of cannabis by certain licensed California cannabis businesses. The California Bureau of Cannabis Control regulates California's cannabis regulatory

program. CordovaCann is advised by U.S. legal counsel and/or other advisors in connection with California's cannabis regulatory program. CordovaCann only engages in transactions with California cannabis businesses that hold licenses that are in good standing to cultivate, possess and/or distribute cannabis in California in compliance with California's cannabis regulatory program. To the extent required by California's cannabis regulatory program, CordovaCann has fully disclosed and/or registered each financial interest CordovaCann holds in such California cannabis business. As of the date hereof, CordovaCann and Humboldt Healthcare are in compliance with California's cannabis regulatory program.

Risk Factors

The following are certain risk factors relating to the business carried on by the Company that prospective holders of Company Shares should carefully consider.

Risks specifically related to the United States regulatory system.

The Company's investments operate in a new industry which is highly regulated, highly competitive and evolving rapidly. As such, new risks may emerge, and management may not be able to predict all such risks or be able to predict how such risks may result in actual results differing from the results contained in any forward-looking statements.

The Company's investments incur ongoing costs and obligations related to regulatory compliance. Failure to comply with regulations may result in additional costs for corrective measures, penalties or in restrictions of operations. In addition, changes in regulations, more vigorous enforcement thereof or other unanticipated events could require extensive changes to operations, increased compliance costs or give rise to material liabilities, which could have a material adverse effect on the business, results of operations and financial condition of the Company's investments and, therefore, on the Company's prospective returns. Further, the Company may be subject to a variety of claims and lawsuits. Adverse outcomes in some or all of these claims may result in significant monetary damages or injunctive relief that could adversely affect our ability to conduct our business. Litigation and other claims are subject to inherent uncertainties and management's view of these matters may change in the future. A material adverse impact on our financial statements could also occur for the period in which the effect of an unfavorable final outcome becomes probable and reasonably capable of being estimated. The industry is subject to extensive controls and regulations which may significantly affect the financial condition of market participants. The marketability of any product may be affected by numerous factors that are beyond the control of the Company's investments and which cannot be predicted, such as changes to government regulations, including those relating to taxes and other government levies which may be imposed. Changes in government levies, including taxes, could reduce the Company's investments' earnings and could make future capital investments or the Company's investments' operations uneconomic. The industry is also subject to numerous legal challenges, which may significantly affect the financial condition of market participants and which cannot be reliably predicted.

CordovaCann is expected to continue to derive a portion of its revenues from the cannabis industry in certain states of the United States, **which industry is illegal under United States federal law**. While the Company's business activities are compliant with applicable state and local laws, such activities remain illegal under United States federal law. CordovaCann is involved in the cannabis industry in the United States where local and state laws permit such activities or provide limited defenses to criminal prosecutions. The enforcement of relevant laws is a significant risk.

Twenty-nine of the states in the United States have enacted comprehensive legislation to regulate the sale and use of medical cannabis. Notwithstanding the permissive regulatory environment of medical cannabis at the state level, cannabis continues to be categorized as a Schedule 1 controlled substance under the United States Controlled Substances Act of 1970. As such, cannabis-related practices or activities, including without limitation, the cultivation, manufacture, importation, possession, use or distribution of cannabis, are illegal under United States federal law. Strict compliance with state laws with respect to cannabis will neither absolve the Company of liability under United States federal law, nor will it provide a

defense to any federal proceeding which may be brought against the Company. Any such proceedings brought against the Company may adversely affect the Company's operations and financial performance.

Because of the conflicting views between state legislatures and the federal government of the United States regarding cannabis, investments in cannabis businesses in the United States are subject to inconsistent legislation, regulation, and enforcement. Unless and until the United States Congress amends the United States Controlled Substances Act with respect to cannabis or the Drug Enforcement Agency reschedules or de-schedules cannabis (and as to the timing or scope of any such potential amendments there can be no assurance), there is a risk that federal authorities may enforce current federal law, which would adversely affect the current and future investments of the Company in the United States. As a result of the tension between state and federal law, there are a number of risks associated with the Company's existing and future investments in the United States.

For the reasons set forth above, the Company's existing interests in the United States cannabis market may become the subject of heightened scrutiny by regulators, stock exchanges, clearing agencies and other authorities in Canada. It has been reported by certain publications in Canada that the Canadian Depository for Securities Limited may implement policies that would see its subsidiary, CDS Clearing and Depository Services Inc. ("CDS"), refuse to settle trades for cannabis companies that have investments in the United States. CDS is Canada's central securities depository, clearing and settlement hub settling trades in the Canadian equity, fixed income and money markets. The TMX Group, the owner and operator of CDS, subsequently issued a statement on August 17, 2017 reaffirming that there is no CDS ban on the clearing of securities of companies with cannabis-related activities in the United States, despite media reports to the contrary and that the TMX Group was working with regulators to arrive at a solution that will clarify this matter, which would be communicated at a later time.

On February 8, 2018, following discussions with the Canadian Securities Administrators ("CSA") and recognized Canadian securities exchanges, the TMX Group announced the signing of a Memorandum of Understanding ("TMX MOU") with Aequitas NEO Exchange Inc., the CSE, the Toronto Stock Exchange, and the TSX Venture Exchange. The TMX MOU outlines the parties' understanding of Canada's regulatory framework applicable to the rules, procedures, and regulatory oversight of the exchanges and CDS as it relates to companies with cannabis-related activities in the United States. The TMX MOU confirms, with respect to the clearing of listed securities, that CDS relies on the exchanges to review the conduct of listed companies. As a result, there is no CDS ban on the clearing of securities of companies with cannabis-related activities in the United States. However, there can be no guarantee that this approach to regulation will continue in the future. If such a ban were to be implemented, it would have a material adverse effect on the ability of holders of Common Shares to make and settle trades. In particular, the Common Shares would become highly illiquid as until an alternative was implemented, investors would have no ability to effect a trade of the Common Shares through the facilities of a stock exchange. The Company has obtained eligibility with the Depository Trust Company ("DTC") for its Common Share quotation on the OTCQB and such DTC eligibility provides another possible avenue to clear Common Shares in the event of a CDS ban.

The activities of CordovaCann's investments are, and will continue to be, subject to evolving regulation by governmental authorities. The Company's investments are directly or indirectly engaged in the medical and recreational cannabis industry in the United States, where local state laws permit such activities, and in the legal medical cannabis industry in Canada, where recreational cannabis is not expected to be legalized until the Cannabis Act comes into force. The legality of the production, extraction, distribution and use of cannabis differs among each North American jurisdictions.

CordovaCann's investments have been focused in four states that have legalized the medical and/or recreational use of cannabis, being California, Colorado, Nevada and Oregon. Over half of the U.S. states have enacted legislation to legalize and regulate the sale and use of medical cannabis. However, the U.S. federal government has not enacted similar legislation. As such, the cultivation, manufacture, distribution, sale and use of cannabis remains illegal under U.S. federal law.

Further, on January 4, 2018, U.S. Attorney General, Jeff Sessions, formally rescinded the standing DOJ federal policy guidance governing enforcement of marijuana laws, as set forth in a series of memos and guidance from 2009-2014, principally the Cole Memorandum. The Cole Memorandum generally directed U.S. Attorneys not to enforce the federal marijuana laws against actors who are compliant with state laws, provided enumerated enforcement priorities were not implicated. The rescission of this memo and other Obama-era prosecutorial guidance did not create a change in federal law as the Cole Memorandums were never legally binding; however, the revocation removed the DOJ's guidance to U.S. Attorneys that state-regulated cannabis industries substantively in compliance with the Cole Memorandum's guidelines should not be a prosecutorial priority. The federal government of the United States has always reserved the right to enforce federal law regarding the sale and disbursement of medical or recreational marijuana, even if state law sanctioned such sale and disbursement. Although the rescission of the above memorandums does not necessarily indicate that marijuana industry prosecutions are now affirmatively a priority for the DOJ, there can be no assurance that the federal government will not enforce such laws in the future.

Additionally, there can be no assurance that state laws legalizing and regulating the sale and use of cannabis will not be repealed or overturned, or that local governmental authorities will not limit the applicability of state laws within their respective jurisdictions. It is also important to note that local and city ordinances may strictly limit and/or restrict the distribution of cannabis in a manner that could make it extremely difficult or impossible to transact business in the cannabis industry. If the federal government begins to enforce federal laws relating to cannabis in states where the sale and use of cannabis is currently legal, or if existing state laws are repealed or curtailed, the Company's investments in such businesses would be materially and adversely affected notwithstanding the fact that the Company is not directly engaged in the sale or distribution of cannabis. Federal actions against any individual or entity engaged in the marijuana industry or a substantial repeal of marijuana related legislation could adversely affect the Company, its business and its investments.

In light of the political and regulatory uncertainty surrounding the treatment of U.S. cannabis-related activities, including the rescission of the Cole Memorandum discussed above, on February 8, 2018, the CSA published Staff Notice 51-352 setting out the CSA's disclosure expectations for specific risks facing companies with cannabis-related activities in the United States. Staff Notice 51-352 confirms that a disclosure-based approach remains appropriate for companies with U.S. cannabis-related activities. Staff Notice 51-352 includes additional disclosure expectations that apply to all companies with U.S. cannabis-related activities, including those with direct and indirect involvement in the cultivation and distribution of cannabis, as well as companies that provide goods and services to third parties involved in the U.S. cannabis industry. The Company views Staff Notice 51-352 favourably, as it provides increased transparency and greater certainty regarding the views of the exchanges and the regulators regarding the Company's existing operations and strategic business plan as well as the Company's ability to pursue further investments and opportunities in the United States.

The Company's investments in the United States are subject to applicable anti-money laundering laws and regulations.

The Company is subject to a variety of laws and regulations domestically and in the United States that involve money laundering, financial recordkeeping and proceeds of crime, including the U.S. Currency and Foreign Transactions Reporting Act of 1970 (commonly known as the Bank Secrecy Act), as amended by Title III of the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (USA PATRIOT Act), the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada), as amended and the rules and regulations thereunder, and any related or similar rules, regulations or guidelines, issued, administered or enforced by governmental authorities in the United States and Canada. Further, under U.S. federal law, banks or other financial institutions that provide a cannabis business with a checking account, debit or credit card, small business loan, or any other service could be found guilty of money laundering, aiding and abetting, or conspiracy.

Despite these laws, FinCEN issued a memorandum on February 14, 2014 outlining the pathways for financial institutions to bank marijuana businesses in compliance with federal enforcement priorities. The

FinCEN Memorandum states that in some circumstances, it is permissible for banks to provide services to cannabis-related businesses without risking prosecution for violation of federal money laundering laws. It refers to supplementary guidance that Deputy Attorney General Cole issued to federal prosecutors relating to the prosecution of money laundering offenses predicated on cannabis-related violations of the United States Controlled Substances Act on the same day (the "2014 Cole Memo"). The 2014 Cole Memo has been rescinded as of January 4, 2018, along with the Cole Memorandum, removing guidance that enforcement of applicable financial crimes was not a DOJ priority.

Attorney General Sessions' revocation of the Cole Memorandum and the 2014 Cole Memo has not affected the status of the FinCEN Memorandum, nor has the Department of the Treasury given any indication that it intends to rescind the FinCEN Memorandum itself. Though it was originally intended for the 2014 Cole Memo and the FinCEN Memorandum to work in tandem, the FinCEN Memorandum appears to remain in effect as a standalone document which explicitly lists the eight enforcement priorities originally cited in the rescinded Cole Memorandum. Although the FinCEN Memorandum remains intact, indicating that the Department of the Treasury and FinCEN intend to continue abiding by its guidance, it is unclear whether the current administration will continue to follow the guidelines of the FinCEN Memorandum.

The Company's investments, and any proceeds thereof, are considered proceeds of crime due to the fact that cannabis remains illegal federally in the United States. This restricts the ability of the Company to declare or pay dividends, effect other distributions or subsequently repatriate such funds back to Canada. Furthermore, while the Company has no current intention to declare or pay dividends on its shares in the foreseeable future, the Company may decide or be required to suspend declaring or paying dividends without advance notice and for an indefinite period of time.

The Company's investments in the United States may be subject to heightened scrutiny by Canadian authorities.

For the reasons set forth above, the Company's existing investments in the United States, and any future investments, may become the subject of heightened scrutiny by regulators, stock exchanges and other authorities in Canada. As a result, the Company may be subject to significant direct and indirect interaction with public officials. There can be no assurance that this heightened scrutiny will not in turn lead to the imposition of certain restrictions on the Company's ability to invest in the United States or any other jurisdiction, in addition to those described herein.

Although the TMX MOU has confirmed that there is currently no CDS ban on the clearing of securities of companies with cannabis-related activities in the United States, there can be no guarantee that this approach to regulation will continue in the future. If such a ban were to be implemented, it would have a material adverse effect on the ability of holders of Common Shares to make and settle trades. In particular, the Common Shares would become highly illiquid as until an alternative was implemented, investors would have no ability to effect a trade of the Common Shares through the facilities of a stock exchange.

Change in laws, regulations and guidelines.

Each investment's current and proposed operations are subject to a variety of laws, regulations and guidelines, including, but not limited to, those relating to the manufacture, management, transportation, storage and disposal of cannabis, as well as laws and regulations relating to health and safety (including those for consumable products), the conduct of operations and the protection of the environment. These laws and regulations are broad in scope and subject to evolving interpretations. If any changes to such laws, regulations and guidelines occur, which are matters beyond the control of the Company, the Company may incur significant costs in complying with such changes or it may be unable to comply therewith, which in turn may result in a material adverse effect on the Company's business, financial condition and results of operation. In addition, violations of these laws, or allegations of such violations, could disrupt certain aspects of the Company's business plan and result in a material adverse effect on certain aspects of its planned operations.

Changes in regulations, more vigorous enforcement thereof, the imposition of restrictions on the Company's ability to operate in the U.S. as a result of the federally illegal nature of cannabis in the U.S. or other unanticipated events could require extensive changes to the Company's operations, increased compliance costs or give rise to material liabilities, which could have a material adverse effect on the business, results of operations and financial condition of the Company.

United States tax residence of the Company.

The Company, which is and will continue to be a Canadian corporation as of the date of this Listing Statement, generally would be classified as a non-United States corporation (and, therefore, as a non-United States tax resident) under general rules of United States federal income taxation. Section 7874 of the United States Tax Code, however, contains rules that can cause a non-United States corporation to be taxed as a United States corporation for United States federal income tax purposes. The rules described in this paragraph are relatively new, their application is complex and there is little guidance regarding their application. Under section 7874 of the United States Tax Code, a corporation created or organized outside the United States (i.e., a non-United States corporation) will nevertheless be treated as a United States corporation for United States federal income tax purposes (such treatment is referred to as an "Inversion") if each of the following three conditions are met (i) the non-United States corporation acquires, directly or indirectly, or is treated as acquiring under applicable United States Treasury Regulations, substantially all of the assets held, directly or indirectly, by a United States corporation, (ii) after the acquisition, the former stockholders of the acquired United States corporation hold at least 80% (by vote or value) of the shares of the non-United States corporation by reason of holding shares of the United States acquired corporation, and (iii) after the acquisition, the non-United States corporation's expanded affiliated group does not have substantial business activities in the non-United States corporation's country of organization or incorporation when compared to the expanded affiliated group's total business activities (clauses (i) – (iii), collectively, the "Inversion Conditions"). For this purpose, "expanded affiliated group" means a group of corporations where (i) the non-United States corporation owns stock representing more than 50% of the vote and value of at least one member of the expanded affiliated group, and (ii) stock representing more than 50% of the vote and value of each member is owned by other members of the group. The definition of an "expanded affiliated group" includes partnerships where one or more members of the expanded affiliated group own more than 50% (by vote and value) of the interests of the partnership.

If the Company is treated as a United States corporation for United States federal income tax purposes under section 7874 of the United States Tax Code (which is considered likely, although no definitive determination of this matter has been reached, and no tax ruling has been sought or obtained in this regard), the Company would be considered a United States tax resident and subject to United States federal income tax on its worldwide income. However, for Canadian tax purposes, the Company is expected, regardless of any application of section 7874 of the United States Tax Code, to be treated as a Canadian resident Company (as defined in the Tax Act) for Canadian income tax purposes. As a result, if the Company is considered a United States corporation under section 7874, the Company would be subject to taxation both in Canada and the United States which could have a material adverse effect on its financial condition and results of operations. In addition, any distributions paid by the Company to a holder of Common Shares may be subject to United States withholding tax as well as any applicable Canadian withholding tax. A Non-United States Holder may also be subject to United States tax, including withholding tax, on disposition of its Common Shares.

Passive Foreign Investment Company.

There is a risk that the Company may, in the future, be construed as a passive foreign investment Company ("PFIC"). If the Company is a PFIC, its shareholders in the U.S. are likely subject to adverse U.S. tax consequences. Under U.S. federal income tax laws, if a Company is a PFIC for any year, it could have adverse U.S. federal income tax consequences to a U.S. shareholder with respect to its investment in the Company's shares. The Company earns royalty and franchise revenue which may be treated as passive income unless the royalty and franchise revenue is derived in the active conduct of a trade or business. Assessing whether royalty or franchise revenue received by the Company and its subsidiaries is derived in

the active conduct of a trade or business involves substantial factual and legal ambiguity. Based on current business plans and financial expectations, the Company expects that it will not be a PFIC for its current tax year. PFIC classification is fundamentally factual in nature, generally cannot be determined until the close of the tax year in question, and is determined annually. Furthermore, because PFIC determinations are made annually, it is possible that the Company will meet the requirements to be treated as a PFIC in one or more years, but not meet such requirements in other years. U.S. shareholders should consult their own tax advisors regarding the potential adverse tax consequences to owning PFIC stock, and whether they are able to and should make any elections or take other actions to mitigate such potential adverse tax consequences.

If the Company is deemed to be an investment Company under the United States Investment Company Act of 1940, as amended (the "Investment Company Act"), it may be required to institute burdensome compliance requirements and its activities may be restricted.

The Company intends to conduct its operations so that it is not required to register as an investment Company under the Investment Company Act. Section 3(a)(1)(C) of the Investment Company Act defines an investment Company as any Company that is engaged or proposes to engage in the business of investing, reinvesting, owning, holding or trading in securities and owns or proposes to acquire investment securities having a value exceeding 40.0% of the value of the Company's total assets (exclusive of government securities and cash items) on an unconsolidated basis. However, any Company primarily engaged, directly or through a wholly-owned subsidiary or subsidiaries, in a business or businesses other than that of investing, reinvesting, owning, holding, or trading in securities is exempt from the requirements of the Investment Company Act under Section 3(b)(1).

If the Company is deemed to be an investment Company under the Investment Company Act, its activities may be restricted, including restrictions on the nature of the Company's investments and restrictions on the issuance of securities. In addition, the Company may have imposed upon it burdensome requirements, including:

- registration as an investment Company;
- adoption of a specific form of corporate structure; and
- reporting, record keeping, voting, proxy and disclosure requirements and other rules and regulations.

In sum, if the Company were to be characterized as an investment Company, the inability of the Company to satisfy such regulatory requirements, whether on a timely basis or at all, could, under certain circumstances, have a material adverse effect on the Company and its ability to continue pursuing its business plan could be limited.

The Company's Common Shares are considered to be penny stock, which may adversely affect the liquidity of its Common Shares.

The capital stock of the Company would be classified as "penny stock" as defined in Reg. § 240.3a51-1 promulgated under the Securities Exchange Act of 1934 (the "1934 Act"). In response to perceived abuse in the penny stock market generally, the 1934 Act was amended in 1990 to add new requirements in connection with penny stocks. In connection with effecting any transaction in a penny stock, a broker or dealer must give the customer a written risk disclosure document that (a) describes the nature and level of risk in the market for penny stocks in both public offerings and secondary trading, (b) describes the broker's or dealer's duties to the customer and the rights and remedies available to such customer with respect to violations of such duties, (c) describes the dealer market, including "bid" and "ask" prices for penny stock and the significance of the spread between the bid and ask prices, (d) contains a toll-free telephone number for inquiries on disciplinary histories of brokers and dealers, and (e) define significant terms used in the disclosure document or the conduct of trading in penny stocks. In addition, the broker-dealer must provide to a penny stock customer a written monthly account statement that discloses the identity and number of shares of each penny stock held in the customer's account, and the estimated market

value of such shares. The extensive disclosure and other broker-dealer compliance related to penny stocks may result in reducing the level of trading activity in the secondary market for such stocks, thus limiting the ability of the holder to sell such stock.

Additional financing.

The continued development of the Company will require additional financing. There is no guarantee that the Company will be able to achieve its business objectives. The Company intends to fund its future business activities by way of additional offerings of equity and/or debt financing as well as through anticipated positive cash flow from operations in the future. The failure to raise or procure such additional funds or the failure to achieve positive cash flow could result in the delay or indefinite postponement of current business objectives. There can be no assurance that additional capital or other types of financing will be available if needed or that, if available, will be on terms acceptable to the Company. If additional funds are raised by offering equity securities, existing shareholders could suffer significant dilution. Any debt financing secured in the future could involve the granting of security against assets of the Company and also contain restrictive covenants relating to capital raising activities and other financial and operational matters, which may make it more difficult for the Company to obtain additional capital and to pursue business opportunities, including potential acquisitions. The Company will require additional financing to fund its operations until positive cash flow is achieved.

The Company's access to both public and private capital and its ability to access financing to support continuing operations and investments may be further restricted due to uncertainty and the changing nature of the marijuana regulatory environment in jurisdictions in which the Company operates.

Investments may be pre-revenue.

The Company may make investments in entities that have no significant sources of operating cash flow and no revenue from operations. As such, the Company's investments are subject to risks and uncertainties including the risk that the Company's investments will not be able to:

- implement or execute their current business plan, or create a business plan that is sound;
- maintain their anticipated management team; and/or
- raise sufficient funds in the capital markets or otherwise to effectuate their business plan.

If the Company's investments cannot execute any one of the foregoing, their businesses may fail, which could have a materially adverse impact on the business, financial condition and operating results of the Company.

Lack of control over operations of investments.

The Company relies on its investments to execute on their business plans and to produce medical and/or recreational cannabis products, and holds contractual rights and minority equity interests relating to the operation of the Company's investments. The operators of the Company's investments have significant influence over the results of operations of the Company's investments. Further, the interests of the Company and the operators of the Company's investments may not always be aligned. As a result, the cash flows of the Company are dependent upon the activities of third parties which creates the risk that at any time those third parties may: (i) have business interests or targets that are inconsistent with those of the Company; (ii) take action contrary to the Company's policies or objectives; (iii) be unable or unwilling to fulfill their obligations under their agreements with the Company; or (iv) experience financial, operational or other difficulties, including insolvency, which could limit or suspend a third party's ability to perform its obligations. In addition, payments may flow through the Company's investments, and there is a risk of delay and additional expense in receiving such revenues. Failure to receive payments in a timely fashion, or at all, under the agreements to which the Company is entitled may have a material adverse effect on the Company. In addition, the Company must rely, in part, on the accuracy and timeliness of the information it

receives from the Company's investments, and use such information in its analyses, forecasts and assessments relating to its own business. If the information provided by investment entities to the Company contains material inaccuracies or omissions, the Company's ability to accurately forecast or achieve its stated objectives, or satisfy its reporting obligations, may be materially impaired.

Private companies and illiquid securities.

The Company may invest in securities of private companies. In some cases, the Company may be restricted by contract or generally by applicable securities laws from selling such securities for a period of time. Such securities may not have a ready market and the inability to sell such securities or to sell such securities on a timely basis or at acceptable prices may impair the Company's ability to exit such investments when the Company considers it appropriate.

Unfavourable publicity or consumer perception.

The regulated cannabis industry in the United States and Canada is at an early stage of its development. The Company believes the medical and recreational cannabis industry is highly dependent on consumer perception regarding the safety and efficacy of recreational and medical cannabis. Consumer perceptions regarding legality, morality, consumption, safety, efficacy and quality of cannabis are mixed and evolving. Consumer perception can be significantly influenced by scientific research or findings, regulatory investigations, litigation, media attention and other publicity regarding the consumption of cannabis products. There can be no assurance that future scientific research, findings, regulatory proceedings, litigation, media attention or other research findings or publicity will be favourable to the cannabis market or any particular product, or consistent with earlier publicity. Future research reports, findings, regulatory proceedings, litigation, media attention or other publicity that are perceived as less favourable than, or that question, earlier research reports, findings or publicity could have a material adverse effect on the demand for cannabis and on the business, results of operations, financial condition and cash flows of the Company. Further, adverse publicity reports or other media attention regarding cannabis in general, or associating the consumption of cannabis with illness or other negative effects or events, could have such a material adverse effect on the business of the Company. Such adverse publicity reports or other media attention could arise even if the adverse effects associated with such products resulted from consumers' failure to consumer such products legally, appropriately or as directed.

Public opinion and support for medical and recreational cannabis use has traditionally been inconsistent and varies from jurisdiction to jurisdiction. Legalization of medical and recreational cannabis remains a controversial issue subject to differing opinions surrounding the level of legalization (for example, legalization of medical marijuana as opposed to legalization in general).

Limited operating history.

Since March 1997, when it was created by amalgamation, the Company has had no significant revenues or earnings from operations. The Company has operated at a loss to date and may continue to sustain operating losses for the foreseeable future. There is no assurance that the Company will ever be profitable. Therefore, it is difficult for investors to evaluate the Company's operations and prospects which may increase the risks associated with an investment in the Company.

Although the Company expects to generate some revenues from its investments, many of the investments will only start generating revenues in future periods and, accordingly, the Company is therefore expected to remain subject to many of the risks common to early-stage enterprises for the foreseeable future, including challenges related to laws, regulations, licensing, integrating and retaining qualified employees; making effective use of limited resources; achieving market acceptance of existing and future solutions; competing against companies with greater financial and technical resources; acquiring and retaining customers; and developing new solutions. There is no assurance that the Company will be successful in achieving a return

on shareholders' investment and the likelihood of success must be considered in light of the early stage of operations.

Competition.

The Company competes with other companies for financing and investment opportunities in the cannabis industry. Some of these companies may possess greater financial resources than the Company. Such competition may result in the Company being unable to enter into desirable strategic agreements or similar transactions, to recruit or retain qualified employees or to acquire the capital necessary to fund its investments. Existing or future competition in the cannabis industry, including, without limitation, the entry of large multinational entities into the industry, could materially adversely affect the Company's prospects for entering into additional agreements in the future. In addition, the Company currently competes with other cannabis streaming and royalty companies, some of which may possess greater financial resources than the Company.

There is potential that the Company will face intense competition from other companies, some of which can be expected to have longer operating histories and more financial resources and experience than the Company. Increased competition by larger and better financed competitors, including competitors to the Company's investments, could materially and adversely affect the business, financial condition and results of operations of the Company. It is possible that larger competitors could establish price setting and cost controls which would effectively "price out" certain of the Company's investments operating within and in support of the medical and recreational cannabis industry.

Because of the early stage of the industry in which the Company will operate, the Company expects to face additional competition from new entrants. To become and remain competitive, the Company will require research and development, marketing, sales and support. The Company may not have sufficient resources to maintain research and development, marketing, sales and support efforts on a competitive basis, which could materially and adversely affect the business, financial condition and results of operations of the Company.

Banking.

Since the production and possession of cannabis is currently illegal under U.S. federal law, it is possible that banks may refuse to open bank accounts for the deposit of funds from businesses involved with the cannabis industry. The inability to open bank accounts with certain institutions could materially and adversely affect the business of the Company.

Currency fluctuations.

CordovaCann's revenues and expenses are expected to be primarily denominated in U.S. Dollars, and therefore may be exposed to significant currency exchange fluctuations. Recent events in the global financial markets have been coupled with increased volatility in the currency markets. Fluctuations in the exchange rate between the U.S. Dollar and the Canadian Dollar may have a material adverse effect on the Company's business, financial condition and operating results. CordovaCann may, in the future, establish a program to hedge a portion of its foreign currency exposure with the objective of minimizing the impact of adverse foreign currency exchange movements; however, there can be no assurance that such a program will effectively mitigate currency risks.

Risks associated with strategic transactions.

As part of the Company's overall business strategy, the Company intends to pursue select strategic acquisitions, leasing and lending transactions and licensing agreements which would provide additional product offerings, vertical integrations, additional industry expertise, and a stronger industry presence in both existing and new jurisdictions. The success of any such strategic transactions will depend, in part, on

the ability of the Company to realize the anticipated benefits and synergies from integrating the Company's investments into the businesses of the Company. Future strategic actions may expose it to potential risks, including risks associated with: (a) the integration of new operations, services and personnel; (b) unforeseen or hidden liabilities; (c) the diversion of resources from the Company's existing business and technology; (d) potential inability to generate sufficient revenue to offset new costs; (e) the expenses of acquisitions; and (f) the potential loss of or harm to relationships with both employees and existing users resulting from its integration of new businesses. In addition, any proposed acquisitions may be subject to regulatory approval.

While the Company intends to conduct reasonable due diligence in connection with such strategic transactions, there are risks inherent in any transaction. Specifically, there could be unknown or undisclosed risks or liabilities of such companies for which the Company is not sufficiently indemnified. Any such unknown or undisclosed risks or liabilities could materially and adversely affect the Company's financial performance and results of operations. The Company could encounter additional transaction and integration related costs or other factors such as the failure to realize all of the benefits from the strategic actions. All of these factors could cause dilution to the Company's earnings per share or decrease or delay the anticipated accretive effect of the transaction and cause a decrease in the market price of CordovaCann's Common Shares.

Bankruptcy or insolvency of investments.

There is no guarantee that the Company will be able to effectively enforce any interests it may have in the Company's investments. A bankruptcy or other similar event related to an investment of CordovaCann that precludes a party from performing its obligations under an agreement may have a material adverse effect on the Company. Furthermore, as an equity investor, should an investment have insufficient assets to pay its liabilities, it is possible that other liabilities will be satisfied prior to the liabilities owed to the Company. In addition, bankruptcy or other similar proceedings are often a complex and lengthy process, the outcome of which may be uncertain and could result in a material adverse effect on the Company.

Research and market development.

Although the Company, itself and through its investments, is committed to researching and developing new markets and products and improving existing products, there can be no assurances that such research and market development activities will prove profitable or that the resulting markets and/or products, if any, will be commercially viable or successfully produced and marketed.

The Company must rely largely on its own market research to forecast sales as detailed forecasts are not generally obtainable from other sources at this early stage of the medical and recreational cannabis industry in North America.

The Company is operating its business in a relatively new medical and recreational cannabis industry and market. Accordingly, there are no assurances that this industry and market will continue to exist or grow as currently estimated or anticipated, or function and evolve in a manner consistent with management's expectations and assumptions. Any event or circumstance that affects the recreational or medical cannabis industry or market could have a material adverse effect on the Company's business, financial condition and results of operations. Due to the early stage of the regulated cannabis industry, forecasts regarding the size of the industry and the sales of products by the Company's investments are inherently difficult to prepare with a high degree of accuracy and reliability. A failure in the demand for products to materialize as a result of competition, technological change or other factors could have a material adverse effect on the business, results of operations and financial condition of the Company's investments, and consequently, the Company.

Reliance on management.

The success of the Company is dependent upon the ability, expertise, judgment, discretion and good faith of its senior management. Qualified individuals are in high demand, and the Company may incur significant costs to attract and retain them. In addition, the Company's lean management structure may be strained as the Company pursues growth opportunities in the future. The loss of the services of such individuals or an inability to attract other suitably qualified persons when needed, could have a material adverse effect on the Company's ability to execute on its business plan and strategy, and the Company may be unable to find adequate replacements on a timely basis, or at all.

CordovaCann's future success depends substantially on the continued services of its executive officers, consultants and advisors. If one or more of its executive officers or key personnel were unable or unwilling to continue in their present positions, the Company might not be able to replace them easily or at all. In addition, if any of its executive officers or key employees joins a competitor or forms a competing Company, the Company may lose know-how, key professionals and staff members. These executive officers and key employees could compete with and take customers away which could materially and adversely affect the Company's prospects, financial performance and results of operations.

Operation permits and authorizations.

The Company's investments may not be able to obtain or maintain the necessary licenses, permits, authorizations or accreditations, or may only be able to do so at great cost, to operate their respective businesses. In addition, the Company's investments may not be able to comply fully with the wide variety of laws and regulations applicable to the cannabis industry. Failure to comply with or to obtain the necessary licenses, permits, authorizations or accreditations could result in restrictions on an investment's ability to operate in the cannabis industry, which could have a material adverse effect on the Company's business.

Litigation.

CordovaCann may become party to litigation from time to time in the ordinary course of business which could adversely affect its business. Should any litigation in which the Company becomes involved be determined against the Company, such a decision could adversely affect the Company's ability to continue operating and the market price for the Common Shares and could use significant resources. Even if the Company is involved in litigation and wins, litigation can redirect significant resources. Litigation may also create a negative perception of the Company.

Liability, enforcement complaints, etc.

CordovaCann's participation in the cannabis industry may lead to litigation, formal or informal complaints, enforcement actions, and inquiries by various federal, state, or local governmental authorities into or against the Company or its investments. Litigation, complaints, and enforcement actions involving either of the Company or its investments could consume considerable amounts of financial and other corporate resources, which could have an adverse effect on the Company's future cash flows, earnings, results of operations and financial condition.

Product liability.

Certain of the Company's investments manufacture, process and/or distribute products designed to be ingested by humans, and therefore face an inherent risk of exposure to product liability claims, regulatory action and litigation if products are alleged to have caused significant loss or injury. In addition, previously unknown adverse reactions resulting from human consumption of cannabis alone or in combination with other medications or substances could occur. A product liability claim or regulatory action against an investment entity of CordovaCann could result in increased costs, could adversely affect the Company's

reputation, and could have a material adverse effect on the results of operations and financial condition of the Company.

Reliance on key inputs.

The cultivation, extraction and processing of cannabis and derivative products is dependent on a number of key inputs and their related costs including raw materials, electricity, water and other local utilities. Any significant interruption or negative change in the availability or economics of the supply chain for key inputs could materially impact the business, financial condition and operating results of the Company's investments. Some of these inputs may only be available from a single supplier or a limited group of suppliers. If a sole source supplier was to go out of business, the relevant investment entity might be unable to find a replacement for such source in a timely manner or at all. Any inability to secure required supplies and services or to do so on appropriate terms could have a materially adverse impact on the business, financial condition and operating results of an investment, and consequently, the Company.

Price volatility of publicly traded securities.

In recent years, the securities markets in the United States and Canada have experienced a high level of price and volume volatility, and the market prices of securities of many companies have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. There can be no assurance that continuing fluctuations in price will not occur. It may be anticipated that any quoted market for the Common Shares of CordovaCann will be subject to market trends generally, notwithstanding any potential success of CordovaCann in creating revenues, cash flows or earnings. The value of the Common Shares would be affected by such volatility. An active public market for the Company's Common Shares might not develop or be sustained. If an active public market for the Company's Common Shares does not develop, the liquidity of a shareholder's investment may be limited and the share price may decline.

Management of growth.

CordovaCann may experience a period of significant growth in the number of personnel that may place a strain upon its management systems and resources. Its future will depend in part on the ability of its officers and other key personnel to implement and improve financial and management controls, reporting systems and procedures on a timely basis and to expand, train, motivate and manage the workforce. CordovaCann's current and planned personnel, systems, procedures and controls may be inadequate to support its future operations.

Dividends.

CordovaCann has not paid dividends in the past, and the Company does not anticipate paying any dividends in the foreseeable future. Dividends paid by the Company would be subject to tax and, potentially, withholdings.

Any decision to declare and pay dividends in the future will be made at the discretion of the Company's Board of Directors and will depend on, among other things, financial results, cash requirements, contractual restrictions and other factors that the Company's Board of Directors may deem relevant. As a result, investors may not receive any return on an investment in the Common Shares unless they sell their Common Shares for a price greater than that which such investors paid for them.

Risk factors related to dilution.

The Company may issue additional securities in the future, which may dilute a shareholder's holdings in the Company. The Company's articles permit the issuance of an unlimited number of Common Shares. The Directors of the Company have discretion to determine the price and the terms of further issuances.

Moreover, additional Common Shares will be issued by the Company on the exercise of options under the Company's Option Plan and upon the exercise of outstanding warrants.

Intellectual property and proprietary protection.

The success of the Company will depend, in part, on the ability of the Company and the Company's investments to maintain, enhance and protect its intellectual property, including various existing and potential proprietary techniques and processes. The Company and the Company's investments may be vulnerable to competitors who develop competing technology, whether independently or as a result of acquiring access to the proprietary products and trade secrets of the Company or the Company's investments. In addition, effective future patent, copyright and trade secret protection may be unavailable or limited in certain foreign countries and may be unenforceable under the laws of certain jurisdictions.

The Company relies on a combination of laws and contractual provisions to establish and protect its rights in it intellectual property. There can be no assurance that the steps taken to protect proprietary rights will be adequate to deter misappropriation of intellectual property or technology. The Company may face claims alleging infringement of intellectual property rights held by others. Such claims, whether or not meritorious, may result in the expenditure of significant financial and managerial resources, legal fees, result in injunctions, temporary restraining orders and/or require the payment of damages. An adverse determination in legal proceedings, a costly litigation process or a costly settlement could have a material adverse effect on the Company's business, prospects, revenues, operating results and financial condition.

Insurance coverage.

CordovaCann currently does not have insurance coverage. The Company is likely to require insurance coverage in the future. There can be no assurance that adequate insurance coverage will be available to the Company in the future, or that if available, that such insurance will be obtainable by the Company at a commercially justifiable premium. There also can be no assurance that any insurance coverage obtained by the Company will be sufficient to cover claims to which the Company may become subject. If insurance coverage is unavailable to cover any such claims, the Company's financial resources, results of operations and prospects could be adversely affected. If the Company were to incur substantial liability and such damages were in excess of policy limits, there could be a material adverse effect on the Company's business, financial condition and results of operations.

Operational risks.

CordovaCann and its investments may be affected by a number of operational risks and may not be adequately insured for certain risks, including: labour disputes; catastrophic accidents; fires; blockades or other acts of social activism; changes in the regulatory environment; impact of non-compliance with laws and regulations; natural phenomena, such as inclement weather conditions, floods, earthquakes and ground movements. There is no assurance that the foregoing risks and hazards will not result in damage to, or destruction of, the Company's investments' properties, grow facilities and extraction facilities, personal injury or death, environmental damage, adverse impacts on the Company's investments' operations, costs, monetary losses, potential legal liability and adverse governmental action, any of which could have an adverse impact on the Company's future cash flows, earnings and financial condition on the Company. Also, the Company's investments may be subject to or affected by liability or sustain loss for certain risks and hazards against which they may elect not to insure because of the cost. This lack of insurance coverage could have an adverse impact on the Company's future cash flows, earnings, results of operations and financial condition.

Costs of maintaining a public listing.

As a public Company, there are costs associated with legal, accounting and other expenses related to regulatory compliance. Securities legislation and the rules and policies of securities exchanges require

listed companies to, among other things, adopt corporate governance and related practices, and to continuously prepare and disclose material information, all of which add to an Company's legal and financial compliance costs. CordovaCann may also elect to devote greater resources than it otherwise would have on communication and other activities typically considered important by publicly traded companies.

Holding Company.

CordovaCann is a holding Company and essentially all of its assets are the capital stock of its material subsidiaries. As a result, investors in CordovaCann are subject to the risks attributable to its subsidiaries. Consequently, CordovaCann's cash flows and ability to complete current or desirable future enhancement opportunities are dependent on the earnings of its subsidiaries and investments and the distribution of those earnings to CordovaCann. The ability of these entities to pay dividends and other distributions will depend on their operating results and will be subject to applicable laws and regulations which require that solvency and capital standards be maintained by such companies and contractual restrictions contained in the instruments governing any debt arrangements. In the event of a bankruptcy, liquidation or reorganization of any of CordovaCann's material subsidiaries, holders of indebtedness and trade creditors may be entitled to payment of their claims from the assets of those subsidiaries before CordovaCann.

Difficulty implementing business strategy.

The growth and expansion of the Company is heavily dependent upon the successful implementation of its business strategy. There can be no assurance that the Company will be successful in the implementation of its business strategy.

Conflicts of interest.

Certain of the Company's directors and officers are, and may continue to be, involved in other business ventures through their direct and indirect participation in, among other things, corporations, partnerships and joint ventures, that may become potential competitors of the technologies, products and services the Company intends to provide. Situations may arise in connection with potential acquisitions or opportunities where the other interests of these directors and officers conflict with or diverge from the Company's interests. In accordance with applicable corporate law, directors who have a material interest in or who are parties to a material contract or a proposed material contract with the Company are required, subject to certain exceptions, to disclose that interest and generally abstain from voting on any resolution to approve the transaction. In addition, the directors and officers are required to act honestly and in good faith with a view to the Company's best interests. However, in conflict of interest situations, the Company's directors and officers may owe the same duty to another Company and will need to balance their competing interests with their duties to the Company. Circumstances (including with respect to future corporate opportunities) may arise that may be resolved in a manner that is unfavourable to the Company.

Previous operations.

The Company recently changed its focus from the identification and evaluation of assets for purchase in the media, technology and consumer industries, to a provider of services and investment capital to companies in the cannabis sector. The Company also changed its name on January 3, 2018 from "LiveReel Media Corporation" to "CordovaCann Corp.". While the Company has now divested all of its assets relating to its previous business, there is no guarantee that liabilities relating to the previous business will not negatively impact the Company's current or future operations or financial performance. Management is not aware of any liabilities relating to its previous business operations.

Resale of Common Shares.

Although the Common Shares are listed on the OTCQB and conditional approval for the listing of the Common Shares has been obtained from the CSE, there can be no assurance that an active and liquid market for the Common Shares will develop or be maintained and an investor may find it difficult to resell any securities of the Company. In addition, there can be no assurance that the publicly-traded stock price of the Company will be high enough to create a positive return for investors. Further, there can be no assurance that the Common Shares will be sufficiently liquid so as to permit investors to sell their position in the Company without adversely affecting the stock price. In such event, the probability of resale of the Common Shares would be diminished.

Forward Looking Statements

Certain statements contained in this report are forward-looking statements as defined in the U.S. federal securities laws. All statements, other than statements of historical facts, included herein or incorporated by reference herein, including without limitation, statements regarding the Company's business strategy, plans and objectives of management for future operations and those statements preceded by, followed by or that otherwise include the words "believe", "expects", "anticipates", "intends", "estimates" or similar expressions or variations on such expressions are forward-looking statements. We can give no assurances that such forward-looking statements will prove to be correct.

Each forward-looking statement reflects the Company's current view of future events and is subject to risks, uncertainties and other factors that could cause actual results to differ materially from any results expressed or implied by the Company's forward-looking statements.

Risks and uncertainties include, but are not limited to:

- lack of substantial operating history;
- the impact of competition; and
- the enforceability of legal rights.

Important factors that could cause the actual results to differ from materially from the Company's expectations are disclosed in more detail set forth under the heading "Risk Factors" in the Management Discussion and Analysis for the fiscal 2017 year, a copy of which has been filed on EDGAR and SEDAR. The Company's forward-looking statements are expressly qualified in their entirety by this cautionary statement.

Business Plan and Strategy

CordovaCann is committed to assembling a premier cannabis business with a vision to becoming a worldwide industry leader. The Company is focused on working with leading cannabis production and processing operators in key jurisdictions that will enable CordovaCann to serve national and international markets that have legal and regulated medical and/or recreational cannabis industries. The Company intends to leverage its production and processing investments to establish a platform that provides consistent formulations of products that provide effective and predictable experiences to end consumers and patients.

CordovaCann has entered into strategic relationships and investments with cannabis operators in Colorado, Oregon, Nevada and California. The Company will provide a variety of resources and services to these respective operators including, but not limited to: capital commitments, strategic positioning, brand development, best operating practices, access to intellectual property, administrative assistance, and general business consulting. Over the next twelve months, CordovaCann is focused on growing the operations of these strategic relationships. Moving forward, the Company will also seek partnerships with cannabis operators in key legal markets not currently served by CordovaCann, as well as seek to expand operations in those markets where the Company already has a presence. CordovaCann plans to immediately develop various end products for distribution in each of its current markets as well as to service other brands and

intellectual property owners with its growing processing and manufacturing platforms with a view to allowing these clients and prospective clients to gain access to our channels to market and to also generate additional revenue for the Company. The platform that the Company is building will seek to ensure that the end products are consistent across all jurisdictions by maintaining strict and professional standard operating procedures covering everything from marketing, sales, packaging, and branding through to the ultimate end user experience.

Over the longer-term, CordovaCann will focus on continuing to expand its reach into additional legal markets, with an increasing focus on international operations. The Company expects to organically build and forge strategic relationships with cannabis producers and processors in North America, South America, Europe, and Asia, but expects it should also be able to serve these markets through the export of products from Canada where legal. As the Company works to penetrate each of these markets with its branded products, the Company will likely develop and/or acquire new brands and products to further leverage its channels to market through the broadening of its product offerings. Additionally, CordovaCann may invest in additional parts of the cannabis value chain such as distribution and retail dispensaries, in markets where such assets are legal and provide a competitive advantage and significant operating leverage for the Company.

Results of Operations

	Three Months Ended March 31, 2018	Three Months Ended March 31, 2017	**Nine Months Ended March 31, 2018**	Nine Months Ended March 31, 2017
	$	$	**$**	$
Revenue	**8,819**	-	**8,819**	-
Cost of Sales	**3,560**	-	**5,433**	-
Gross Profit	**5,259**	-	**3,386**	-
Total Expenses	**1,893,341**	20,962	**2,727,760**	61,255
Net Loss	**(1,888,082)**	(20,962)	**(2,724,374)**	(61,255)
Net Loss Per Share	**(0.051)**	(0.001)	**(0.090)**	(0.003)
Comprehensive Loss	**(1,888,017)**	(20,962)	**(2,724,309)**	(61,255)

Revenue

During the three and nine months ended March 31, 2018 the Company generated $8,819 in revenue from the rental of cannabis-related equipment as compared to $nil for the three and nine months ended March 31, 2017.

Cost of sales for the three and nine month periods ended March 31, 2018 was $3,560 and $5,433, respectively, as compared to $nil for the three and nine months ended March 31, 2017. Cost of sales is the result of depreciation expense on its cannabis-related equipment.

Gross profit for the three and nine month periods ended March 31, 2018 was $5,259 and $3,386, respectively, as compared to $nil for the three and nine months ended March 31, 2017.

Expenses

The overall analysis of the expenses is as follows:

	Three Months Ended March 31, 2018	Three Months Ended March 31, 2017	**Nine Months Ended March 31, 2018**	Nine Months Ended March 31, 2017
	$	$	**$**	$
Consulting fees	**203,423**	-	**433,574**	-
Share based compensation	**1,890,709**	-	**2,040,573**	-
Legal and professional fees	**34,113**	2,000	**53,523**	5,750
Shareholders information	**20,833**	4,876	**36,189**	14,196
Office and general	**67,524**	-	**96,205**	240
Financing costs	-	14,086	**14,877**	41,069
Exclusivity fee	**27,059**	-	**27,059**	-
Reversal of settlement of debt	**(382,704)**	-	-	-
Foreign exchange	**32,384**	-	**25,760**	-
	1,893,341	20,962	**2,727,760**	61,255

Consulting Fees

Consulting fees during the three and nine month periods ended March 31, 2018 were $203,423 and $433,574, respectively, as compared to $nil for the three and nine months ended March 31, 2017. Consulting fees increased due to the hiring of consultants during the nine months ended March 31, 2018 as a result of the Company's new focus in the cannabis industry.

Share Based Compensation

Share based compensation for the three and nine month periods ended March 31, 2018 were $1,890,709 and 2,040,573, respectively, as compared to $nil for the three and nine months ended March 31, 2017. The share based compensation was the result of options and warrants issued under the stock option plan and as part of new consulting agreements during the nine months ended March 31, 2018.

Legal and Professional Fees

Legal and professional fees during the three and nine month periods ended March 31, 2018 were $34,113 and $53,523, respectively, as compared to $2,000 and $5,750 for the three and nine month periods ended March 31, 2017. Professional fees consisted of legal and audit fees. The increase in legal and professional fees during the three and nine months ended March 31, 2018 was due to an increase in legal fees related to preparation for the Company's annual and special meeting and its new focus and business operations in the cannabis industry.

Shareholder Information

Shareholder information costs during the three and nine month periods ended March 31, 2018 were $20,833 and $36,189, respectively, as compared to $4,876 and $14,196 for the three and nine month periods ended March 31, 2017. Shareholder information costs for the three and nine months ended March 31, 2018 and 2017 comprised of annual general meeting accruals and costs, transfer agent fees and related filing fees. The increase in fees is due to the Company's annual and special meeting and its increased business operations.

Office and General

Office and general costs during the three and nine month periods ended March 31, 2018 were $67,524 and $96,205, respectively, and as compared to $nil and $240 for the three and nine month periods ended March 31, 2017. Office and general costs for the three and nine months ended March 31, 2018 were comprised primarily of travel related expenses incurred by the Company's employees and consultants.

Financing Costs

During the three and nine month periods ended March 31, 2018, the Company accrued interest of $nil and $14,877, respectively, on loans due to related parties as compared to $14,086 and $41,069, respectively, for the three and nine month periods ended March 31, 2017. The decrease is due to the settlement of the related party loans during the nine months ended March 31, 2018.

Exclusivity Fee

On March 7, 2018, the Company entered into a memorandum of understanding (the "MOU") with a third party which granted the Company exclusivity on a transaction to acquire a majority stake in real estate and intellectual property assets owned by the third party. Under the terms of the MOU, the Company agreed to pay the third party up to USD $100,000 for such exclusivity. During the three and nine months ended March 31, 2018, the Company paid USD $21,400 to the third party and expensed $27,059 (2017 – $nil) as an exclusivity fee.

Reversal of Settlement of Debt

On October 19, 2017, the Shareholder Loan in the amount of $384,055 was settled with the issuance of 7,681,110 Common Shares of the Company at a price of $0.05 per share. The amount allocated to shareholders' equity, based on the fair value, amounted to $766,759 and the balance of $382,704 was recorded to shareholders' equity. For the three months ended March 31, 2018, the Company reversed the loss on settlement of $382,704 that was recorded during the three and six months ended December 31, 2017.

Foreign Exchange

Foreign exchange loss for the three and nine month periods ended March 31, 2018 amounted to $32,384 and $25,760, respectively, as compared to $nil for three and nine months ended March 31, 2017. The loss for the three and nine months ended March 31, 2018 is the result of an increase in transactions based in United States Dollars.

Net Loss and Comprehensive Loss

Net loss for the three and nine month periods ended March 31, 2018 were $1,888,082 and $2,724,374, respectively, as compared to $20,962 and $61,255 for the three and nine month periods ended March 31, 2017.

Comprehensive loss for the three and nine month periods ended March 31, 2018 were $1,888,017 and $2,724,309, respectively, as compared to $20,962 and $61,255 for the three and nine month periods ended March 31, 2017.

Liquidity and Capital Resources

Working Capital

At March 31, 2018, the Company had a working capital of $459,026 as compared to a working capital deficit of $626,476 at June 30, 2017. Cash at March 31, 2018 was $656,724 as compared to $nil at June 30, 2017; the increase is due to funds being received during the nine month period as a result of private

placements. Receivables at March 31, 2018 was $8,993 as compared to $nil at June 30, 2017. Prepaid expense at March 31, 2018 was $118,093 as compared to $6,756 at June 30, 2017. At March 31, 2018, the Company had equipment assets of $127,318 as compared to $nil at June 30, 2017.

At March 31, 2018, the Company had accounts payable and accrued liabilities of $105,714 (June 30, 2017 - $88,415), due to related parties of $219,070 (June 30, 2017 - $170,170) and related party notes payable of $nil (June 30, 2017 - $374,647). The decrease in current liabilities is the result of settlements and repayments with the related parties and shareholders.

With the continued funding from equity and debt issuances, the Company believes it will able to meet its cash requirements in the upcoming fiscal year.

Capital Stock

During the nine month period ended March 31, 2018, the Company had the following Common Share transactions:

- On October 19, 2017, the Shareholder Loan in the amount of $384,055 was settled with the issuance of 7,681,110 common shares of the Company at a price of $0.05 per share. The amount allocated to shareholders' equity, based on the fair value, amounted to $766,759 and the balance of $382,704 was recorded to shareholders' equity. For the three months ended March 31, 2018, the Company reversed the loss on settlement of $382,704 that was recorded during the three and six months ended December 31, 2017;

- On December 14, 2017, the Company issued 5,532,500 Common Shares valued at $0.10 per share as part of a private placement for total gross proceeds of $553,250; of which $533,250 was received in cash and $20,000 was issued pursuant to a consulting agreement; and

- On March 12, 2018, the Company issued 890,074 Common Shares valued at $1.08 per share as part of a private placement for total gross proceeds of $959,251, all of which was received in cash.

During the nine month period ended March 31, 2017, the Company had no Common Share transactions.

Warrants

On November 1, 2017 and in connection to a consulting agreement with a Director and Officer of the Company, the Company issued warrants for the purchase of 3,000,000 common shares of the Company exercisable until October 31, 2019 at an exercise price of $0.10 per share. On issuance, warrants for the purchase of 1,000,000 common shares vested immediately and the remaining 2,000,000 vested subsequent to March 31, 2018. The fair value of these issued warrants of $144,775 was determined using the Black Scholes option-pricing model. For the three month period ended March 31, 2018, the Company recorded a net gain of $20,346 on the warrants which has been recorded as stock based compensation (March 31, 2017 – $nil). The gain is the result of the expense amount for the period being offset by an adjustment to the fair value of the warrants as they were revalued using updated volatility assumptions. For the nine month period ended March 31, 2018, the Company expensed $79,625 of the fair value of the warrants as stock based compensation.

On November 1, 2017 and in connection to a consulting agreement, the Company issued warrants for the purchase of 750,000 common shares of the Company exercisable until April 30, 2019 at an exercise price of $0.15 per share. On issuance, warrants for the purchase of 250,000 common shares vested immediately, 250,000 vested during the three months ended December 31, 2017 and the remaining 250,000 vested subsequent to March 31, 2018. The fair value of these issued warrants of $23,162 was determined using the Black Scholes option-pricing model. For the three month period ended March 31, 2018, the Company recorded a net gain of $26,731 on the warrants which has been recorded as stock based compensation (March 31, 2017 – $nil). The gain is the result of the expense amount for the period being offset by an adjustment to the fair value of the warrants as they were revalued using updated volatility assumptions. For

the nine month period ended March 31, 2018, the Company expensed $23,162 of the fair value of the warrants as stock based compensation (March 31, 2017 – $nil).

On November 1, 2017 and in connection to a consulting agreement, the Company issued warrants for the purchase of 250,000 common shares of the Company exercisable until April 30, 2019 at an exercise price of $0.10 per share, such warrants vesting upon the consultant meeting certain deliverables as set forth in the consulting agreement. The fair value of these issued warrants of $10,593 was determined using the Black Scholes option-pricing model. For the three and nine month periods ended March 31, 2018, the Company expensed $nil and $2,648, respectively, of the fair value of the warrants which has been recorded as stock based compensation (March 31, 2017 – $nil).

On March 9, 2018 and in connection to a consulting agreement with a Director and Officer of the Company, the Company issued warrants for the purchase of 1,500,000 common shares of the Company exercisable until March 8, 2020 at an exercise price of $1.15 per share, such warrants vesting immediately upon issuance. The fair value of these issued warrants of $828,651 was determined using the Black Scholes option-pricing model. During the three and nine month periods ended March 31, 2018, the Company fully expensed $828,651 of the fair value of the warrants which has been recorded as stock based compensation (March 31, 2017 – $nil).

On March 9, 2018 and in connection to a consulting agreement, the Company issued warrants for the purchase of 750,000 common shares of the Company exercisable until March 8, 2020 at an exercise price of $1.15 per share, such warrants vesting upon the consultant meeting certain deliverables as set forth in the consulting agreement. The fair value of these issued warrants of $414,325 was determined using the Black Scholes option-pricing model. During the three and nine month periods ended March 31, 2018, the Company expensed $207,162 of the fair value of the warrants which has been recorded as stock based compensation (March 31, 2017 – $nil).

On March 15, 2018 and in connection to a consulting agreement, the Company issued warrants for the purchase of 400,000 common shares of the Company exercisable until September 14, 2019 at an exercise price of $1.45 per share, such warrants vesting upon the consultant meeting certain deliverables as set forth in the consulting agreement. The fair value of these issued warrants of $238,808 was determined using the Black Scholes option-pricing model. During the three and nine months ended March 31, 2018, the Company expensed $89,553 of the fair value of the warrants which has been recorded as stock based compensation (March 31, 2017 – $nil).

Options

On November 22, 2017, the Company's shareholders approved and the Company adopted a new rolling stock option plan (the "Option Plan"), under which the Board of Directors may from time to time, in its discretion, grant to directors, officers, employees and consultants of the Company. Pursuant to the Option Plan, the Company may issue options for such period and exercise price as may be determined by the Board of Directors, and in any case not exceeding ten (10) years from the date of grant with the total options issued under the Option Plan not exceeding ten percent (10%) of the common shares of the Company, outstanding at the time of the granting of such options. The minimum exercise price of an option granted under the Option plan must not be less than the market value of the common shares on the date such option is granted.

On January 16, 2018, the Company issued options for the purchase of 1,000,000 common shares of the Company exercisable until January 15, 2021 at an exercise price of $0.40 per share. The options fully vested on issuance and the fair value of $256,447 was determined using the Black Scholes option-pricing model.

On March 9, 2018, the Company issued options for the purchase of 750,000 common shares of the Company exercisable until March 8, 2021 at an exercise price of $1.15 per share. The options fully vested on issuance and the fair value of $553,325 was determined using the Black Scholes option-pricing model.

During the three and nine months ended March 31, 2018, the Company fully expensed $809,772 of the fair value of the options as a result of the issuances which have been recorded as stock based compensation (March 31, 2017 – $nil).

Restatement of Financial Statements

These restated unaudited condensed interim consolidated financial statements of the company as at March 31, 2018 and for the periods then ended have been restated to correct material errors in its prior filing. Details of the restatement are as follows:

a) Amounts owing to a director of the Company as at March 31, 2018 were reclassified from accounts payable and accrued liabilities to due to related parties. The amount of the reclassification was $52,141;

b) The difference between the fair value of the common shares issued for settlement of the Shareholder Loan and the carrying value of the Shareholder Loan was originally recorded as a loss on settlement of $382,704 in the unaudited condensed interim consolidated statements of operations and comprehensive loss rather than as an equity adjustment. As a result of the change, share capital has decreased by $382,704 and the loss on settlement of debt and net loss for the periods thereto have been decreased by $382,704; and

c) The warrants and options issued by the Company during the nine months ended March 31, 2018 were originally recorded using an estimated volatility that was not representative of future volatility of the Company. As a result of the recalculation of future volatility, stock based compensation and contributed surplus was reduced by $1,077,596.

Key Contractual Obligations

There are no key contractual obligations as at March 31, 2018.

Off Balance Sheet Arrangements

As at March 31, 2018, the Company did not have any off balance sheet arrangements, including any relationships with unconsolidated entities or financial partnerships to enhance perceived liquidity.

Transactions with Related Parties

Transactions with related parties are incurred in the normal course of business and are measured at the exchange amount which is the amount of consideration established by and agreed to by the related parties. Related party transactions for the three and nine month periods ended March 31, 2018 and 2017 and balances as at those dates, not disclosed elsewhere in these unaudited condensed interim consolidated financial statements are:

a) During the three and nine month periods ended March 31, 2018, the Company accrued interest of $nil and $14,877 (2017 - $14,086 and $41,069), respectively, on loans due to related parties (see note 8);

b) During the three and nine month periods ended March 31, 2018, the Company received $nil and $1,540 (2017 – $nil and $1,359), respectively, in advances from related parties, for working capital purposes;

c) During the three and nine month periods ended March 31, 2018, the Company repaid $nil and $166,835 (2017 – $nil), respectively, of related party advances;

d) During the three and nine month periods ended March 31, 2018, the Company purchased equipment valued at $nil and $37,457 (2017 – $nil), respectively, from a corporation related by virtue of a common officer and a director;

e) During the three and nine month periods ended March 31, 2018, the Company expensed $171,646 and $325,032 (2017 - $nil), respectively, in fees payable to Officers and Directors of the Company and in fees payable to a corporation related by virtue of a common officer and director. As at March 31, 2018, the Company has a prepaid expense amount paid to the related corporation in the amount of $108,960; and

f) During the three and nine month periods ended March 31, 2018, the Company expensed $19,666 and $28,162 (2017 - $nil), respectively, in travel and entertainment expenses incurred by Officers and Directors of the Company.

Financial and Derivative Instruments

The Company, through its financial assets and liabilities, is exposed to various risks. The Company has established policies and procedures to manage these risks, with the objective of minimizing any adverse effect that changes in these variables could have on the unaudited condensed interim consolidated financial statements. The following analysis provides a measurement of risks as at March 31, 2018:

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations. The Company is not exposed to any significant credit risk.

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due within one year. The Company's approach to managing liquidity risk is to ensure, as far as possible, that it will have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company's reputation. At March 31, 2018, there is substantial doubt about the Company's ability to continue as a going concern primarily due to its history of losses. Liquidity risk continues to be a key concern in the development of future operations.

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The interest rates on all of the Company's existing debt are fixed, and therefore it is not currently subject to any significant cash flow interest rate risk.

The functional currency of the Company is the Canadian Dollar. Currency risk arises because the amount of the local currency expenses, cash flows and payables for transactions denominated in foreign currencies may vary due to changes in exchange rates.

The most significant currency exposure arises from changes in the Canadian Dollar to United States Dollar exchange rate. The effect of a 10% change in the United States Dollar against the Canadian Dollar at the reporting date, had all other variables remained constant, would have resulted in a loss of $90,902 for the period. As at March 31, 2018, the Company did not hedge any currency exposures.

The Company's operations do not involve the direct input or output of any commodities and therefore it is not subject to any significant commodity price risk. In addition, the Company does not have any equity investment in other listed public companies, and therefore it is not subject to any significant stock market price risk.

Based on management's knowledge and experiences of the financial markets, the Company's management believes the following movements are "reasonably possible". The interest rates on all of the Company's existing interest bearing debt are fixed. Sensitivity to a plus or minus 25 basis points change in rates would not significantly affect the fair value of this debt.

The Company never entered into and did not have at the end of the period ended March 31, 2018, any foreign currency hedge contracts.

Critical Accounting Estimates

These unaudited condensed interim consolidated financial statements have been prepared using the same accounting policies, significant accounting judgments and estimates, and methods of computation as the annual consolidated financial statements of the Company as at and for the year ended June 30, 2017, as described in Note 3 of those financial statements.

Standards Adopted During the Period

Leases

The Company records income as a result of an operating leases. The Company presents its assets subject to the operating leases in its statement of financial position. The Company recognizes income from its operating leases on a straight-line basis over the lease terms, unless another systematic basis better represents the time pattern in which the economic benefits in the leased asset diminish.

Evaluation of Disclosure Control and Procedures

The term "disclosure controls and procedures" is defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, or the Exchange Act. This term refers to the controls and procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified by the Securities and Exchange Commission. Our management, including our Chief Executive Officer and Chief Financial Officer, together with the members of our Audit Committee have evaluated the effectiveness of our disclosure controls and procedures as of the end of the period covered by this report based on the 2013 framework in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures were effective as of the end of the period covered by this report.

There were no changes to our internal control over financial reporting since March 31, 2018 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Outlook

Current Outlook

Management is taking an active approach to examining business opportunities in the cannabis industry that could enhance shareholder returns.

Public Securities Filings

Additional information, including the Company's annual information form in the Form 20-F annual report is filed with the Canadian Securities Administrators at www.sedar.com and with the United States Securities and Exchange Commission and can be viewed at www.edgar.gov.

SCHEDULE "B"
ISSUER'S MD&A FOR THE YEAR ENDED JUNE 30, 2017

Please see attached.

LIVEREEL MEDIA CORPORATION

MANAGEMENT'S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED JUNE 30, 2017

Prepared as at October 30, 2017

Index

Management Discussion and Analysis

The following discussion and analysis by management of the financial results and condition of LiveReel Media Corporation for the year ended June 30, 2017 should be read in conjunction with the audited consolidated financial statements for the year ended June 30, 2017. The financial statements and the financial information herein have been prepared in accordance with International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board ("IASB").

The management discussion and analysis is prepared by management as at October30, 2017.

In this report, the words "us", "we" "our", the "Company" and "LiveReel" have the same meaning unless otherwise stated and refer to LiveReel Media Corporation and its subsidiaries.

Overview

Summary of Results

LiveReel Media Corporation (the "Company") is a Canadian-domiciled company focused on the identification and evaluation of other assets or businesses for purchase in the media, technology and consumer industries. The Company's registered office is 333 Bay Street, Suite 1700, Toronto, ON, M5H 2R2.

On September 17, 2012, the Company entered into an unsecured loan agreement with Billidan Family Trust, a related party to the Company's former largest shareholder, in the aggregate principal amount of $25,000. The loan had a term of 12 months ending September 17, 2013, accrued interest at 12% per annum until maturity, and could be prepaid at any time upon payment of a penalty of $2,000. This note and all accrued interest was repaid in connection with the change of control of the Company and additional debt financing of the Company on March 22, 2013.

On December 19, 2012, the Company entered into an unsecured loan agreement with Difference Capital Financial Inc. ("Difference"), at the time an arms' length party, in the aggregate principal amount of $50,000. The loan had a term of twelve months maturing December 19, 2013, accrued interest at 12% per annum until maturity, and could be prepaid at any time without notice or penalty. On May 28, 2014, the Company extended the term of its loan agreements with Difference to provide that such loans now mature on a demand basis. On March 10, 2015, the loans payable owing to Difference were fully settled in a transaction by entities related to the Company.

On March 22, 2013, Difference, at the time the Company's largest shareholder, entered into an unsecured loan agreement in the aggregate principal amount of $150,000. The loan had a term of twelve months maturing March 22, 2014, accrued interest at 12% per annum until maturity, and would be prepaid at any time without notice or penalty. On May 28, 2014, the Company extended the term of its loan agreements with Difference to provide that such loans now mature on a demand basis. On March 10, 2015, the loans payable owing to Difference were fully settled in a transaction by entities related to the Company.

Following the change of control of the Company, the Company announced the appointment of Michael Wekerle and Henry Kneis who joined the board of directors following the resignation of Janice Barone and Diana van Vliet and at later date, Jason Meretsky. Jason Meretsky, the Company's Chief Executive Officer resigned and was replaced by Michael Wekerle. Steve Wilson, the Company's Chief Financial Officer resigned and was replaced by Henry Kneis.

On March 22, 2013, Difference Capital entered into five separate stock purchase agreements with arms-length third parties whereby it acquired 20,648,150 common shares in the capital of the

Company, representing approximately 87.8% of the issued and outstanding voting securities of the Company on a fully-diluted basis.

On May 28, 2014, the Company extended the term of its loans with Difference Capital to provide that such loans now mature on a demand basis.

On March 10, 2015, the existing board consisting of Michael Wekerle, Henry Kneis and Thomas Astle resigned as members of the board of directors and were replaced with Graham Simmonds, Ashish Kapoor and Henry J. Kloepper. Michael Wekerle resigned as Chief Executive Officer and was replaced by Graham Simmonds. Henry Kneis, the Corporation's Chief Financial Officer resigned and was replaced by Ashish Kapoor who was also appointed Secretary.

On March 10, 2015, the loans payable of $200,000 and accrued interest of $49,825 and other related party advances in the amount of $124,822 owing to Difference, were fully settled with the issuance of $374,647 in related party notes payable (the "Notes Payable") to new entities related to the Company at the time of the transaction. The Notes Payable are unsecured, accrue interest at 12% per annum and are due on demand.

On September 22, 2017, Graham Simmonds resigned as Chief Executive Officer and was replaced by Thomas M. Turner, Jr.

The Board currently consists of three directors, Henry J. Kloepper, Graham Simmonds and Ashish Kapoor.

The following table summarizes financial information for the past three years:

For the Years Ending June 30,	**2017**	**2016**	**2015**
	$	$	$
Revenue	-	-	-
Net loss for year	(88,405)	(73,712)	(106,368)
Net loss per share	(0.004)	(0.003)	(0.005)
Working capital deficit	(626,476)	(538,071)	(464,359)
Total assets	6,756	7,775	963
Total liabilities	633,232	545,846	465,322
Capital stock	7,880,660	7,880,660	7,880,660
Contributed surplus	361,196	361,196	361,196
Equity component of debt			-
Accumulated deficit	(8,868,332)	(8,779,927)	(8,706,215)
Shareholders' deficiency	(626,476)	(538,071)	(464,359)

The following table summarizes financial information for the 4th quarter of fiscal 2017 and the preceding seven quarters:

Quarter Ended	June 30, 2017	Mar 31, 2017	Dec 31, 2016	Sept 30, 2016	June 30, 2016	Mar 31, 2016	Dec 31, 2015	Sept 30, 2015
	$	$	$	$	$	$	$	$
Revenue	-	-	-	-	-	-	-	-
Gain (Loss) from continuing operations	(27,150)	(20,962)	(19,391)	(20,902)	1,492[(1)]	(22,177)	(21,957)	(31,070)
Net loss per share – basic and diluted	0.001	0.001	0.001	0.001	0.000	0.001	0.001	0.001

(1) The gain recorded during the three months ended June 30, 2016 is the result of the reversal of an over accrual of expenses.

Refer to the Results of Operations section for further analysis of income and expenses during the year ended June 30, 2017.

Number of Common Shares

There were 23,521,744 common shares issued and outstanding as at June 30, 2017 and 31,202,854 common shares issued and outstanding as at October 30, 2017, being the date of this report. There were no options or warrants outstanding as of June 30, 2017 and October 30, 2017, the date of this report.

Approximately 26,448,310 of the common shares issued are subject to resale restrictions under U.S. securities laws.

Business Environment

Risk Factors

The following is a brief discussion of those distinctive or special characteristics of our operations and industry that may have a material impact on, or constitute risk factors in respect of, the Company's future financial performance.

THE COMPANY HAS AN UNSUCCESSFUL OPERATING HISTORY

Since March 1997, when it was incorporated in Ontario, Canada by amalgamating with two other Ontario entities, the Company has no significant revenues or earnings from operations since its incorporation. The Company has operated at a loss to date and in all likelihood will continue to sustain operating losses in the foreseeable future. There is no assurance that the Company will ever be profitable.

INVESTMENT STRATEGY

The controlling shareholders of the Company changed in March 2015 and a new Board of Directors was appointed. The Company has focused its efforts on the identification and evaluation of other

assets or businesses for purchase in the media, technology and consumer industries. The Company has not yet identified or selected any additional specific investment opportunity or business. Accordingly, there is no current basis for the reader to evaluate the possible merits or risks of the investment opportunity which we may ultimately decide to pursue.

THE COMPANY'S COMMON SHARES ARE CONSIDERED TO BE PENNY STOCK, WHICH MAY ADVERSELY AFFECT THE LIQUIDITY OF ITS COMMON SHARES

The capital stock of the Company would be classified as "penny stock" as defined in Reg. § 240.3a51-1 promulgated under the Securities Exchange Act of 1934 (the "1934 Act"). In response to perceived abuse in the penny stock market generally, the 1934 Act was amended in 1990 to add new requirements in connection with penny stocks. In connection with effecting any transaction in a penny stock, a broker or dealer must give the customer a written risk disclosure document that (a) describes the nature and level of risk in the market for penny stocks in both public offerings and secondary trading, (b) describes the broker's or dealer's duties to the customer and the rights and remedies available to such customer with respect to violations of such duties, (c) describes the dealer market, including "bid" and "ask" prices for penny stock and the significance of the spread between the bid and ask prices, (d) contains a toll-free telephone number for inquiries on disciplinary histories of brokers and dealers, and (e) define significant terms used in the disclosure document or the conduct of trading in penny stocks. In addition, the broker-dealer must provide to a penny stock customer a written monthly account statement that discloses the identity and number of shares of each penny stock held in the customer's account, and the estimated market value of such shares. The extensive disclosure and other broker-dealer compliance related to penny stocks may result in reducing the level of trading activity in the secondary market for such stocks, thus limiting the ability of the holder to sell such stock.

MARKET PRICE FOR THE COMPANY'S COMMON SHARES HAS BEEN VOLATILE IN THE PAST AND MAY DECLINE IN THE FUTURE

In recent years, the securities markets in Canada and the United States have experienced a high level of price and volume volatility, and the market prices of securities of many companies, particularly small-cap companies like ours, have experienced wide fluctuations which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. Our shares may continue to experience significant market price and volume fluctuations in the future in response to factors, which are beyond our control.

THE COMPANY MAY NOT BE ABLE TO RAISE ADDITIONAL FINANCING TO MEET CURRENT OPERATING NEEDS AND IMPLEMENT ITS NEW BUSINESS STRATEGY

The Company continues to review different investment opportunities in the media, technology and consumer industries. If the Company is unable to achieve revenue or obtain financing and cannot pay its debts as they become due, it may be forced to solicit a buyer or be forced into bankruptcy by its creditors.

DIVIDENDS

All of the Company's available funds will be invested to finance the growth of the Company's business and therefore investors cannot expect and should not anticipate receiving a dividend on the Company's common shares in the foreseeable future.

DILUTION

The Company may in the future grant to some or all of its own and its subsidiaries' directors, officers, insiders and key consultants options to purchase the Company's Common Shares as non-cash incentives to those people. Such options may be granted at exercise prices equal to market

prices at a time when the public market is depressed or at exercise prices which may be substantially lower than the market prices. To the extent that significant numbers of such options may be granted and exercised, the interests of the then existing shareholders of the Company may be subject to additional dilution.

The Company is currently without a source of revenue and therefore is not able to adequately cover its operating costs. The Company will most likely be required to issue additional securities to finance its operations and may also issue substantial additional securities to finance the development of any or all of its projects. These actions will cause further dilution of the interests of the existing shareholders.

SHARES ELIGIBLE FOR FUTURE SALE MAY DEPRESS OUR STOCK PRICE

At October 30, 2017, the Company had 31,202,854 shares of common stock outstanding of which approximately 26,448,310 are restricted securities under Rule 144 promulgated under the Securities Act.

Sales of shares of common stock pursuant to an effective registration statement or under Rule 144 or another exemption under the US Securities Act could have a material adverse effect on the price of our common stock and could impair our ability to raise additional capital through the sale of equity securities.

YOUR RIGHTS AND RESPONSIBILITIES AS A SHAREHOLDER WILL BE GOVERNED BY CANADIAN LAW AND DIFFER IN SOME RESPECTS FROM THE RIGHTS AND RESPONSIBILITIES UNDER U.S. LAW

The Company is incorporated under Canadian law. The rights and responsibilities of holders of our shares are governed by our Articles and By-Laws and by Canadian law. These rights and responsibilities may differ in some respects from the rights and responsibilities of shareholders in typical U.S. corporations.

CHANGING REGULATIONS OF CORPORATE GOVERNANCE AND PUBLIC DISCLOSURE CAN CAUSE ADDITIONAL EXPENSES AND FAILURE TO COMPLY MAY ADVERSELY AFFECT OUR REPUTATION AND THE VALUE OF OUR SECURITIES

Changing laws, regulations and standards relating to corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002, new SEC regulations and new and changing provisions of Canadian securities laws, are creating uncertainty because of the lack of specificity and varying interpretations of the rules. As a result, the application of the rules may evolve over time as new guidance is provided by regulatory and governing bodies, which could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. The Company is committed to maintaining high standards of corporate governance and public disclosure. As a result, our efforts to comply with evolving laws, regulations and standards have resulted in, and are likely to continue to result in, increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities. Any failure to comply with applicable laws may materially adversely affect its reputation and the value of its securities.

Forward Looking Statements

Certain statements contained in this report are forward-looking statements as defined in the U.S. federal securities laws. All statements, other than statements of historical facts, included herein or incorporated by reference herein, including without limitation, statements regarding our business strategy, plans and objectives of management for future operations and those statements preceded by, followed by or that otherwise include the words "believe", "expects", "anticipates", "intends", "estimates" or similar expressions or variations on such expressions are forward-looking statements. We can give no assurances that such forward-looking statements will prove to be correct.

Each forward-looking statement reflects our current view of future events and is subject to risks, uncertainties and other factors that could cause actual results to differ materially from any results expressed or implied by our forward-looking statements.

Risks and uncertainties include, but are not limited to:

- our lack of substantial operating history;
- the impact of competition; and
- the enforceability of legal rights.

Important factors that could cause the actual results to differ from materially from our expectations are disclosed in more detail set forth under the heading "Risk Factors" in the Management Discussion and Analysis for the fiscal 2017 year, a copy of which has been filed on EDGAR and SEDAR. Our forward-looking statements are expressly qualified in their entirety by this cautionary statement.

Business Plan and Strategy

The Company is a Canadian-domiciled company focused on the identification and evaluation of other assets or businesses for purchase in the media, technology and consumer industries. The Company's registered office is 333 Bay Street, Suite 1700, Toronto, ON, M5H 2R2.

On September 17, 2012, the Company entered into an unsecured loan agreement with Billidan Family Trust, a related party to the Company's former largest shareholder, in the aggregate principal amount of $25,000. The loan had a term of 12 months ending September 17, 2013, accrued interest at 12% per annum until maturity, and could be prepaid at any time upon payment of a penalty of $2,000. This note and all accrued interest was repaid in connection with the change of control of the Company and additional debt financing of the Company on March 22, 2013.

On December 19, 2012, the Company entered into an unsecured loan agreement with Difference Capital Financial Inc. ("Difference"), at the time an arms' length party, in the aggregate principal amount of $50,000. The loan had a term of twelve months maturing December 19, 2013, accrued interest at 12% per annum until maturity, and could be prepaid at any time without notice or penalty. On May 28, 2014, the Company extended the term of its loan agreements with Difference to provide that such loans now mature on a demand basis. On March 10, 2015, the loans payable owing to Difference were fully settled in a transaction by entities related to the Company.

On March 22, 2013, Difference, at the time the Company's largest shareholder, entered into an unsecured loan agreement in the aggregate principal amount of $150,000. The loan had a term of twelve months maturing March 22, 2014, accrued interest at 12% per annum until maturity, and would be prepaid at any time without notice or penalty. On May 28, 2014, the Company extended the term of its loan agreements with Difference to provide that such loans now mature on a demand basis. On March 10, 2015, the loans payable owing to Difference were fully settled in a transaction by entities related to the Company.

Following the change of control of the Company, the Company announced the appointment of Michael Wekerle and Henry Kneis who joined the board of directors following the resignation of Janice Barone and Diana van Vliet and at later date, Jason Meretsky. Jason Meretsky, the Company's Chief Executive Officer resigned and was replaced by Michael Wekerle. Steve Wilson, the Company's Chief Financial Officer resigned and was replaced by Henry Kneis.

On March 22, 2013, Difference Capital entered into five separate stock purchase agreements with arms-length third parties whereby it acquired 20,648,150 common shares in the capital of the Company, representing approximately 87.8% of the issued and outstanding voting securities of the Company on a fully-diluted basis.

On May 28, 2014, the Company extended the term of its loans with Difference Capital to provide that such loans now mature on a demand basis.

On March 10, 2015, the existing board consisting of Michael Wekerle, Henry Kneis and Thomas Astle resigned as members of the board of directors and were replaced with Graham Simmonds, Ashish Kapoor and Henry J. Kloepper. Michael Wekerle resigned as Chief Executive Officer and was replaced by Graham Simmonds. Henry Kneis, the Corporation's Chief Financial Officer resigned and was replaced by Ashish Kapoor who was also appointed Secretary.

On March 10, 2015, the loans payable of $200,000 and accrued interest of $49,825 and other related party advances in the amount of $124,822 owing to Difference, were fully settled with the issuance of $374,647 in related party notes payable (the "Notes Payable") to new entities related to the Company at the time of the transaction. The Notes Payable are unsecured, accrue interest at 12% per annum and are due on demand.

On September 22, 2017, Graham Simmonds resigned as Chief Executive Officer and was replaced by Thomas M. Turner, Jr.

The Board currently consists of three directors, Henry J. Kloepper, Graham Simmonds and Ashish Kapoor.

Currently, the Company is focused on preserving its cash by minimizing operating expenses while management evaluates investment opportunities in the media, technology and consumer industries.

Results of Operations

For the Years Ending June 30,	2017	2016	2015
	$	$	$
Revenue	-	-	-
Expenses	(88,405)	(73,712)	(106,368)
Net loss for year	(88,405)	(73,712)	(106,368)
Net loss per share	(0.004)	(0.003)	(0.005)

Overview

The following were the key events during the year ended June 30, 2017:

The Company is focused on preserving its cash by minimizing operating expenses while management evaluates investment opportunities in the media, technology and consumer industries. Operating expenses incurred during the year ended June 30, 2017 were primarily from professional fees, shareholder information costs in connection with the Company's public filings and financing costs related to the Notes Payable.

During the year ended June 30, 2017, the Company accrued interest of $55,580 (2016 - $49,322; 2015 - $30,424) on loans due to related parties.

During the year ended June 30, 2017, the Company expensed $nil (2016 - $5,500; 2015 - $11,500) in fees payable to a related entity for accounting and consulting services.

During the year ended June 30, 2017, the Company received $2,420 (2016 - $20,302; 2015 - $15,000) in advances from related parties, for working capital purposes.

The following were the key events during the year ended June 30, 2016 and 2015:

The Company was focused on preserving its cash by minimizing operating expenses while management evaluated investment opportunities in the media, technology and consumer industries. Operating expenses incurred during the year ended June 30, 2016 and 2015 were primarily from professional fees, shareholder information costs in connection with the Company's public filings and financing costs related to the Notes Payable.

Revenue

The Company had no revenue during the years ended June 30, 2017, 2016 and 2015.

Expenses

The overall analysis of the expenses is as follows:

For the Years Ending June 30,	2017	2016	2015
	$	$	$
Legal and professional fees	8,250	2,500	89,191
Shareholders information service	19,107	16,011	44,734
Write down of HST receivable	5,239	-	-
Office and general	229	5,879	12,764
Financing costs	55,580	49,322	30,424
(Gain) on settlement of related party advances	-	-	(70,745)
	88,405	73,712	106,368

Legal and Professional Fees

Legal and professional fees during the year ended June 30, 2017 was $8,250 compared to $2,500 and $89,191 for the years ended June 30, 2016 and 2015, respectively. Professional fees consisted primarily of legal and audit fees and accruals for assistance in the review of the Company's public filings, annual general meeting preparation and other corporate matters. The decrease in fees is due to an over accrual of professional fees in 2015.

Shareholder Information

Shareholder information costs during the year ended June 30, 2017 was $19,107 compared to $16,011 for the year ended June 30, 2016 and $44,734 for the year ended June 30, 2015. Shareholder information costs for the years ended June 30, 2017, 2016 and 2015 comprised of annual general meeting fees, transfer agent fees and related filing fees. The decrease in fees is due to the Company no longer outsourcing its filings for the years ended June 30, 2017 and 2016.

Write Down

During the year ended June 30, 2017, the Company wrote down $5,239 in HST receivables due to a provision resulting from the uncertainty of collectability of the HST credits.

Office and General

Office and general costs during the year ended June 30, 2017 was $229 compared to $5,879 and $12,764 for the years ended June 30, 2016 and 2015, respectively. In 2016, office and general costs were the result of outsourced accounting and administrative services being performed by a related party, as well as foreign exchange losses. In 2015 these costs include consulting fees, bank charges, insurance and other various small office expenses not categorized elsewhere in the financial statements.

Financing Costs

During the year ended June 30, 2017, the Company accrued interest of $55,580 on loans due to related parties as compared to $49,322 and $30,424 for the years ended June 30, 2016 and 2015, respectively.

Settlement of Related Party Advances

During the year ended June 30, 2015, Difference forgave $70,745 of related party advances received by the Company. The remainder of the related party payable due to Difference was settled with the issuance of the Notes Payable.

Liquidity and Capital Resources

Working Capital

At June 30, 2017, the Company had a net working capital deficit of $626,476 as compared to a working capital deficit of $538,071 at June 30, 2016. HST receivable at June 30, 2017 was $nil compared to $3,639 at June 30, 2016. Prepaid expense at June 30, 2017 was $6,756 compared to $4,136 at June 30, 2016.

At June 30, 2017, the Company had accounts payable and accrued liabilities of $88,415 (2016 - $59,029), due to related parties of $170,170 (2016 - $112,170) and related party notes payable of $374,647 (2016 - $374,647).

With the continued financial support from the Company's related parties, the Company believes it will able to meet its cash requirements in the upcoming fiscal year.

Key Contractual Obligations

Other than the Notes Payable, there are no key contractual obligations as at June 30, 2017.

Off Balance Sheet Arrangements

As at June 30, 2017, the Company did not have any off balance sheet arrangements, including any relationships with unconsolidated entities or financial partnerships to enhance perceived liquidity.

Transactions with Related Parties

Transactions with related parties are incurred in the normal course of business and are measured at the exchange amount which is the amount of consideration established by and agreed to by the related parties. Related party transactions for the years ended June 30, 2017, 2016 and 2015 and balances as at those dates, not disclosed elsewhere in these consolidated financial statements are:

a) During the year ended June 30, 2015, the Company received $106,409 in advances from Difference, its former shareholder, for working capital purposes (2016 - $nil; 2017 - $nil);

b) During the year ended June 30, 2015, Difference forgave $70,745 of the above advances and the remaining $124,822 due to Difference from advances was settled with Notes Payable (2016 - $nil; 2017 - $nil);

c) During the year ended June 30, 2015, the Company issued Notes Payable of $374,647, which settled the Short-Term Loans Payable and other related party advances (2016 - $nil; 2017 - $nil);

d) During the year ended June 30, 2017, the Company accrued interest of $55,580 (2016 - $49,322; 2015 - $30,424) on loans due to related parties;

e) During the year ended June 30, 2017, the Company expensed $nil (2016 - $5,500; 2015 - $11,500) in fees payable to a related entity for accounting and consulting services; and

f) During the year ended June 30, 2017, the Company received $2,420 (2016 - $20,302; 2015 - $15,000) in advances from related parties, for working capital purposes.

Financial and Derivative Instruments

The Company's excess cash, if any, is held at a Canadian chartered bank and bears interest at various rates on monthly balances.

Credit risk is minimized as all cash amounts are held with a large bank, which have acceptable credit ratings determined by a recognized rating agency.

The carrying value of cash, accounts payable and accrued liabilities, and amounts due to related parties approximate their fair values due to the short-term maturities of these instruments.

The Company never entered into and did not have at the end of the years ended June 30, 2017, 2016 and 2015, any foreign currency hedge contracts.

Critical Accounting Estimates

The Company's audited consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") issued by the International Accounting Standards Board ("IASB"). The significant accounting policies used by the Company are the same as those disclosed in note 2 to the consolidated financial statements for the year ended June 30, 2017. Certain accounting policies require that management make appropriate decisions with respect to estimates and assumptions that affect the assets, liabilities, revenue and expenses

reported by the Company. The Company's management continually reviews its estimates based on new information, which may result in changes to current estimated amounts.

Evaluation of Disclosure Control and Procedures

The term "disclosure controls and procedures" is defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, or the Exchange Act. This term refers to the controls and procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified by the Securities and Exchange Commission. Our management, including our Chief Executive Officer and Chief Financial Officer, together with the members of our Audit Committee have evaluated the effectiveness of our disclosure controls and procedures as of the end of the period covered by this report. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures were effective as of the end of the period covered by this report.

There were no changes to our internal control over financial reporting since June 30, 2017 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Outlook

Current Outlook

The Company currently has no cash. Its significant debts are with related parties. The Company is relying on its related parties for continued financial support if necessary. Management is taking an active approach to examining business opportunities in the media, technology and consumer industries that could enhance shareholder returns.

Public Securities Filings

Additional information, including the Company's annual information form in the Form 20-F annual report is filed with the Canadian Securities Administrators at www.sedar.com and with the United States Securities and Exchange Commission and can be viewed at www.edgar.gov.

SCHEDULE "C"
ISSUER'S UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE AND NINE MONTHS ENDED MARCH 31, 2018 AND 2017

Please see attached.

CordovaCann Corp.

(Formerly LiveReel Media Corporation)

Unaudited Condensed Interim Consolidated Financial Statements

For the Three and Nine Months Ended March 31, 2018 and 2017

(Restated)

(Expressed in Canadian Dollars)

INDEX

CordovaCann Corp.

(formerly LiveReel Media Corporation)
Condensed Interim Consolidated Statements of Financial Position
(Expressed in Canadian Dollars)

		March 31, 2018 (Restated – note 16)		June 30, 2017 (Audited)
ASSETS				
Current assets				
Cash	$	**656,724**	$	-
Receivables		**8,993**		-
Prepaid expense		**118,093**		6,756
Total current assets		**783,810**		6,756
Long term assets				
Equipment (note 6)		**127,318**		-
Total assets	$	**911,128**	$	6,756
LIABILITIES				
Current liabilities				
Accounts payable and accrued liabilities	$	**105,714**	$	88,415
Due to related parties (note 7)		**219,070**		170,170
Related party notes payable (note 8)		-		374,647
Total liabilities		**324,784**		633,232
SHAREHOLDERS' EQUITY				
Share capital (note 10)		**9,777,216**		7,880,660
Contributed surplus		**2,401,769**		361,196
Accumulated deficit		**(11,592,706)**		(8,868,332)
Accumulated other comprehensive income		**65**		-
Total shareholders' equity (deficiency)		**586,344**		(626,476)
Total liabilities and shareholders' equity	$	**911,128**	$	6,756

Going concern (note 1)
Related party transactions (note 11)
Subsequent events (note 17)

Approved on behalf of the Board:

"Henry J. Kloepper", Director	*"Thomas M. Turner, Jr."*, Director
(signed)	(signed)

The accompanying notes are an integral part of these unaudited interim consolidated financial statements

CordovaCann Corp.

(formerly LiveReel Media Corporation)
Unaudited Condensed Interim Consolidated Statements of Operations and Comprehensive Loss
(Expressed in Canadian Dollars)

	Three Months Ended March 31, 2018 (Restated – note 16)	Three Months Ended March 31, 2017	**Nine Months Ended March 31, 2018** (Restated – note 16)	Nine Months Ended March 31, 2017
Revenue	$ **8,819**	$ -	$ **8,819**	$ -
Cost of sales	**3,560**	-	**5,433**	-
	5,259	-	**3,386**	-
Expenses				
Consulting fees	**203,423**	-	**433,574**	-
Share based compensation	**1,890,709**	-	**2,040,573**	-
Legal and professional fees	**34,113**	2,000	**53,523**	5,750
Shareholders information	**20,833**	4,876	**36,189**	14,196
Office and general	**67,524**	-	**96,205**	240
Financing costs	-	14,086	**14,877**	41,069
Exclusivity fee	**27,059**	-	**27,059**	-
Reversal of settlement of debt	**(382,704)**	-	-	-
Foreign exchange	**32,384**	-	**25,760**	-
Total expenses	**1,893,341**	20,962	**2,727,760**	61,255
Net (loss) before income taxes	**(1,888,082)**	(20,962)	**(2,724,374)**	(61,255)
Income taxes	-	-	-	-
Net loss for the period	$ **(1,888,082)**	$ (20,962)	$ **(2,724,374)**	$ (61,255)
Net loss per share – basic and diluted	$ **(0.051)**	$ (0.001)	$ **(0.090)**	$ (0.003)
Weighted average number of shares outstanding	**36,923,258**	23,521,744	**30,313,386**	23,521,744
Comprehensive loss:				
Net loss	$ **(1,888,082)**	$ (20,962)	$ **(2,724,374)**	$ (61,255)
Foreign exchange translation adjustment	**65**	-	**65**	-
Comprehensive loss	$ **(1,888,017)**	$ (20,962)	$ **(2,724,309)**	$ (61,255)

The accompanying notes are an integral part of these unaudited interim consolidated financial statements

CordovaCann Corp.

(formerly LiveReel Media Corporation)
Unaudited Condensed Interim Consolidated Statements of Changes in Equity
(Expressed in Canadian Dollars)

	Number of Shares	Share Capital (Restated – note 16)	Contributed Surplus (Restated – note 16)	Accumulated Deficit (Restated – note 16)	Accumulated Other Comprehensive Income	Shareholders' Equity
Balance, June 30, 2016	**23,521,744**	**$ 7,880,660**	**$ 361,196**	**$ (8,779,927)**	**$ -**	**$ (538,071)**
Net loss for the period	-	-	-	(61,255)	-	(61,255)
Balance, March 31, 2017	**23,521,744**	**$ 7,880,660**	**$ 361,196**	**$ (8,841,182)**	**$ -**	**$ (599,326)**
Balance, June 30, 2017	**23,521,744**	**$ 7,880,660**	**$ 361,196**	**$ (8,868,332)**	**$ -**	**$ (626,476)**
Settlement of issued shareholder loan	7,681,110	384,055	-	-	-	384,055
Common shares issued for private placement	6,422,574	1,512,501	-	-	-	1,512,501
Issuance of options	-	-	809,772	-	-	809,722
Issuance of warrants	-	-	1,230,801	-	-	1,230,801
Foreign currency translation gain	-	-	-	-	65	65
Net loss for the period	-	-	-	(2,724,374)	-	(2,724,374)
Balance, March 31, 2018	**37,625,428**	**$ 9,777,216**	**$ 2,401,769**	**$ (11,592,706)**	**$ 65**	**$ 586,344**

The accompanying notes are an integral part of these unaudited interim consolidated financial statements

CordovaCann Corp.

(formerly LiveReel Media Corporation)
Unaudited Condensed Interim Consolidated Statements of Cash Flows
(Expressed in Canadian Dollars)

	Three Months Ended March 31, 2018 (Restated – note 16)	Three Months Ended March 31, 2017	Nine Months Ended March 31, 2018 (Restated – note 16)	Nine Months Ended March 31, 2017
OPERATING ACTIVITIES				
Net loss for the period	$ (1,888,082)	$ (20,962)	$ (2,724,374)	$ (61,255)
Adjustment for non-cash items:				
Accrued related party interest	-	14,086	14,877	41,069
Shares issued on consulting agreement	-	-	20,000	-
Reversal of settlement of debt	(382,704)	-	-	-
Share based compensation	1,890,709	-	2,040,573	-
Depreciation	3,560	-	5,433	-
Changes in working capital items:				
Receivables	(8,993)	-	(8,993)	-
HST receivable	-	(122)	-	(1,478)
Prepaid expense	(82,871)	3,938	(111,337)	1,510
Accounts payable and accrued liabilities	61,526	3,060	69,440	18,795
Due to related parties	61,793	-	200,265	-
Cash used in operating activities	(345,062)	-	(494,116)	(1,359)
INVESTING ACTIVITIES				
Purchase of equipment	(95,292)	-	(132,749)	-
Cash used in investing activities	(95,292)	-	(132,749)	-
FINANCING ACTIVITIES				
Advances from related parties	-	-	1,540	1,359
Repayments to related parties	-	-	(166,835)	-
Repayments of related party notes payable	-	-	(43,681)	-
Proceeds from issuance of common shares	959,250	-	1,492,500	-
Proceeds from financing activities	959,250	-	1,283,524	1,359
Effect of exchange rate changes on cash	65	-	65	-
Increase (decrease) in cash during the period	518,961	-	656,724	-
Cash, beginning of period	137,763	-	-	-
Cash, end of period	$ 656,724	$ -	$ 656,724	$ -
Supplemental Information:				
Cash paid for income taxes	$ -	$ -	$ -	$ -
Cash paid for interest	$ -	$ -	$ 107,146	$ -

The accompanying notes are an integral part of these unaudited interim consolidated financial statements

(Expressed in Canadian Dollars)

1. NATURE OF OPERATIONS AND GOING CONCERN

CordovaCann Corp. (formerly LiveReel Media Corporation) (the "Company" or "CordovaCann") is a Canadian-domiciled company focused on building a leading, diversified cannabis products business across multiple U.S. jurisdictions. CordovaCann primarily provides services and investment capital to the processing and production vertical markets of the cannabis industry. On January 3, 2018, the Company changed its name from LiveReel Media Corporation to CordovaCann Corp. The Company's registered office is 333 Bay Street, Suite 1700, Toronto, ON, M5H 2R2.

These restated unaudited condensed interim consolidated financial statements of the Company have been prepared in accordance with International Financial Reporting Standards ("IFRS") on a going concern basis which presumes the realization of assets and discharge of liabilities in the normal course of business for the foreseeable future. There is significant doubt about the Company's ability to continue as a going concern as the Company incurred a loss of $2,724,374 (March 31, 2017 – $61,255) during the nine month period ended March 31, 2018 and has working capital of $459,026 (June 30, 2017 – a working capital deficit of $626,476) and a total accumulated deficit of $11,592,706 (June 30, 2017 – $8,868,332) as at March 31, 2018. The Company's ability to continue as a going concern is dependent upon its ability to access sufficient capital until it has profitable operations and raises a material concern. To this point, all operational activities and overhead costs have been funded through related party advances, equity and debt issuances.

The Company believes that continued funding from equity and debt issuances will provide sufficient cash flow for it to continue as a going concern in its present form, however, there can be no assurances that the Company will achieve this. Accordingly, these restated unaudited condensed interim consolidated financial statements do not include any adjustments related to the recoverability and classification of recorded asset amounts or the amount and classification of liabilities or any other adjustments that might be necessary should the Company be unable to continue as a going concern.

Currently, the Company is focused on preserving its cash by minimizing operating expenses while management evaluates investment opportunities in the cannabis industry.

2. BASIS OF PREPARATION

(a) Statement of Compliance

These restated unaudited condensed interim consolidated financial statements are prepared in accordance with International Financial Reporting Standards ("IFRS") and their interpretations as issued by the International Accounting Standards Board ("IASB"). These restated unaudited condensed interim consolidated financial statements have been prepared in conformity with IAS 34 *Interim Financial Reporting* and do not include all the information required for full annual consolidated financial statements in accordance with IFRS and should be read in conjunction with the audited consolidated financials for the year ended June 30, 2017.

The restated unaudited condensed interim consolidated financial statements for the period ended March 31, 2018 were approved by the Board of Directors of the Company on July 26, 2018.

(b) Basis of Presentation

These restated unaudited condensed interim consolidated financial statements have been prepared on a historical cost basis. Historical cost is based on the fair value of the consideration given in exchange for assets. In addition, these restated unaudited condensed interim consolidated financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

Certain amounts in the comparative periods have been reclassified for presentations purposes. These reclassifications have no effect on the Company's previously reported results of operations and financial position.

(c) Functional and Presentation Currency

These restated unaudited condensed interim consolidated financial statements have been presented in Canadian Dollars, which is the Company's functional and presentation currency of the Company and its Canadian subsidiary. The Company's U.S. subsidiaries maintain their books and records in United States Dollars which is also its functional currency. In translating the financial statements of the Company's foreign subsidiaries from their functional currencies into the Company's reporting currency of Canadian Dollars, balance sheet accounts are translated using the closing exchange rate in effect at the balance sheet date and income and expense accounts are translated using an average exchange rate prevailing during the reporting period. Adjustments resulting from the translation, if any, are included in accumulated other comprehensive income (loss) in stockholders' equity.

(d) Use of Estimates and Judgements

The preparation of these restated unaudited condensed interim consolidated financial statements in accordance with IFRS requires management to make judgements, estimates and assumptions that affect the application of accounting policies and reported amounts of assets and liabilities at the date of the consolidated financial statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these estimates. These restated unaudited condensed interim consolidated financial statements include estimates, which, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the financial statements, and may require accounting adjustments based on future occurrences.

The estimates and underlying assumptions are reviewed on a regular basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised and in any future periods affected.

The key assumptions concerning the future, and other key sources of estimation uncertainty as of the date of the statement of financial position that have a significant risk of causing material adjustment to the carrying amounts of assets and liabilities within the next fiscal year arise in connection with the valuation of financial instruments and income tax assets.

(Expressed in Canadian Dollars)

(e) Basis of Consolidation

These restated unaudited condensed interim consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries: CordovaCann Holdings Canada Inc., CordovaCann Holdings, Inc. and its wholly-owned subsidiaries Cordova CO Holdings, LLC and Cordova OR Holdings, LLC. All intercompany balances and transactions have been eliminated on consolidation.

3. SIGNIFICANT ACCOUNTING POLICIES

These restated unaudited condensed interim consolidated financial statements have been prepared using the same accounting policies, significant accounting judgments and estimates, and methods of computation as the annual consolidated financial statements of the Company as at and for the year ended June 30, 2017, as described in Note 3 of those financial statements.

Standards Adopted During the Period

Leases

The Company records income as a result of an operating leases. The Company presents its assets subject to the operating leases in its statement of financial position. The Company recognizes income from its operating leases on a straight-line basis over the lease terms, unless another systematic basis better represents the time pattern in which the economic benefits in the leased asset diminish.

New Standards Not Yet Adopted

In July 2014, the IASB issued the complete IFRS 9 (IFRS 9 (2014)). In November 2009, the IASB issued the first version of IFRS 9 - Financial Instruments (IFRS 9 (2009)) and subsequently issued various amendments in October 2010, (IFRS 9 Financial Instruments (2010)) and November 2013 (IFRS 9 Financial Instruments (2013)). The mandatory effective date of IFRS 9 is for annual periods beginning on or after January 1, 2018 and must be applied retrospectively with some exemptions. Early adoption is permitted. The restatement of prior periods is not required and is only permitted if information is available without the use of hindsight. The Company does not intend to adopt the new standard prior to its effective date and does not expect the new standard to have a significant impact on the consolidated financial statements.

In May 2014, the IASB issued a new standard, IFRS 15 - Revenue from Contracts with Customers, which replaces the current revenue recognition standards and interpretations. IFRS 15 provides a single comprehensive model to use when accounting for revenue arising from contracts with customers. The new model applies to all contracts with customers except those that are within the scope of other IFRS standards such as leases, insurance contracts and financial instruments. IFRS 15 is to be applied retrospectively. At its meeting on July 22, 2015, the IASB confirmed its proposal to defer the effective date of IFRS 15 to fiscal years beginning on or after January 1, 2018. Early application is still permitted. The Company does not intend to adopt the new standard prior to its effective date and does not expect the new standard to have a significant impact on the consolidated financial statements.

(Expressed in Canadian Dollars)

In January 2016, the IASB issued a new standard, IFRS 16 – Leases. The new standard requires lessees to recognize most leases on the balance sheet using a single model, thereby eliminating the distinction between operating and finance leases. Lessor accounting, however, remains similar to current accounting practice, and the distinction between operating and finance leases is retained. The standard is effective for annual periods beginning on or after January 1, 2019 and will supersede IAS 17 Leases. Early application is permitted if IFRS 15 – Revenue from Contracts with Customers has also been applied. The Company does not intend to adopt the new standard prior to its effective date and does not expect the new standard to have a significant impact on the consolidated financial statements.

4. CAPITAL MANAGEMENT

The Company includes equity comprised of issued share capital, contributed surplus, deficit in the definition of capital and accumulated other comprehensive income. As at March 31, 2018, the Company's shareholder's equity was $586,344 (June 30, 2017 – shareholder's deficiency of $626,476). The Company's objectives when managing capital are as follows:

(i) to safeguard the Company's ability to continue as a going concern; and

(ii) to raise sufficient capital to meet its business objectives.

The Company manages its capital structure and makes adjustments to it, based on the general economic conditions, the Company's long-term and short-term capital requirements. To secure the additional capital necessary to pursue these plans, the Company may attempt to raise additional funds through the issuance of equity or debt.

5. FINANCIAL INSTRUMENTS AND RISK FACTORS

The fair value hierarchy that reflects the significance of inputs used in making fair value measurements is as follows:

Level 1: quoted prices in active markets for identical assets or liabilities;

Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. from derived prices); and

Level 3: inputs for the asset or liability that are not based upon observable market data.

Assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

The fair values of the Company's financial instruments consisting of cash, receivables, accounts payable and other accrued liabilities, due to related parties and related party notes payable, approximate their carrying value due to the relatively short term maturities of these instruments.

Risk Management Policies

The Company, through its financial assets and liabilities, is exposed to various risks. The Company has established policies and procedures to manage these risks, with the objective of minimizing any adverse effect that changes in these variables could have on the restated unaudited condensed interim consolidated financial statements. The following analysis provides a measurement of risks as at March 31, 2018:

Credit Risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations. The Company is not exposed to any significant credit risk.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due within one year. The Company's approach to managing liquidity risk is to ensure, as far as possible, that it will have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company's reputation. At March 31, 2018, there is substantial doubt about the Company's ability to continue as a going concern primarily due to its history of losses. Liquidity risk continues to be a key concern in the development of future operations.

Market Risk

(i) Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The interest rates on all of the Company's existing debt are fixed, and therefore it is not currently subject to any significant cash flow interest rate risk.

(ii) Foreign Currency Risk

The functional currency of the Company is the Canadian Dollar. Currency risk arises because the amount of the local currency expenses, cash flows and payables for transactions denominated in foreign currencies may vary due to changes in exchange rates.

The most significant currency exposure arises from changes in the Canadian Dollar to United States Dollar exchange rate. The effect of a 10% change in the United States Dollar against the Canadian Dollar at the reporting date, had all other variables remained constant, would have resulted in a loss of $90,902 for the period. As at March 31, 2018, the Company did not hedge any currency exposures.

(iii) Price Risk

The Company's operations do not involve the direct input or output of any commodities and therefore it is not subject to any significant commodity price risk. In addition, the Company does not have any equity investment in other listed public companies, and therefore it is not subject to any significant stock market price risk.

(Expressed in Canadian Dollars)

Sensitivity Analysis

Based on management's knowledge and experiences of the financial markets, the Company's management believes the following movements are "reasonably possible". The interest rates on all of the Company's existing interest bearing debt are fixed. Sensitivity to a plus or minus 25 basis points change in rates would not significantly affect the fair value of this debt.

6. EQUIPMENT

Equipment consists of the following:

	March 31, 2018			June 30, 2017
	Cost	**Accumulated Depreciation**	**Net**	Net
Equipment	**$ 132,858**	**$ 5,540**	**$ 127,318**	$ -

During the three and nine months ended March 31, 2018, the Company expensed $3,560 and $5,433 in depreciation (March 31, 2017 - $nil) which has been recorded as cost of sales in relation to the below lease agreement.

The Company entered into an operating lease with an unrelated party (the "Lessee") under which the Lessee agreed to lease the above equipment for an initial period of twelve months. Lessee shall make monthly payments of USD $3,488, due on or before the first day of each respective month. During the three and nine month periods ended March 31, 2018, the Company recorded rental income in the amount of $8,819 as a result of this lease. The full amount was receivable at March 31, 2018. The lease will automatically extend for additional twelve month periods unless either party provides notice to the other party of its intent to terminate the lease. At March 31, 2018, it is estimated that future minimum lease payments of USD $34,880 are receivable within the next year.

7. DUE TO RELATED PARTIES

Amounts due to related parties consist of the following:

	March 31, 2018 (restated – note 16)	June 30, 2017
Amounts owing to officers and a director of the Company	**$ 166,929**	$ 12,796
Amounts owing to a director of the Company	**52,141**	-
Amounts owing to entities related by virtue of common officers of the Company	-	38,486
Interest accrued on related party notes payable	-	118,888
	$ 219,070	$ 170,170

(Expressed in Canadian Dollars)

On September 22, 2017, amounts due to related parties in in the amount of $53,089, including $26,471 of amounts owing to related entities and interest accrued on related party notes payable of $26,618 were settled in a transaction with a shareholder (see note 8).

Amounts due to related parties are unsecured, non-interest bearing with no specific terms of repayment.

8. RELATED PARTY NOTES PAYABLE

On March 10, 2015, short-term loans payable in the amount of $249,825 and other related party advances in the amount of $124,822, were fully settled with the issuance of $374,647 in related party notes payable (the "Notes Payable") to new entities related to the Company at the time of the transaction. The Notes Payable are unsecured, accrue interest at 12% per annum and are due on demand.

During the three and nine month periods ended March 31, 2018, the Company accrued interest of $nil and $14,877 (2017 - $14,086 and $41,069), respectively, on the Notes Payable. The interest payable has been included in amounts due to related parties (see note 7).

On September 22, 2017, Notes Payable in the amount of $330,966 and accrued interest of $26,618 owing to the Company were settled in a transaction with a shareholder (see note 9).

During the nine month period ended March 31, 2018, the Company fully repaid the balance owing on the Notes Payable with cash.

		March 31, 2018		June 30, 2017
Balance, beginning of period	$	**374,647**	$	374,647
Settlement with shareholder		**(330,966)**		-
Repayment with cash		**(43,681)**		-
Balance, end of period	$	-	$	374,647

9. SHAREHOLDER LOAN

On September 22, 2017, $330,966 of the Notes Payable (see note 8) and $53,089 of amounts due to related parties (see note 7) were settled by a shareholder of the Company resulting in a loan due to the shareholder in the total amount of $384,055 (the "Shareholder Loan"). The Shareholder Loan is unsecured, interest free and due on demand.

On October 19, 2017, the $384,055 owing on the Shareholder Loan was fully settled with the issuance of 7,681,110 common shares of the Company (see note 10).

(Expressed in Canadian Dollars)

10. CAPITAL STOCK

a) Authorized: Unlimited number of common shares

b) Issued:

	March 31, 2018			June 30, 2017		
	Common Shares		Amount	Common Shares		Amount
Beginning of period	**23,521,744**	**$**	**7,880,660**	23,521,744	$	7,880,660
Issued (restated – note 16)	14,103,684		1,896,556	-		-
End of period	**37,625,428**	**$**	**9,777,216**	23,521,744	$	7,880,660

During the nine month period ended March 31, 2018, the Company had the following common share transactions:

- On October 19, 2017, the Shareholder Loan in the amount of $384,055 was settled with the issuance of 7,681,110 common shares of the Company at a price of $0.05 per share. The amount allocated to shareholders' equity, based on the fair value, amounted to $766,759 and the balance of $382,704 was recorded to shareholders' equity. For the three months ended March 31, 2018, the Company reversed the loss on settlement of $382,704 that was recorded during the three and six months ended December 31, 2017;

- On December 14, 2017, the Company issued 5,532,500 common shares valued at $0.10 per share as part of a private placement for total gross proceeds of $553,250; of which $533,250 was received in cash and $20,000 was issued pursuant to a consulting agreement; and

- On March 12, 2018, the Company issued 890,074 common shares valued at $1.08 per share as part of a private placement for total gross proceeds of $959,251, all of which was received in cash.

During the nine month period ended March 31, 2017, the Company had no common share transactions.

11. RELATED PARTY TRANSACTIONS

Transactions with related parties are incurred in the normal course of business and are measured at the exchange amount which is the amount of consideration established by and agreed to by the related parties. Related party transactions for the three and nine month periods ended March 31, 2018 and 2017 and balances as at those dates, not disclosed elsewhere in these restated unaudited condensed interim consolidated financial statements are:

a) During the three and nine month periods ended March 31, 2018, the Company accrued interest of $nil and $14,877 (2017 - $14,086 and $41,069), respectively, on loans due to related parties (see note 8);

b) During the three and nine month periods ended March 31, 2018, the Company received $nil and $1,540 (2017 – $nil and $1,359), respectively, in advances from related parties, for working capital purposes;

(Expressed in Canadian Dollars)

c) During the three and nine month periods ended March 31, 2018, the Company repaid $nil and $166,835 (2017 – $nil), respectively, of related party advances;

d) During the three and nine month periods ended March 31, 2018, the Company purchased equipment valued at $nil and $37,457 (2017 – $nil), respectively, from a corporation related by virtue of a common officer and a director;

e) During the three and nine month periods ended March 31, 2018, the Company expensed $171,646 and $325,032 (2017 - $nil), respectively, in fees payable to officers and directors of the Company and in fees payable to a corporation related by virtue of a common officer and director. As at March 31, 2018, the Company has a prepaid expense amount paid to the related corporation in the amount of $108,960; and

f) During the three and nine month periods ended March 31, 2018, the Company expensed $19,666 and $28,162 (2017 - $nil), respectively, in travel and entertainment expenses incurred by officers and directors of the Company.

12. WARRANTS

	Warrants Outstanding	Weighted Average Exercise Price	Weighted Average Life Remaining (yrs)	Warrants Outstanding	Weighted Average Exercise Price	Weighted Average Life Remaining (yrs)
Beginning of year	-	$ -	-	-	$ -	-
Issued	6,650,000	0.54	1.89	-	-	-
Expired	-	-	-	-	-	-
End of year	6,650,000	$ 0.54	1.64	-	$ -	-

a) On November 1, 2017 and in connection to a consulting agreement with a director and officer of the Company, the Company issued warrants for the purchase of 3,000,000 common shares of the Company exercisable until October 31, 2019 at an exercise price of $0.10 per share. On issuance, warrants for the purchase of 1,000,000 common shares vested immediately and the remaining 2,000,000 vested subsequent to March 31, 2018.

The fair value of these issued warrants of $144,775 was determined using the Black Scholes option-pricing model with the following weighted average assumptions:

Stock price	$0.10
Risk-free interest rate	1.41 %
Expected life	2 years
Estimated volatility in the market price of the common shares (restated – note 16)	90% %
Dividend yield	Nil

(Expressed in Canadian Dollars)

For the three month period ended March 31, 2018, the Company recorded a net gain of $20,346 on the warrants which has been recorded as stock based compensation (March 31, 2017 – $nil). The gain is the result of the expense amount for the period being offset by an adjustment to the fair value of the warrants as they were revalued using updated volatility assumptions. For the nine month period ended March 31, 2018, the Company expensed $79,625 of the fair value of the warrants as stock based compensation.

b) On November 1, 2017 and in connection to a consulting agreement, the Company issued warrants for the purchase of 750,000 common shares of the Company exercisable until April 30, 2019 at an exercise price of $0.15 per share. On issuance, warrants for the purchase of 250,000 common shares vested immediately, 250,000 vested during the three months ended December 31, 2017 and the remaining 250,000 vested subsequent to March 31, 2018.

The fair value of these issued warrants of $23,162 was determined using the Black Scholes option-pricing model with the following weighted average assumptions:

Stock price	$0.10
Risk-free interest rate	1.41 %
Expected life	1.5 years
Estimated volatility in the market price of the common shares (restated – note 16)	90 %
Dividend yield	Nil

For the three month period ended March 31, 2018, the Company recorded a net gain of $26,731 on the warrants which has been recorded as stock based compensation (March 31, 2017 – $nil). The gain is the result of the expense amount for the period being offset by an adjustment to the fair value of the warrants as they were revalued using updated volatility assumptions. For the nine month period ended March 31, 2018, the Company expensed $23,162 of the fair value of the warrants as stock based compensation (March 31, 2017 – $nil).

c) On November 1, 2017 and in connection to a consulting agreement, the Company issued warrants for the purchase of 250,000 common shares of the Company exercisable until April 30, 2019 at an exercise price of $0.10 per share, such warrants vesting upon the consultant meeting certain deliverables as set forth in the consulting agreement.

The fair value of these issued warrants of $10,593 was determined using the Black Scholes option-pricing model with the following weighted average assumptions:

Stock price	$0.10
Risk-free interest rate	1.41 %
Expected life	1.5 years
Estimated volatility in the market price of the common shares (restated – note 16)	90 %
Dividend yield	Nil

For the three and nine month periods ended March 31, 2018, the Company expensed $nil and $2,648, respectively, of the fair value of the warrants which has been recorded as stock based compensation (March 31, 2017 – $nil).

(Expressed in Canadian Dollars)

d) On March 9, 2018 and in connection to a consulting agreement with a director and officer of the Company, the Company issued warrants for the purchase of 1,500,000 common shares of the Company exercisable until March 8, 2020 at an exercise price of $1.15 per share, such warrants vesting immediately upon issuance.

The fair value of these issued warrants of $828,651 was determined using the Black Scholes option-pricing model with the following weighted average assumptions:

Stock price	$1.14
Risk-free interest rate	1.83 %
Expected life	2 years
Estimated volatility in the market price of the common shares (restated – note 16)	90 %
Dividend yield	Nil

During the three and nine month periods ended March 31, 2018, the Company fully expensed $828,651 of the fair value of the warrants which has been recorded as stock based compensation (March 31, 2017 – $nil).

e) On March 9, 2018 and in connection to a consulting agreement, the Company issued warrants for the purchase of 750,000 common shares of the Company exercisable until March 8, 2020 at an exercise price of $1.15 per share, such warrants vesting upon the consultant meeting certain deliverables as set forth in the consulting agreement.

The fair value of these issued warrants of $414,325 was determined using the Black Scholes option-pricing model with the following weighted average assumptions:

Stock price	$1.14
Risk-free interest rate	1.83 %
Expected life	2 years
Estimated volatility in the market price of the common shares (restated – note 16)	90 %
Dividend yield	Nil

During the three and nine month periods ended March 31, 2018, the Company expensed $207,162 of the fair value of the warrants which has been recorded as stock based compensation (March 31, 2017 – $nil).

f) On March 15, 2018 and in connection to a consulting agreement, the Company issued warrants for the purchase of 400,000 common shares of the Company exercisable until September 14, 2019 at an exercise price of $1.45 per share, such warrants vesting upon the consultant meeting certain deliverables as set forth in the consulting agreement.

The fair value of these issued warrants of $238,808 was determined using the Black Scholes option-pricing model with the following weighted average assumptions:

(Expressed in Canadian Dollars)

Stock price	$1.42
Risk-free interest rate	1.75 %
Expected life	1.5 years
Estimated volatility in the market price of the common shares (restated – note 16)	90 %
Dividend yield	Nil

During the three and nine months ended March 31, 2018, the Company expensed $89,553 of the fair value of the warrants which has been recorded as stock based compensation (March 31, 2017 – $nil).

13. OPTIONS

On November 22, 2017, the Company's shareholders approved and the Company adopted a new rolling stock option plan (the "Option Plan"), under which the Board of Directors may from time to time, in its discretion, grant to directors, officers, employees and consultants of the Company. Pursuant to the Option Plan, the Company may issue options for such period and exercise price as may be determined by the Board of Directors, and in any case not exceeding ten (10) years from the date of grant with the total options issued under the Option Plan not exceeding ten percent (10%) of the common shares of the Company, outstanding at the time of the granting of such options. The minimum exercise price of an option granted under the Option plan must not be less than the market value of the common shares on the date such option is granted.

Outstanding options as at March 31, 2018 are as follows:

	Options Outstanding	Weighted Average Exercise Price	Weighted Average Life Remaining (yrs)
Executive Officers	1,200,000	$0.78	2.87
Directors	100,000	$0.40	2.79
Consultants	450,000	$0.65	2.84
	1,750,000		

Grant Date	Expiry Date	Options Outstanding	Options Exercisable	Exercise Price	Fair Value Expense (restated – note 16)
January 16, 2018(i)	January 15, 2021	1,000,000	1,000,000	$0.40	$256,447
March 9, 2018(ii)	March 8, 2021	750,000	750,000	$1.15	$553,325

(i) The options fully vested on issuance and the fair value of $256,447 was determined using the Black Scholes option-pricing model with the following weighted average assumptions:

Stock price	$0.40
Risk-free interest rate	1.78%
Expected life	3 years
Estimated volatility in the market price of the common shares (restated – note 16)	105%
Dividend yield	Nil

(ii) The options fully vested on issuance and the fair value of $553,325 was determined using the Black Scholes option-pricing model with the following weighted average assumptions:

Stock price	$1.14
Risk-free interest rate	1.83%
Expected life	3 years
Estimated volatility in the market price of the common shares (restated – note 16)	105%
Dividend yield	Nil

During the three and nine months ended March 31, 2018, the Company fully expensed $809,772 of the fair value of the options as a result of the issuances which have been recorded as stock based compensation (March 31, 2017 – $nil).

14. COMMITMENTS

On March 7, 2018, the Company entered into a memorandum of understanding (the "MOU") with a third party which granted the Company exclusivity on a transaction to acquire a majority stake in real estate and intellectual property assets owned by the third party. Under the terms of the MOU, the Company agreed to pay the third party up to USD $100,000 for such exclusivity. During the three and nine months ended March 31, 2018, the Company paid USD $21,400 to the third party and expensed $27,059 (2017 – $nil) as an exclusivity fee.

15. SEGMENTED INFORMATION

The Company currently operates in only one business segment, namely, the rental of cannabis-related equipment. Total long lived assets are all currently located in the United States and total revenue of the Company is generated in the United States in United States Dollars.

16. RESTATEMENT OF FINANCIAL STATEMENTS

These restated unaudited condensed interim consolidated financial statements of the company as at March 31, 2018 and for the periods then ended have been restated to correct material errors in its prior filing. Details of the restatement are as follows:

a) Amounts owing to a director of the Company as at March 31, 2018 were reclassified from accounts payable and accrued liabilities to due to related parties. The amount of the reclassification was $52,141;

(Expressed in Canadian Dollars)

b) The difference between the fair value of the common shares issued for settlement of the Shareholder Loan and the carrying value of the Shareholder Loan was originally recorded as a loss on settlement of $382,704 in the unaudited condensed interim consolidated statements of operations and comprehensive loss rather than as an equity adjustment. As a result of the change, share capital has decreased by $382,704 and the loss on settlement of debt and net loss for the periods thereto have been decreased by $382,704; and

c) The warrants and options issued by the Company during the nine months ended March 31, 2018 were originally recorded using an estimated volatility that was not representative of future volatility of the Company. As a result of the recalculation of future volatility, stock based compensation and contributed surplus was reduced by $1,077,596.

17. SUBSEQUENT EVENTS

On April 4, 2018, the Company's wholly owned subsidiary, Cordova OR Holdings, LLC ("Cordova OR"), acquired a membership interest in cannabis-related assets which include six (6) acres of real estate in Clackamas County, Oregon, a 3,400 square foot cultivation facility, related equipment used in cannabis production, and intellectual property (the "Oregon Assets"). Under the transaction, Cordova OR acquired a 27.5% membership interest in Cordova OR Operations, LLC ("Cordova OR Operations") for USD $400,000 and has agreed to contribute an additional USD $1,050,000 on or before April 3, 2019 to acquire the remaining 72.5% membership interest in Cordova OR Operations which has full and clear title to the Oregon Assets.

On June 12, 2018 and in connection with a private placement, the Company issued 2,390,800 common shares at a price of USD $1.50 per share for total gross proceeds of USD $3,586,196, of which USD $3,383,696 was received in cash and USD $202,500 was issued as consideration for services provided pursuant to consulting arrangements.

On June 15, 2018 and in connection with a private placement, the Company issued 20,000 common shares at a price of USD $1.50 per share for total gross proceeds of USD $30,000, all of which was issued as consideration for services provided pursuant to a consulting arrangement.

SCHEDULE "D"
ISSUER'S ANNUAL FINANCIAL STATEMENTS FOR THE YEARS ENDED JUNE 30, 2017, 2016 AND 2015

Please see attached.

LIVEREEL MEDIA CORPORATION

Consolidated Financial Statements

For the Years Ended June 30, 2017, 2016 and 2015
(Expressed in Canadian Dollars)

INDEX

Report of Independent Registered Public Accounting Firm

To the Shareholders of LiveReel Media Corporation:

We have audited the accompanying consolidated financial statements of LiveReel Media Corporation and its subsidiary, which comprise the consolidated statement of financial position as at June 30, 2017 and 2016, and the consolidated statements of operations and comprehensive loss, changes in shareholders' deficiency, and cash flows for the years then ended, and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company and its subsidiary as at June 30, 2017 and 2016 and its financial performance and its cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Emphasis of Matter

Without modifying our opinion, we draw attention to Note 1 to the consolidated financial statements which highlights the existence of a material uncertainty relating to conditions that cast significant doubt on the Company's ability to continue as a going concern.

Other Matter

The consolidated financial statements of LiveReel Media Corporation as at June 30, 2015, and for the year then ended, were audited by another auditor who expressed an unqualified opinion on those consolidated financial statements in their report dated February 18, 2016.

MNP LLP

Toronto, Ontario
October 30, 2017

Chartered Professional Accountants
Licensed Public Accountants

MNP LLP

Schwartz Levitsky Feldman llp
CHARTERED ACCOUNTANTS
LICENSED PUBLIC ACCOUNTANTS
TORONTO • MONTREAL

INDEPENDENT AUDITOR'S REPORT OF REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of
LiveReel Media Corporation:

We have audited the accompanying consolidated balance sheets of LiveReel Media Corporation (the "Company" or "LiveReel") which comprises the consolidated statements of financial position as at June 30, 2015 and 2014, and the consolidated statements of operations and comprehensive loss, changes in equity and cash flows for the years ended June 30, 2015, 2014 and 2013, and a summary of accounting policies and other explanatory information.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of the consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

2300 Yonge Street, Suite 1500, Box 2434
Toronto, Ontario M4P 1E4
Tel: 416 785 5353
Fax: 416 785 5663

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2015 and 2014, and its financial performance and its cash flows for the years ended June 30, 2015, 2014 and 2013 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Emphasis of Matter

Without qualifying our opinion, we draw attention to Note 1 in the consolidated financial statements which indicates that the Company incurred a net loss of $106,368 during the year ended June 30, 2015 and as of that date, had an accumulated deficit of $8,706,215. These conditions, along with other matters as set forth in Note 1, raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Other Matter

The accompanying consolidated financial statements have been revised and reissued to include additional consolidated statements of operations and comprehensive loss, changes in equity and cash flows and related disclosures for the year ended June 30, 2013. We therefore, withdraw our previous audit report dated October 28, 2015 on those financial statements as originally filed.

/s/SCHWARTZ LEVITSKY FELDMAN LLP

Toronto, Ontario
February 18, 2016

Chartered Accountants
Licensed Public Accountants

2300 Yonge Street, Suite 1500, Box 2434
Toronto, Ontario M4P 1E4
Tel: 416 785 5353
Fax: 416 785 5663

LiveReel Media Corporation

Consolidated Statements of Financial Position
(Expressed in Canadian Dollars)

		June 30, 2017		June 30, 2016
ASSETS				
Current assets				
HST receivable	$	-	$	3,639
Prepaid expense		6,756		4,136
Total assets	$	6,756	$	7,775
LIABILITIES				
Current liabilities				
Accounts payable and accrued liabilities	$	88,415	$	59,029
Due to related parties (note 4)		170,170		112,170
Related party notes payable (note 6)		374,647		374,647
Total liabilities		633,232		545,846
SHAREHOLDERS' DEFICIENCY				
Share capital		7,880,660		7,880,660
Contributed surplus		361,196		361,196
Accumulated deficit		(8,868,332)		(8,779,927)
Total shareholders' deficiency		(626,476)		(538,071)
Total liabilities and shareholders' deficiency	$	6,756	$	7,775

Going concern (note 1)
Related party transactions (note 7)
Income taxes (note 9)
Subsequent events (note 13)

Approved on behalf of the Board:

"Henry J. Kloepper", Director
(signed)

"Graham Simmonds", Director
(signed)

The accompanying notes are an integral part of these consolidated financial statements

LiveReel Media Corporation

Consolidated Statements of Operations and Comprehensive Loss
Years Ended June 30,
(Expressed in Canadian Dollars)

	2017	2016	2015
Revenue	$ -	$ -	$ -
Expenses			
Professional fees	8,250	2,500	89,191
Shareholders information service	19,107	16,011	44,734
Write down of HST receivable	5,239	-	-
Office and general	229	5,879	12,764
Financing costs	55,580	49,322	30,424
Gain on settlement of related party advances (note 7b)	-	-	(70,745)
Net (loss) and comprehensive loss	$ 88,405	$ 73,712	$ 106,368
Net loss per share – basic and diluted	$ (0.004)	$ (0.003)	$ (0.005)
Weighted average number of shares outstanding – basic and diluted	23,521,744	23,521,744	23,521,744

The accompanying notes are an integral part of these consolidated financial statements

LiveReel Media Corporation

Consolidated Statements of Changes in Shareholders' Deficiency
(Expressed in Canadian Dollars)

	Number of Shares	Share Capital	Contributed Surplus	Accumulated Deficit	Shareholders' Deficiency
Balance, July 1, 2014	23,521,744	$ 7,880,660	$ 361,196	$ (8,599,847)	$ (357,991)
Net loss for the year	-	-	-	(106,368)	(106,368)
Balance, June 30, 2015	23,521,744	$ 7,880,660	$ 361,196	(8,706,215)	$ (464,359)
Net loss for the year	-	-	-	(73,712)	(73,712)
Balance, June 30, 2016	23,521,744	$ 7,880,660	$ 361,196	$ (8,779,927)	$ (538,071)
Net loss for the year	-	-	-	(88,405)	(88,405)
Balance, June 30, 2017	23,521,744	$ 7,880,660	$ 361,196	$ (8,868,332)	$ (626,476)

The accompanying notes are an integral part of these consolidated financial statements

LiveReel Media Corporation

Consolidated Statements of Cash Flows
Years Ended June 30,
(Expressed in Canadian Dollars)

	2017	2016	2015
OPERATING ACTIVITIES			
Net loss for the year	$ **(88,405)**	$ (73,712)	$ (106,368)
Adjustment for non-cash items:			
Accrued interest	**55,580**	49,322	30,424
Gain on settlement of related party advances (note 7b)	-	-	(70,745)
Write down of HST receivable	**5,239**	-	-
Changes in working capital items:			
HST receivable	**(1,600)**	(2,676)	(963)
Prepaid expense	**(2,620)**	(4,136)	-
Accounts payable and accrued liabilities	**29,386**	4,685	17,647
Due to related parties	-	6,215	7,346
Cash used in operating activities	**(2,420)**	(20,302)	(122,659)
FINANCING ACTIVITIES			
Advances from related parties	**2,420**	20,302	121,409
Proceeds from financing activities	**2,420**	20,302	121,409
Increase (decrease) in cash during the year	-	-	(1,250)
Cash, beginning of year	-	-	1,250
Cash, end of year	$ -	$ -	$ -
Supplemental Information:			
Cash paid for income taxes	$ -	$ -	$ -
Cash paid for interest	$ -	$ -	$ -
Non cash activities:			
Issuance of related party notes payable	$ -	$ -	$ 374,647
Settlement of short term loans payable	$ -	$ -	$ 249,825
Settlement of related party advances	$ -	$ -	$ 195,567

The accompanying notes are an integral part of these consolidated financial statements

(Expressed in Canadian Dollars)

1. NATURE OF OPERATIONS AND GOING CONCERN

LiveReel Media Corporation (the "Company") is a Canadian-domiciled company focused on the identification and evaluation of other assets or businesses for purchase in the media, technology and consumer industries. The Company's registered office is 333 Bay Street, Suite 1700, Toronto, ON, M5H 2R2.

These consolidated financial statements of the Company have been prepared in accordance with International Financial Reporting Standards ("IFRS") on a going concern basis which presumes the realization of assets and discharge of liabilities in the normal course of business for the foreseeable future. There is significant doubt about the Company's ability to continue as a going concern as the Company incurred a loss of $88,405 (June 30, 2016: $73,712; June 30, 2015: $106,368) during the year and has a working capital deficiency of $626,476 (June 30, 2016: $538,071) and an accumulated deficit of $8,868,332 (June 30, 2016: $8,779,927) as at June 30, 2017. The Company's ability to continue as a going concern is dependent upon its ability to access sufficient capital until it has profitable operations and raises a material concern. To this point, all operational activities and overhead costs have been funded through related party advances, equity and debt issuances.

The Company believes that continued funding from its related parties will provide sufficient cash flow for it to continue as a going concern in its present form, however, there can be no assurances that the Company will achieve this. Accordingly, these consolidated financial statements do not include any adjustments related to the recoverability and classification of recorded asset amounts or the amount and classification of liabilities or any other adjustments that might be necessary should the Company be unable to continue as a going concern.

Currently, the Company is focused on preserving its cash by minimizing operating expenses while management evaluates investment opportunities in the media, technology and consumer industries.

2. BASIS OF PREPARATION

(a) Statement of Compliance

These consolidated financial statements of the Company and its subsidiaries were prepared using accounting policies consistent with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") and interpretations of the International Financial Reporting Interpretation Committee ("IFRIC").

These consolidated financial statements were authorized for issue by the Board of Directors on October 30, 2017.

(b) Basis of Preparation

These consolidated financial statements have been prepared on a historical cost basis. Historical cost is based on the fair value of the consideration given in exchange for assets. In addition, these consolidated financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

(c) Functional and Presentation Currency

These consolidated financial statements have been presented in Canadian Dollars, which is the functional and presentation currency of the Company and its subsidiary.

(d) Use of Estimates and Judgements

The preparation of these consolidated financial statements in accordance with IFRS requires management to make judgements, estimates and assumptions that affect the application of accounting policies and reported amounts of assets and liabilities at the date of the consolidated financial statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these estimates. These consolidated financial statements include estimates, which, by their nature, are uncertain. The impacts of such estimates are pervasive throughout these consolidated financial statements, and may require accounting adjustments based on future occurrences.

The estimates and underlying assumptions are reviewed on a regular basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised and in any future periods affected.

The key source of estimation uncertainty at the reporting date, which has a risk of causing a material adjustment to the carrying amounts of liabilities and expenses within the next financial year, are the accrued liabilities.

3. SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies used in the preparation of these consolidated financial statements are described below.

Basis of Consolidation

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, LiveReel Productions Corporation. All intercompany balances and transactions have been eliminated on consolidation.

Financial Instruments

Financial assets:

All financial assets are recognized and derecognized on the trade date where the purchase or sale of a financial asset is under contract whose terms require delivery of the financial asset within the time frame established by the market concerned, and are initially measured at fair value, plus transaction costs, except for those financial assets classified at fair value through profit or loss which are initially measured at fair value.

Financial assets are classified into the following categories: financial assets "at fair value through profit or loss" ("FVTPL"), "held-to-maturity investments", "available-for-sale" financial assets and "loans and receivables". The classification depends on the nature and purpose of the financial assets and is determined at the time of initial recognition.

Financial liabilities:

Financial liabilities are classified as either financial liabilities "at FVTPL" or "other financial liabilities".

Other financial liabilities including borrowings are initially measured at fair value, net of transaction costs. Other financial liabilities are subsequently measured at amortized cost using the effective interest method, with interest recognized on an effective yield basis.

The effective interest method is a method of calculating the amortized cost of a financial liability and of allocating interest costs over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments through the expected life of the financial liability or (where appropriate) to the net carrying amount on initial recognition.

The Company derecognizes financial liabilities when the obligations are discharged, cancelled or expire.

The Company's financial liabilities consist of the following:

Financial liability:	Classification:
Accounts payable and accrued liabilities	Other financial liabilities
Due to related parties	Other financial liabilities
Related party notes payable	Other financial liabilities

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instruments. These estimates are subjective in nature and involve uncertainties and matters of significant judgment. Change in assumptions could significantly affect the estimates.

Impairment of financial assets

Financial assets are assessed for indicators of impairment at the end of each reporting period. Financial assets are impaired when there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial assets, the estimated future cash flows of the investments have been negatively impacted. Evidence of impairment could include: significant financial difficulty of the issuer or the counterparty; or default or delinquency in interest or principal payments; or the likelihood that the borrower will enter bankruptcy or financial reorganization.

The carrying amount of financial assets is reduced by any impairment loss directly for all financial assets with the exception of amounts receivable, where the carrying value is reduced through the use of an allowance account. When an amount receivable is considered uncollectible, it is written off against the allowance account. Subsequent recoveries of amounts previously written off are credited against the allowance account. Changes in the carrying amount of the allowance account are recognized in profit or loss.

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed through profit or loss to the extent that the carrying amount of the investment at the date the impairment is reversed does not exceed what the amortized cost would have been had the impairment not been recognized.

Loss per share

Basic loss per share is calculated by dividing net loss by the weighted average number of common shares outstanding during the period. Diluted loss per share reflects the dilution that would occur if outstanding stock options and share purchase warrants were exercised or converted into common shares using the treasury stock method and are calculated by dividing net loss applicable to common shares by the sum of the weighted average number of common shares outstanding and all additional common shares that would have been outstanding if potentially dilutive common shares had been issued.

The inclusion of the Company's stock options and share purchase warrants in the computation of diluted loss per share would have an anti-dilutive effect on loss per share and are therefore excluded from the computation. Consequently, there is no difference between basic loss per share and diluted loss per share.

Income taxes

Income tax expense comprises of current and deferred tax. Income tax expense is recognized in profit or loss except to the extent that it relates to items recognized in equity, in which case it is recognized in equity.

Current income tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustments to tax payable in respect of previous years.

Deferred tax liabilities or assets are recognized using the balance sheet method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and amounts used for taxation purposes. Deferred tax is not recognized on the initial recognition of assets or liabilities in a transaction that is not a business combination.

Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which the temporary difference can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Equity

Common shares are classified as equity. Transaction costs directly attributable to the issue of common shares and share purchase options are recognized as a deduction from equity, net of any tax effects. When share capital recognized as equity is repurchased, the amount of the consideration paid, including directly attributable costs, is recognized as a deduction from total equity.

(Expressed in Canadian Dollars)

New Standards Not Yet Adopted

In July 2014, the IASB issued the complete IFRS 9 (IFRS 9 (2014)). In November 2009, the IASB issued the first version of IFRS 9 - Financial Instruments (IFRS 9 (2009)) and subsequently issued various amendments in October 2010, (IFRS 9 Financial Instruments (2010)) and November 2013 (IFRS 9 Financial Instruments (2013)). The mandatory effective date of IFRS 9 is for annual periods beginning on or after January 1, 2018 and must be applied retrospectively with some exemptions. Early adoption is permitted. The restatement of prior periods is not required and is only permitted if information is available without the use of hindsight. The Company does not intend to adopt the new standard prior to its effective date and does not expect the new standard to have a significant impact on the consolidated financial statements.

In May 2014, the IASB issued a new standard, IFRS 15 - Revenue from Contracts with Customers, which replaces the current revenue recognition standards and interpretations. IFRS 15 provides a single comprehensive model to use when accounting for revenue arising from contracts with customers. The new model applies to all contracts with customers except those that are within the scope of other IFRS standards such as leases, insurance contracts and financial instruments. IFRS 15 is to be applied retrospectively. At its meeting on July 22, 2015, the IASB confirmed its proposal to defer the effective date of IFRS 15 to fiscal years beginning on or after January 1, 2018. Early application is still permitted. The Company does not intend to adopt the new standard prior to its effective date and does not expect the new standard to have a significant impact on the consolidated financial statements.

In January 2016, the IASB issued a new standard, IFRS 16 – Leases. The new standard requires lessees to recognize most leases on the balance sheet using a single model, thereby eliminating the distinction between operating and finance leases. Lessor accounting, however, remains similar to current accounting practice, and the distinction between operating and finance leases is retained. The standard is effective for annual periods beginning on or after January 1, 2019 and will supersede IAS 17 Leases. Early application is permitted if IFRS 15 – Revenue from Contracts with Customers has also been applied. The Company does not intend to adopt the new standard prior to its effective date and does not expect the new standard to have a significant impact on the consolidated financial statements.

4. DUE TO RELATED PARTIES

Amounts due to related parties consist of the following:

		June 30, 2017		June 30, 2016
Amounts owing to an officer of the Company	$	12,796	$	10,376
Amounts owing to entities related by virtue of common officers		38,486		38,486
Interest accrued on related party notes payable		118,888		63,308
	$	170,170	$	112,170

Amounts due to related parties are unsecured, non-interest bearing with no specific terms of repayment.

(Expressed in Canadian Dollars)

5. SHORT-TERM LOANS PAYABLE

On December 19, 2012, the Company entered into an unsecured loan agreement with Difference Capital Financial Inc. ("Difference"), at the time an arms' length party, in the aggregate principal amount of $50,000. The loan had a term of twelve months maturing on December 19, 2013 and accruing interest at 12% per annum until maturity. The loan could be prepaid at any time without notice or penalty.

On March 22, 2013, Difference, at the time the Company's largest shareholder, entered into an unsecured loan agreement in the aggregate principal amount of $150,000. The loan had a term of twelve months maturing on March 22, 2014 and accruing interest at 12% per annum until maturity. The loan could be prepaid at any time without notice or penalty.

On May 28, 2014, the Company extended the term of its loan agreement with Difference to provide that such loans would mature on a demand basis.

During the years ended June 30, 2017, 2016 and 2015, the Company accrued interest expenses of $nil, $nil and $16,438, respectively, on these loans.

On March 10, 2015, the short-term loans payable of $200,000 in principal and $49,825 of accrued interest (collectively, the "Short-Term Loans Payable") owing to Difference were fully settled in a transaction by entities related to the Company (see note 6).

6. RELATED PARTY NOTES PAYABLE

On March 10, 2015, the Short-Term Loans Payable in the amount of $249,825 (see note 5) and other related party advances in the amount of $124,822 (see note 7), were fully settled with the issuance of $374,647 in related party notes payable (the "Notes Payable") to entities newly related to the Company at the time of the transaction. The Notes Payable are unsecured, accrue interest at 12% per annum and are due on demand.

During the years ended June 30, 2017, 2016 and 2015, the Company accrued interest expense of $55,580, $49,322 and $13,986, respectively, on the Notes Payable. The interest payable has been included in amounts due to related parties (see note 4).

7. RELATED PARTY TRANSACTIONS

Transactions with related parties are incurred in the normal course of business and are measured at the exchange amount which is the amount of consideration established by and agreed to by the related parties. Related party transactions for the years ended June 30, 2017, 2016 and 2015 and balances as at those dates, not disclosed elsewhere in these consolidated financial statements are:

a) During the year ended June 30, 2015, the Company received $106,409 in advances from Difference, its former shareholder, for working capital purposes (2016 - $nil; 2017 - $nil);

b) During the year ended June 30, 2015, Difference forgave $70,745 of the above advances and the remaining $124,822 due to Difference from advances was settled with Notes Payable (see note 6) (2016 - $nil; 2017 - $nil);

(Expressed in Canadian Dollars)

c) During the year ended June 30, 2015, the Company issued Notes Payable of $374,647 (see note 6), which settled the Short-Term Loans Payable and other related party advances (see note 5) (2016 - $nil; 2017 - $nil);

d) During the year ended June 30, 2017, the Company accrued interest of $55,580 (2016 - $49,322; 2015 - $30,424) on loans due to related parties (see notes 5 and 6);

e) During the year ended June 30, 2017, the Company expensed $nil (2016 - $5,500; 2015 - $11,500) in fees payable to a related entity for accounting and consulting services; and

f) During the year ended June 30, 2017, the Company received $2,420 (2016 - $20,302; 2015 - $15,000) in advances from related parties, for working capital purposes.

8. CAPITAL STOCK

a) Authorized: Unlimited number of common shares

b) Issued:

	June 30, 2017			June 30, 2016		
	Common Shares		**Amount**	Common Shares		Amount
Beginning of period	**23,521,744**	$	**7,880,660**	23,521,744	$	7,880,660
Issued	-		-	-		-
End of period	**23,521,744**	$	**7,880,660**	23,521,744	$	7,880,660

9. INCOME TAXES

Current Income Taxes

The major factors that cause variations from the Company's combined federal and provincial statutory Canadian income tax rates were the following:

		June 30, 2017		June 30, 2016		June 30, 2015
Combined Canadian statutory income tax rates		**26.50%**		26.50%		26.50%
Income tax recovery at statutory income tax rates	$	**(23,427)**	$	(19,534)	$	(28,188)
Increase (decrease) in taxes resulting from:						
Forgiveness of debt		-		-		(18,750)
Benefit of tax losses not recognized		**23,427**		19,534		46,938
Provision for income taxes	$	-	$	-	$	-

(Expressed in Canadian Dollars)

Deferred Income Taxes

Deferred tax assets have not been recognized in respect of the following deductible temporary differences:

		June 30, 2017		June 30, 2016
Amounts related to tax loss carry forwards	$	**3,474,000**	$	3,386,000

A deferred tax asset has not been recognized in respect of the above because it is not probable that future taxable profits will be available against which the temporary difference can be utilized.

Non-capital Losses

The Company has non-capital tax losses available for carry-forward of approximately $3,474,000, which may be applied against future taxable income and expire as detailed below. The benefit arising from these losses has not been recorded in these consolidated financial statements.

2027		536,000
2028		868,000
2029		911,000
2030		260,000
2031		251,000
2032		153,000
2033		25,000
2034		131,000
2035		177,000
2036		74,000
2037		88,000
	$	**3,474,000**

10. SEGMENTED INFORMATION

The Company does not have any reportable segments at this time and all operations take place in Canada.

11. CAPITAL MANAGEMENT

The Company includes a deficiency of $ 626,476 for the year ended June 30, 2017 (2016 - $ 538,071), comprised of issued share capital, contributed surplus and accumulated deficit, in the definition of capital.

The Company's primary objective with respect to its capital management is to ensure that it has sufficient cash resources to fund its activities relating to identifying and evaluating investment opportunities. To secure the additional capital necessary to pursue these plans, the Company may attempt to raise additional funds through the issuance of equity or debt.

The Company's capital management objectives, policies and processes have remained unchanged during the year.

12. FINANCIAL INSTRUMENTS AND RISK FACTORS

The fair value hierarchy that reflects the significance of inputs used in making fair value measurements is as follows:

Level 1: quoted prices in active markets for identical assets or liabilities;
Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. from derived prices); and
Level 3: inputs for the asset or liability that are not based upon observable market data.

Assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

The fair values of the Company's financial instruments consisting of accounts payable and other accrued liabilities, due to related parties and related party notes payable, approximate their carrying value due to the relatively short term maturities of these instruments.

Risk Management Policies

The Company, through its financial assets and liabilities, is exposed to various risks. The Company has established policies and procedures to manage these risks, with the objective of minimizing any adverse effect that changes in these variables could have on these consolidated financial statements. The following analysis provides a measurement of risks as at June 30, 2017:

Credit Risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations. The Company is not exposed to any significant credit risk.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due within one year. The Company's approach to managing liquidity risk is to ensure, as far as possible, that it will have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company's reputation. At June 30, 2017, there is substantial doubt about the Company's ability to continue as a going concern primarily due to its history of losses and a $626,476 (June 30, 2016 - $538,071) working capital deficit. Liquidity risk continues to be a key concern in the development of future operations.

Market Risk

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The interest rates on all of the Company's existing debt are fixed, and therefore it is not currently subject to any significant cash flow interest rate risk.

Foreign Currency Risk

The Company's functional currency is the Canadian Dollar. The majority of the Company's purchases are transacted in Canadian Dollars, therefore, the Company is not exposed to any significant foreign currency risk.

Price Risk

The Company's operations do not involve the direct input or output of any commodities and therefore it is not subject to any significant commodity price risk. In addition, the Company does not have any equity investment in other listed public companies, and therefore it is not subject to any significant stock market price risk.

Sensitivity Analysis

Based on management's knowledge and experiences of the financial markets, the Company's management believes the following movements are "reasonably possible". The interest rates on all of the Company's existing interest bearing debt are fixed. Sensitivity to a plus or minus 25 basis points change in rates would not significantly affect the fair value of this debt. The Company does not have any financial instrument balances denominated in foreign currencies to give rise to exposure to foreign exchange risk.

13. SUBSEQUENT EVENTS

On September 22, 2017, a portion of the Company's Notes Payable and other amounts owing to related parties in the amount of $384,056 were sold to a third party by the related party debt holders.

On October 19, 2017, the third party entered into a debt conversion agreement with the Company to settle a total of $384,056 of indebtedness owing through the issuance of 7,681,110 common shares of the Company at a price of $0.05 per share. The Company issued the 7,681,110 common shares on October 19, 2017.

14. COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform to the consolidated financial statement presentation adopted for the current year.

SCHEDULE "E"
STOCK OPTION PLAN

Please see attached.

LIVEREEL MEDIA CORPORATION
2017 STOCK OPTION PLAN

November 22, 2017

1. PURPOSE

LiveReel Media Corporation (the "**Company**") is committed to providing appropriate incentives to Eligible Persons to acquire a proprietary interest in the Company in order to continue their participation in the affairs of the Company and to increase their efforts on behalf of the Company. The purpose of this 2017 Stock Option Plan is to advance the interests of the Company by: (a) providing Eligible Persons with additional incentive; (b) encouraging share ownership by such Eligible Persons; (c) increasing the proprietary interest of Eligible Persons in the success of the Company; (d) encouraging Eligible Persons to remain with the Company or its Subsidiaries; and (e) attracting new employees, directors and officers.

2. INTERPRETATION

2.1 **Definitions.** In this Plan, the following words have the following meanings:

(a) "**1933 Act**" means the Securities Act of 1933 of the United States of America, as amended;

(b) "**acting jointly or in concert**" means the determination of whether a person or group of persons is acting jointly or in concert shall be determined in accordance with the Ontario Securities Act;

(c) "**Affiliate**" **means** any corporation that is an Affiliate of the Company within the meaning set forth in Exchange Policy;

(d) "**Applicable Securities Laws**" means the Ontario Securities Act and the equivalent legislation in the other provinces and in the territories of Canada, as may be applicable and as amended from time to time, the rules, regulations and forms made or promulgated under any such statute and the published national instruments, multilateral instruments, policies, bulletins and notices of the securities commissions and similar regulatory authorities of each of the provinces and territories of Canada;

(e) "**Blackout Period**" means a period of time when, pursuant to any policies of the Company, securities of the Company may not be traded by certain persons as designated by the Company, including an Optionee as a result of the existence of undisclosed Material Information, but excludes any period during which a regulator has halted trading in the Company's securities, and which expires upon the public announcement of such Material Information;

(f) "**Board**" means the board of directors of the Company, and includes any committee of the Board to which responsibilities with respect to the Plan have been delegated;

(g) "**Business Day**" means a day which is not a Saturday, Sunday or a civic or statutory holiday in Toronto, Ontario;

(h) "**Cashless Exercise Procedure**" has the meaning ascribed thereto in Section 9.3;

(i) "**Cashless Exercise Right**" means the right of the Holder to surrender to the Company any exercisable but unexercised portion of the Option in lieu of the payment required in an amount equal to the aggregate Exercise Price of the Shares in respect of any Option being exercised in accordance with Section 9.3;

(j) "**Change of Control**" means the first to occur of any of the following events:

(i) any event or series of related events or transaction or series of related transactions as a result of which or pursuant to which any person or group of persons acting jointly or in concert acquires, directly or indirectly, beneficial ownership of or control or direction over Voting Shares of the Company (other than pursuant to a treasury issuance of Voting Shares of the Company), or Voting Shares of the Company are redeemed or otherwise acquired by the Company or are cancelled, where, immediately following the occurrence of such event or series of events or completion of such transaction or series of transactions, the number of Voting Shares of the Company beneficially owned, directly or indirectly, or over which control or direction is exercised by such person or group of persons acting jointly or in concert totals for the first time Voting Shares of the Company carrying more than 50% of the votes attaching to all Voting Shares of the Company outstanding immediately following such occurrence or completion;

(ii) any event or series of related events or transaction or series of related transactions as a result of which or pursuant to which Voting Shares of the Company are converted into or exercised or exchanged for securities of another person (the "**Resulting Person**") and any person or group of persons acting jointly or in concert acquires, directly or indirectly, beneficial ownership of or control or direction over Voting Shares of such Resulting Person where, immediately following the occurrence of such event or series of events or completion of such transaction or series of transactions, the number of Voting Shares of the Resulting Person beneficially owned, directly or indirectly, or over which control or direction is exercised by such person or group of persons acting jointly or in concert totals for the first time Voting Shares of the Resulting Person carrying more than 50% of the votes attaching to all Voting Shares of the Resulting Person outstanding immediately following such occurrence or completion;

(iii) a change in the composition of the Board as a result of a contested election of directors of the Company, with the result that less than 50% of the directors of the Company elected in such election are comprised of the individuals who were directors of the Company prior to such contested election;

(iv) the sale, lease, exchange or other transfer or disposition, in a single transaction or a series of related transactions (including by way of the liquidation, dissolution, winding-up or other distribution by the Company or any subsidiary of the Company) of assets having a Fair Market Value equal to 50% or more of the Fair Market Value (as determined by the Board) of all of the assets of the Company on a consolidated basis, excluding a transaction or series of related transactions between the Company or any subsidiary of the Company or between subsidiaries of the Company; or

(v) the determination by the Board that a change in legal or effective control of the Company has occurred or is imminent;

(k) "**Code**" means the Internal Revenue Code of 1986, as amended, and all regulations promulgated thereunder;

(l) "**Company**" means LiveReel Media Corporation, a corporation existing under the laws of Canada;

(m) "**Consultant**" has the same meaning as set forth in Exchange Policy provided that such Optionee is also a "consultant" as defined in NI 45-106;

(n) "**Consultant Company**" has the same meaning as set forth in Exchange Policy provided that such Optionee is also a "consultant" as defined in NI 45-106;

(o) "**Director**" has the same meaning as set forth in Exchange Policy provided that such Director is also a "director" as defined in NI 45-106;

(p) "**Discounted Market Price**" has the same meaning as set forth in Exchange Policy;

(q) "**Disinterested Shareholder Approval**" means disinterested Shareholder approval, as may be applicable in the circumstances, as described in Exchange Policy;

(r) "**EDGAR**" means the Electronic Data Gathering, Analysis, and Retrieval system described in the 1933 Act and available for public view at www.sec.gov;

(s) "**Effective Date**" for an Option means the date on which the Option is granted;

(t) "**Eligible Person**" means, subject to the Applicable Securities Law and Exchange Policy, any Employee, Director, Consultant or Management Company Employee who is approved for participation in the Plan by the Board;

(u) "**Employee**" has the same meaning as set forth in Exchange Policy provided that such Employee is also a "employee" as under Applicable Securities Laws;

(v) "**Exchange**" means the stock exchange(s) upon which the Company's Shares principally trade or any successor or assign thereof;

(w) "**Exchange Hold Period**" means, if applicable, the four month resale restriction imposed by the Exchange pursuant to Exchange Policy, or such other resale restrictions as imposed by any applicable regulators;

(x) "**Exchange Policy**" means Policy 4.4 – Incentive Stock Options as set forth in the Exchange's published Corporate Finance Manual, together with such other published policies of the Exchange and the bulletins, notices, appendices and forms related thereto, as from time to time amended or re-adopted;

(y) "**Exercise Form**" means the notice of exercise delivered by an Optionee to the Company upon the exercise of any Option hereunder in such other form as the Board may approve for any one or more Optionees or for a group of Optionees, as same may be amended from time to time;

(z) "**Exercise Period**" means the period of time during which an Option granted under the Plan may be exercised (provided, however, that the Exercise Period may not exceed ten (10) years from the relevant Effective Date unless permitted under Section 6.5;

(aa) "**Exercise Price**" means the price per Share at which Shares may be purchased under an Option, as the same may be adjusted from time to time in accordance with the terms hereof;

(bb) "**Expiry Date**" has the meaning prescribed under Section 6.5 of this Plan;

(cc) "**Fair Market Value**" means the highest price, expressed in dollars, that the Share would bring in an open and unrestricted market between a willing buyer and a willing seller who are both knowledgeable, informed, and prudent, and who are acting independently of each other and who deal with each other at arm's length for purposes of the ITA;

(dd) "**Holder**" means a holder of an Option under the Plan;

(ee) "**Incentive Stock Option**" means an Option intended to qualify as an incentive stock option under Section 422 of the Code;

(ff) "**Insider**" has the same meaning as set forth in Exchange Policy;

(gg) "**IR Activities**" has the same meaning as "*Investor Relations Activities*" as set forth in Exchange Policy;

(hh) "**ITA**" means the *Income Tax Act* (Canada);

(ii) "**Merger and Acquisition Transaction**" means (i) any merger; (ii) any acquisition; (iii) any amalgamation; (iv) any offer for Shares which if successful would entitle the offeror to acquire more than 50% of all Shares; (v) any arrangement or other scheme of reorganization; or (vi) any consolidation, that results in a Change of Control;

(jj) "**Option**" means the right to purchase Shares granted to an Eligible Person in accordance with the terms of the Plan;

(kk) "**Option Agreement**" means the notice of grant of an Option delivered by the Company hereunder to an Optionee in such other form as the Board may approve for any one or more Optionees or for a group of Optionees, as same may be amended from time to time;

(ll) "**Optioned Shares**" means Shares subject to an Option;

(mm) "**Optionee**" means an Eligible Person to whom an Option is granted by the Company under the Plan, whether a Director, Employee, or Consultant;

(nn) "**Management Company Employee**" has the same meaning as set forth in Exchange Policy provided that such Optionee is also a "director" or "consultant" as defined in NI 45-106;

(oo) "**Market Price**" has the same meaning as set forth in Exchange Policy;

(pp) "**Material Information**" has the same meaning as set forth in Exchange Policy;

(qq) "**NI 13-101**" means National Instrument 13-101 – *System for Electronic Document Analysis and Retrieval* of the Canadian Securities Administrators;

(rr) "**NI 45-106**" means National Instrument 45-106 - *Prospectus and Registration Exemptions* of the Canadian Securities Administrators;

(ss) "**Non-statutory Stock Option**" means an Option that does not qualify or is not intended to qualify as an Incentive Stock Option;

(tt) "**Ontario Securities Act**" means the *Securities Act* (Ontario);

(uu) "**person**" or "**persons**" means any individual, partnership, limited partnership, joint venture, syndicate, sole proprietorship, company or corporation with or without share capital, unincorporated association, trust, trustee, executor, administrator or other legal personal representative, regulatory body or agency, government or governmental agency, authority or entity however designated or constituted;

(vv) "**persons retained to provide IR Activities**" shall include any Consultant that performs IR Activities and any Employee or Director whose role and duties primarily consist of IR Activities;

(ww) "**Plan**" means this Stock Option Plan of the Company, as from time to time amended or re-adopted;

(xx) "**public announcement**" shall mean disclosure in a press release reported by a national news service in Canada or the United States, or, if applicable, in a document publicly filed by or on behalf of the Company under its profile on SEDAR or EDGAR;

(yy) "**Regulatory Approval**" means the approval or acceptance, as the case may be, of any securities or other applicable regulatory agency (including the Exchange pursuant to Exchange Policy) which may have jurisdiction in the circumstances;

(zz) "**SEDAR**" means the System for Electronic Document Analysis and Retrieval described in NI 13-101 and available for public view at www.sedar.com;

(aaa) "**Shares**" means the common shares without par value which the Company is from time to time authorized to issue;

(bbb) "**Subsidiary**" means a corporation which is a subsidiary of the Company as defined in the Ontario Securities Act;

(ccc) "**Termination Date**" means:

(i) in the case of an Optionee whose employment or term of office with the Company or a Subsidiary terminates in the circumstances set out in Subsection 8.2(a) or the date that is designated by the Company or the Subsidiary, as the case may be, as the last day of such person's employment or term of office with the Company or the Subsidiary, as the case may be;

(ii) in the case of an Optionee whose employment or term of office with the Company or a Subsidiary terminates in the circumstances set out in Subsection 8.3(a)(ii), the date of the notice of termination of employment or term of office given by the Company or the Subsidiary, as the case may be;

(iii) in the case of an Optionee whose employment or term of office with the Company or a Subsidiary terminates in the circumstances set out in Subsection 8.3(a)(i) or Subsection 8.3(a)(iii), the date of resignation or retirement, as the case may be;

(iv) in the case of an Optionee whose consulting arrangements (or, if applicable, those of its Consulting Company if the Optionee is an individual) are terminated by the Company or a Subsidiary in the circumstances set out in Subsection 8.2(b), the date that is designated by the Company or the Subsidiary, as the case may be, as the last day of the Optionee's consulting arrangements (or those of its Consulting Company) with the Company or the Subsidiary, as the case may be;

(v) in the case of an Optionee whose consulting arrangements (or, if applicable, those of its Consulting Company if the Optionee is an individual) are terminated in the circumstances set out in Subsection 8.3(b), the date of the notice of termination given to the Optionee (or, if applicable, those of its Consulting Company if the Optionee is an individual) or the expiry of the original term or any subsequent renewal term of the consulting arrangements, as the case may be;

and in each such case, "**Termination Date**" specifically does not mean the date on which any period of reasonable notice that the Company or the Subsidiary, as the case may be, may be required at law to provide to the Optionee would expire;

(ddd) "**U.S. Person**" means:

(i) any natural person resident in the United States;

(ii) any partnership or corporation organized or incorporated under the laws of the United States;

(iii) any estate of which any executor or administrator is a U.S. person;

(iv) any trust of which any trustee is a U.S. person;

(v) any agency or branch of a foreign entity located in the United States;

(vi) any non-discretionary account or similar account (other than an estate or trust) held by a dealer or other fiduciary for the benefit or account of a U.S. person;

(vii) any discretionary account or similar account (other than an estate or trust) held by a dealer or other fiduciary organized, incorporated, or (if an individual) resident in the United States;

(viii) any partnership or corporation if: (a) organized or incorporated under the laws of any foreign jurisdiction; and (b) formed by a U.S. person principally for the purpose of investing in securities not registered under the 1933 Act, as amended, unless it is organized or incorporated, and owned, by accredited investors (as defined in Rule 501(a) promulgated under the 1933 Act) who are not natural persons, estates or trusts; and

(eee) "**Voting Share**" means any share or other security that carries a voting right either under all circumstances or under some circumstances that have occurred and are continuing and also includes any share or other security that is convertible into or exercisable or exchangeable (in each case, whether at the time or at any time in the future and whether or not on condition or the occurrence of any contingency) for a Voting Share.

2.2 **Interpretation.** In this Plan, unless the context otherwise requires:

(a) words importing the singular include the plural and vice versa and words importing gender include all genders and neuter;

(b) the division of this Plan into articles, sections, and paragraphs and the insertion of headings herein are for convenience of reference only and shall not affect in anyway the meaning or interpretation of this Plan and the terms "this Plan", "hereof", "herein", "hereto", "hereunder" and similar

expressions refer to this Plan and not to any particular article, section or other portion hereof and include any instrument supplementary or ancillary hereto or thereto;

(c) the word "including", when following a general statement or term, is not to be construed as limiting the general statement or term to any specific item or matter set forth or to similar items or matters, but rather as permitting the general statement or term to refer also to all other items or matters that could reasonably fall within its broadest possible scope;

(d) if the date on which any action is required to be taken hereunder is not a Business Day, that action shall be required to be taken on the first Business Day prior to such date, unless specifically provided otherwise in this Plan; and

(e) a reference to legislation, includes rules, regulations and forms made or promulgated under any such legislation and the published national instruments, multilateral instruments, policies, bulletins made thereunder, together with all amendments thereto in force from time to time, and any legislation, rules, regulations, forms and published national instruments, multilateral instruments, policies, bulletins that supplement or supersede such legislation.

2.3 **Governing Law.** This Plan and all matters to which reference is made herein shall be governed by and interpreted in accordance with the laws of the province of Ontario.

3. ADMINISTRATION

3.1 **Administration by the Board.** The Board, or if applicable any committee of the Board to which responsibilities with respect to the Plan have been delegated, shall be responsible for the general administration of the Plan and the proper execution of its provisions, the interpretation of the Plan and the determination of all questions arising hereunder. The day-to-day administration of the Plan may be delegated to such officers and employees of the Company or of a Subsidiary as the Board determines.

3.2 **Authority of the Board.** Subject to the limitations of the Plan, the Board has the authority to:

(a) grant Options to purchase Shares to Eligible Persons;

(b) determine the terms, including the limitations, restrictions and conditions, if any, upon such grants;

(c) interpret the Plan and to adopt, amend and rescind such administrative guidelines and other rules and regulations relating to the Plan as it may from time to time deem advisable, subject to required Regulatory Approval; and

(d) make all other determinations and to take all other actions in connection with the implementation and administration of the Plan as it may deem necessary or advisable.

Any decision, interpretation or other action made or taken in good faith by or at the direction of the Company or the Board (or any of its members) arising out of or in connection with the Plan shall be within the absolute discretion of all and each of them, as the case may be, and shall be final, binding and conclusive on the Company and Optionees and their respective heirs, executors, administrators, successors and assigns and all other persons.

3.3 **Accounts and Statements**. The Corporation will maintain, or cause to be maintained, records indicating the number of Options granted to each Optionee and the number of Optioned Shares issued under the Plan.

3.4 **Use of an Administrative Agent and Trustee**. The Board may in its sole discretion appoint from time to time one or more entities to act as administrative agent to administer the Options granted under the Plan and to act as trustee to hold and administer the assets that may be held in respect of Options granted under the Plan, the whole in accordance with the terms and conditions determined by the Board in its sole discretion. In such case, the Company and the administrative agent will maintain records showing the number of Options granted to each Optionee under the Plan.

4. SHARES RESERVED

4.1 **Shares Reserved Under the Plan.** The maximum number of Shares reserved for issuance under the Plan and all of the Company's other security based compensation arrangements at any given time is equal to ten percent (10%) of the issued and outstanding Shares as at the date of grant of an Option under the Plan, including all of the existing Common Shares currently subject to outstanding Options as of the Adoption Date (as **defined** below) which were granted prior to the implementation of this Plan and which, by the implementation of this Plan, are covered under this Plan and subject to adjustment or increase of such number pursuant to Subsections 10.2(a) and 10.2(b).

4.2 **Exercised Options.** Any Shares subject to an Option granted under the Plan which have been exercised by an Optionee, shall again be available for grants under the Plan and shall be considered to be part of the pool of Shares available for Options under the Plan and may be made the subject of a further Option or Options granted pursuant to the Plan.

4.3 **Cancelled, Surrendered or Terminated Options.** If and to the extent any Option granted under the Plan expires or is cancelled, terminated or surrendered without having been exercised in whole or in part, the number of Shares in respect of which such Option expired or was cancelled or terminated shall be considered to be part of the pool of Shares available for Options under the Plan and may be made the subject of a further Option or Options granted pursuant to the Plan.

4.4 **U.S. Securities Law Compliance.** No awards shall be granted to a U.S. Person under the Plan and no Shares shall be issued and delivered upon the exercise of Options granted under the Plan unless and until the Company and/or the Holder have complied with all applicable U.S. federal and state registration, listing and/or qualification requirements and all other requirements of law or of any regulatory agencies having jurisdiction.

5. ELIGIBILITY

5.1 **Eligibility.** Eligible Persons are eligible to participate in the Plan, provided that eligibility to participate does not confer upon any Eligible Person any right to be granted Options pursuant to the Plan. The extent to which any Eligible Person is entitled to be granted Options pursuant to the Plan will be determined in the sole and absolute discretion of the Board. An Eligible Person may receive Options on more than one occasion and may receive separate Options, with differing terms, on any one or more occasions. With respect to Options granted to Employees, Consultants or Management Company Employees, the Board and the Optionee are responsible for ensuring and confirming that the Optionee is a *bona fide* Employee, Consultant or Management Company Employee, as the case may be.

5.2 **Continuing Eligibility**. Any Optionee to whom an Option is granted under the Plan who subsequently ceases to hold the position in which he received such Option shall continue to be eligible to hold such Option as a Optionee as long as otherwise continuing to be an Eligible Person in any capacity.

5.3 **Participation Voluntary**. Participation in the Plan by an Optionee will be voluntary.

6. GRANT OF OPTIONS

6.1 **Grant of Options**. The Board may, from time to time, subject to the provisions of the Plan and such other terms and conditions as the Board may prescribe, grant Options to any Eligible Person. Subject to specific variations approved by the Board, all terms and conditions set out in the Plan will be deemed to be incorporated into and form part of each Option granted under the Plan.

6.2 **Number of Shares Subject to Option**. Subject to the limitations set out in Article 7, the number of Shares subject to each Option shall be determined by the Board, and such number shall be set out in the Option Agreement evidencing the grant of such Option.

6.3 **Exercise Price**. The Board will establish the Exercise Price at the time each Option is granted and allocated to particular Eligible Persons and approved by the Board, provided that the Exercise Price shall not be less than the Discounted Market Price as of date of such grant of the Option or, if the Shares are not listed on the Exchange, the Fair Market Value determined in good faith by the Board. In addition to any resale restrictions under Applicable Securities Laws and the Plan, where the Exercise Price of any Option is priced at a discount to the Market Price on the date of grant, any such Option and any Shares issued upon exercise of such Option prior to the expiry of the Exchange Hold Period will be subject to, and must contain a legend in respect of, the Exchange Hold Period commencing on the date such Options were granted.

6.4 **Vesting of Option Rights**. No Option may be exercised by an Optionee unless it is fully vested. Subject to the provisions of this Section 6.4 and Article 10, Options shall vest, and thereafter be exercisable:

(a) over a period of eighteen (18) months from the Effective Date, with no more than one third (1/3) of such Options vesting in any six (6) month period therein; or

(b) as otherwise determined by the Board in its discretion.

Notwithstanding the foregoing, Options granted to persons retained to provide IR Activities shall vest at least over a period of twelve (12) months from the Effective Date, with no more than one quarter (1/4) of such Options vesting in any three (3) month period therein. The Board may impose such other restrictions or limitations or requirements upon the exercise of Options as the Board, in its sole and absolute discretion, may determine on the date of grant.

6.5 **Term and Expiry**. Subject to any accelerated termination as set forth in the Plan, all Options granted pursuant to the Plan will expire on the date (the "**Expiry Date**") as determined by the Board at the date of grant, provided that no Option may be exercised beyond five (5) years from the Effective Date. Notwithstanding the above, if the Expiry Date for any Option falls within a Blackout Period or within ten (10) Business Days from the expiration of a Blackout Period (such Options to be referred to as "**Restricted Options**"), the Expiry Date of such Restricted Options shall be automatically extended to the date that is the 10th Business Day following the end of the

Blackout Period, such 10th Business Day to be considered the Expiry Date for such Restricted Options for all purposes under the Plan.

6.6 **Non-Assignable and Non-Transferable.** Options shall be non-assignable and non-transferable by a holder thereof other than by will or the laws of descent.

6.7 **Incentive Stock Options.**

(a) Each Option will be designated in the certificate as either an Incentive Stock Option or a Non-statutory Stock Option. However, notwithstanding such designation, to the extent that the aggregate Fair Market Value of the Shares underlying Incentive Stock Options exercisable for the first time by the Holder during any calendar year (including all plans of the Company and any Subsidiary) exceeds one hundred thousand U.S. dollars (US $100,000), all such Options will be construed as Non-statutory Stock Options. Incentive Stock Options will be taken into account in the order in which they were granted. The Fair Market Value of the Shares will be determined as of the date the Option for such Shares is granted. If for any reason any Option (or portion thereof) does not qualify as an Incentive Stock Option, then, to the extent of such nonqualification, the Option (or portion thereof) shall be treated as a Non-statutory Stock Option granted under the Plan. In no event will the administrator, the Company or any parent or subsidiary of the Company or any of their respective Employees or member of the Board have any liability to any Holder (or any other Person or Entity) due to the failure of the Option to qualify for any reason as an Incentive Stock Option.

(b) Any Holder who shall make a "disposition" (as defined in Section 424 of the Code) of all or any portion of Shares acquired upon exercise of an Incentive Stock Option within two years from the Grant Date of such Incentive Stock Option or within one year after the issuance of the Shares acquired upon exercise of such Incentive Stock Option shall be required to immediately advise the Company in writing as to the occurrence of the sale and the price realized upon the sale of such Shares.

(c) To the extent that an Option does not qualify or cease to qualify as an Incentive Stock Option it shall not affect the validity of such Option and shall constitute a non-qualified stock option in the event that the Holder disposes of the Shares acquired upon.

7. LIMITATIONS OF OPTIONS

7.1 **Grants to Persons.** Notwithstanding any other provision herein, the aggregate number of Shares reserved for issuance pursuant to Options granted to any one person (and any Consulting Company wholly owned by that person), within any twelve (12) month period shall not exceed 5% of the issued and outstanding Shares at the time of the grant of the Option unless the Company has received Disinterested Shareholder Approval in accordance with Exchange Policy.

7.2 **Grants to Insiders.** Notwithstanding any other provision herein,

(a) the aggregate number of Shares reserved for issuance under Options granted to Insiders (as a group) and any other security based compensation arrangements of the Company at any point in time shall not exceed 10% of the issued and outstanding Shares at such time; or

(b) the aggregate number of Shares reserved for issuance pursuant to Options granted to Insiders (as a group), within any twelve (12) month period shall not exceed 10% of the issued and outstanding Shares at the time of the grant of the Option;

unless the Company has received Disinterested Shareholder Approval in accordance with Exchange Policy. For the purposes of the limitations set forth in Subsections 7.2(a) and 7.2(b) above, Options held by an Insider at any point in time that were granted to such person prior to it becoming an Insider shall be considered Options granted to an Insider irrespective of the fact that the person was not an Insider at the time of grant.

7.3 **Grants to Consultants.** Notwithstanding Section 7.1, but subject to the limit set forth in Section 7.4, the aggregate number of Shares reserved for issuance pursuant to Options granted to any one Consultant within a twelve (12) month period shall not exceed 2% of the issued and outstanding Shares at the time of the grant of the Option.

7.4 **Grants to Persons Providing IR Activities.** Notwithstanding Section 7.1, the aggregate number of Shares reserved for issuance pursuant to Options granted within any twelve (12) month period to persons retained to provide IR Activities shall not exceed 2% of the issued and outstanding Shares at the time of the grant of the Option.

8. TERMINATION OF OPTIONS

8.1 **Ceasing to be an Eligible Person (Death).** In the event an Optionee's employment or consulting arrangements (or, if applicable, those of its Consulting Company if the Consultant who is an Optionee is an individual) or term of office with the Company or a Subsidiary ceases by reason of the Optionee's death, then:

(a) the executor or administrator of the Optionee's estate or the Optionee, as the case may be, may exercise any Options of the Optionee to the extent that the Options were exercisable at the date of such death and the right to exercise the Options terminates on the earlier of:

(i) the date that is twelve (12) months from the date of the Optionee's death; and

(ii) the date on which the Exercise Period of the particular Option expires;

(b) any Options held by the Optionee that were not exercisable at the date of death immediately expire and are cancelled on such date; and

(c) such Optionee's eligibility to receive further grants of Options under the Plan ceases as of the date of the Optionee's death.

8.2 **Ceasing to be an Eligible Person (Cause or Breach).** In the event:

(a) an Optionee's employment or term of office with the Company or a Subsidiary is terminated by the Company or a Subsidiary for lawful cause, or

(b) an Optionee's consulting arrangements (or, if applicable, those of its Consulting Company if the Optionee is an individual) with the Company or a Subsidiary are terminated by the Company or a Subsidiary for breach of agreement prior to the expiry of the original term or any subsequent renewal term of such arrangements;

then

(c) any Options held by such Optionee (or, if applicable, those of its Consulting Company), whether or not such Options are exercisable at the applicable Termination Date, immediately expire and are

cancelled on the applicable Termination Date at a time determined by the Board, at its discretion; and

(d) such Optionee's eligibility to receive further grants of Options under the Plan ceases as of the applicable Termination Date.

8.3 **Ceasing to be an Eligible Person (Without Cause or Breach)**. In the event:

(a) an Optionee's employment or term of office with the Company or a Subsidiary terminates by reason of:

(i) voluntary resignation by such Optionee;

(ii) termination by the Company or a Subsidiary without cause (whether such termination occurs with or without any or adequate reasonable notice or with or without any or adequate compensation in lieu of such reasonable notice); or

(iii) the retirement of such Optionee in accordance with the then customary policies and practices of the Company in relation to retirement; or

(b) an Optionee''s consulting arrangements (or, if applicable, those of its Consulting Company) with the Company or a Subsidiary are terminated in circumstances other than those referred to in Subsection 8.2(b);

then:

(c) any Options held by the Optionee (or, if applicable, those of its Consulting Company) that are exercisable at the Termination Date continue to be exercisable by the Optionee until the earlier of:

(i) the date determined by the Board, at its discretion, which is not less than 90 days and not more than is eighteen (18) months following the applicable Termination Date; and

(ii) the date on which the Exercise Period of the particular Option expires;

(d) any Options held by the Optionee (or, if applicable, those of its Consulting Company) that are not exercisable at the Termination Date immediately expire and are cancelled upon the Termination Date; and

(e) such Optionee's eligibility to receive further grants of Options under the Plan ceases as of the Termination Date.

Without limitation, and for greater certainty only, this Section 8.3 will apply regardless of whether the Optionee received compensation in respect of any termination by the Company or a Subsidiary without cause or was entitled to a period of notice of termination which would otherwise have permitted a greater portion of the Option to vest with the Optionee.

8.4 **Discretion to Permit Exercise.** Notwithstanding the provisions of Sections 8.2 and 8.3, the Board may, in its discretion, at any time prior to or following the events contemplated in such sections and in any Option Agreement, permit the exercise of any or all Options held by the Optionee in the manner and on terms authorized by the Board, provided that:

(a) any Options granted to any Optionee which are subject to Sections 8.2 and 8.3 shall expire at a time to be determined by the Board following the applicable Termination Date;

(b) subject to an extension pursuant to Section 6.5, the Board will not, in any case, authorize the exercise of an Option pursuant to this section beyond the Expiry Date of the particular Option; and

(c) the Board will not, in any case, authorize the exercise of any or all Options of the Optionee on a date that is more than one (1) year after the earlier of: (i) the death of such Optionee; or (ii) the Termination Date.

9. OPTION PROCEDURE

9.1 **Option Commitment.** Upon grant of an Option hereunder to an Optionee, a senior officer of the Company designated by the Board will deliver to the Optionee an Option Agreement detailing the terms of the Option. Upon the occurrence of an event to which Subsections 10.2(a) and 10.2(b) applies, and upon the surrender by the Optionee of the originally signed Option Agreement to which any Option relates, a senior officer of the Company designated by the Board may deliver to any Optionee with respect to any Option, a revised Option Agreement identified as such, with respect to Shares as to which the Option has not been exercised, reflecting the application of Subsections 10.2(a) and 10.2(b), as applicable, by reason of that event.

9.2 **Manner of Exercise.** Subject to the provisions of the Plan and the provisions of the Option Agreement issued to an Optionee, Options shall be exercisable by the Holder by delivering a fully completed Exercise Form to the Company specifying the number of Options to be exercised accompanied by payment in full of the aggregate Exercise Price therefor by cash payment, wire transfer or by certified cheque or bank draft payable to the Company (in each case in immediately available funds) (unless a Cashless Exercise is chosen in which case the Cashless Exercise Procedure will prevail). The Exercise Form must be accompanied by: (a) the originally signed Option Agreement with respect to the Option being exercised; and (b) documents containing such representations, warranties, agreements and undertakings, including such as to the Holder's future dealings in such Shares, as counsel to the Company reasonably determines to be necessary or advisable in order to comply with or safeguard against the violation of Applicable Securities Laws or similar laws of any jurisdiction

9.3 **Cashless Exercise Procedure**. In lieu of the payment required in an amount equal to the aggregate Exercise Price of the Shares in respect of any Option being exercised, the Holder shall have a Cashless Exercise Right (but not the obligation) to pay the aggregate Exercise Price of the Shares with the Option upon exercise by surrendering to the Company any exercisable but unexercised portion of the Option having an Exercise Value (the "**Exercise Value**"), at the close of trading on the day immediately preceding any particular exercise date of an Option, equal to the Exercise Price multiplied by the number of Shares being purchased upon exercise. The sum of (a) the number of Shares being purchased upon exercise of the non-surrendered portion of an Option pursuant to the Cashless Exercise Right and (b) the number of Shares underlying the portion of an Option being surrendered, shall not in any event be greater than the total number of Shares purchasable upon the complete exercise of any Option if the Exercise Price were paid in cash. Upon exercise of a Cashless Exercise Right, the Company shall deliver to the Holder (without payment by the Holder of any of the Exercise Price if so desired) that number of Shares equal to the quotient obtained by dividing (x) the Exercise Value of the portion of the Option being converted at the time which the Cashless Exercise Right is exercised by (y) the Exercise Price. The Exercise Value of the portion of the Options being surrendered shall equal the remainder derived from subtracting (a) the Exercise Price multiplied by the number of Shares underlying the portion of the Option being surrendered from

(b) the Fair Market Value, at the close of trading on the day immediately preceding any particular exercise date of an Option, multiplied by the number of Shares underlying the portion of the Option being surrendered.

9.4 **Tax Matters.** Notwithstanding any other provision of this Plan, the Company's obligation to issue Shares to Holder pursuant to the exercise of an Option or otherwise pay an amount pursuant to the Plan or any Option shall be subject to the satisfaction of all federal, state, provincial, local and foreign tax obligations as may be required by applicable law, including, but not limited to, obligations to make withholdings, deductions or remittances in respect of any taxable benefits of a Holder arising under this Plan or any Option ("**tax withholding obligations**") and the Company shall have the power and right to:

(a) deduct or withhold from all amounts payable to a Holder pursuant to this Plan, any Option, or otherwise in the course of the employment of the Optionee in respect of the Option with the Company or its Subsidiary, and

(b) require the Holder to remit to the Company an amount sufficient to satisfy in full any tax withholding obligations as may be imposed on the Company by applicable law.

Further, the Company may require the Holder to satisfy, in whole or in part, such deduction or any tax withholding obligation by instructing the Company to withhold Shares that would otherwise have been received by the Holder upon exercise of any Options, and sell such Shares by Company as a trustee on behalf of the Holder, and remit the proceeds of such sale to the relevant taxing authority in satisfaction of the tax or withholding obligations. By participating in the Plan, the Participant consents to the foregoing and authorizes the Company or its Affiliate, as applicable, to effect the sale of such Shares on behalf of the Holder and to remit the proceeds of such sale to the relevant taxing authority in satisfaction of the tax or withholding obligations. Neither the Company nor any applicable Affiliate shall be responsible for obtaining any particular price for the Shares nor shall the Company or any applicable Affiliate be required to issue any Shares under the Plan unless the Holder has made suitable arrangements with the Company and any applicable Affiliate to fund any withholding obligation.

9.5 **Issuance of Shares**. Subject to the provisions of the Plan and the provisions of the Option Agreement issued to an Optionee, and upon the Company being satisfied that all of the conditions and requirements in this Article 9 have been fully met, the Holder shall be deemed to be a holder of record of the Shares to be issued pursuant to an exercise of an Option, and thereafter the Company shall, within a reasonable amount of time, cause the transfer agent and registrar of the Shares to deliver to the Optionee a certificate or certificates or a statement of account, representing in the aggregate the acquired Shares. Any certificate or certificates representing the Shares will bear any restrictive legend required by Applicable Securities Laws and as may apply under foreign securities laws including the applicable securities laws of U.S. and state securities laws unless, in the written opinion of counsel for the Holder delivered to and for the benefit of the Company (which counsel shall be reasonably satisfactory to the Company), the Shares are not, at such time, required by law to bear such legend.

If the Holder is a resident or citizen of the United States of America at the time of the exercise of the Option, the certificate(s) representing the Shares will be endorsed with the following or a similar legend:

"The securities represented by this certificate have not been registered under the Securities Act of 1933, as amended, of the United States of America (the "Act") or the securities laws of any state

("State") of the United States of America and may not be sold, transferred, pledged, hypothecated or distributed, directly or indirectly, to a U.S. person (as defined in Regulation S adopted by the U.S. Securities and Exchange Commission under the Act) or within the United States unless such securities are (i) registered under the Act and any applicable State securities act (a "State Act"), or (ii) exempt from registration under the Act and any applicable State Act and the Company has received an opinion of counsel to such effect reasonably satisfactory to it, or (iii) sold in accordance with Regulation S and the Company has received an opinion of counsel to such effect reasonably satisfactory to it."

10. CAPITAL ADJUSTMENTS AND OTHER TRANSACTIONS

10.1 **General.** The existence of any Options does not affect in any way the right or power of the Company or its shareholders to make, authorize or determine any adjustment, recapitalization, reorganization or any other change in the Company's capital structure or its business, or any amalgamation, merger or consolidation involving the Company, to create or issue any bonds, debentures, shares or other securities of the Company or to determine the rights and conditions attaching thereto, to effect the dissolution or liquidation of the Company or any sale or transfer of all or any part of its assets or business, or to effect any other corporate act or proceeding, whether of a similar character or otherwise, whether or not any such action referred to in this section would have an adverse effect on the Plan or any Option granted hereunder, subject to Subsections 10.2(a) and 10.2(b).

10.2 **Adjustment.** In the event of:

(a) a subdivision, consolidation or reclassification of Shares or any similar capital reorganization, or any other change to be made in the capitalization of the Company including an exchange of Shares for another security of the Company that, in the opinion of the Board, acting reasonably and in good faith, would warrant the replacement or amendment of any existing Options in order to adjust:

(i) the number of Shares or other securities that may be acquired on the exercise of any outstanding Options; or

(ii) the Exercise Price of any outstanding Options,

(b) in order to preserve proportionately the rights and obligations of the Optionees, the Board will authorize such steps, subject to Regulatory Approval, if required, to be taken as are equitable and appropriate to that end, having regard to the availability of any deduction under the ITA to which the Optionee may be entitled.

(c) an amalgamation, combination, merger or other reorganization involving the Company, by exchange of shares, by sale or lease of assets, or otherwise, that, in the opinion of the Board, acting reasonably and in good faith, warrants the replacement or amendment of any existing Options in order to adjust:

(i) the number of Shares or other securities that may be acquired on the exercise of any outstanding Options; or

(ii) the Exercise Price of any outstanding Options,

(d) in order to preserve proportionately the rights and obligations of the Optionees, the Board will authorize such steps, subject to Regulatory Approval, if required, to be taken as are equitable and

appropriate to that end, having regard to the availability of any deduction under the ITA to which the Optionee may be entitled.

Except as expressly provided in Subsections 10.2(a) and 10.2(b), neither the issue by the Company of shares of any class or securities convertible into or exchangeable for shares of any class, nor the conversion or exchange of such shares or securities, affects, and no adjustment by reason thereof is to be made with respect to: (i) the number of Shares that may be acquired on the exercise of any outstanding Options; or (ii) the Exercise Price of any outstanding Options.

10.3 **Fractional Shares.** The Corporation will not be required to issue fractional Shares in satisfaction of its obligations hereunder and any fractional interest in a Share that would, except for the provisions of this Section 10.3, be deliverable upon the exercise of an Option will be cancelled and not be deliverable by the Company.

10.4 **Disputes.** If any questions arise at any time with respect to the Exercise Price or number of Optioned Shares or other securities deliverable upon exercise of an Option in any of the events set out in Subsections 10.2(a) and 10.2(b), such questions will be conclusively determined by the Company's auditors, or, if they decline to so act, any other firm of chartered accountants that the Company may designate and who will have access to all appropriate records and such determination will be binding upon the Company and all Optionees.

10.5 **Sale of Corporation, etc.** If the Board at any time by resolution declares it advisable to do so in connection with a Merger and Acquisition Transaction, the Board has the right but not the obligation, and without the consent of any Optionee, to provide for the conversion, exchange, replacement or substitution of any outstanding Options into or for options, rights or other securities of similar value of, or the assumption of outstanding Options by any entity or Affiliate participating in or resulting from a Merger and Acquisition Transaction. Any such conversion, exchange, replacement, substitution or assumption shall be on such terms as the Board in good faith may consider fair and appropriate in the circumstances. In addition, and notwithstanding this Section 10.5, the Board has the right but not the obligation, and without the consent of any Optionee, to determine, at its sole discretion, that:

(a) any or all Options shall thereupon terminate; provided that only such outstanding Options that have vested shall remain exercisable until consummation of the Merger and Acquisition Transaction; or

(b) Options not exercisable may be exercisable in full provided, however, that were any vesting of Options is required by Exchange Policy, written approval of the Exchange is first obtained.

10.6 **Change of Control.** If the Board at any time by resolution declares it advisable to do so in connection with a Change of Control, the Board has the right but not the obligation, and without the consent of any Optionee, to:

(a) within a specified period of time prior to the completion of the Change in Control as determined by the Board but subject to and conditional upon the completion of the Change of Control, accelerate the dates upon which any or all outstanding Options shall vest and be exercisable or settled, without regard to whether such Options have otherwise vested in accordance with their terms and provided, however, that were any vesting of Options is required by Exchange Policy, written approval of the Exchange is first obtained;

(b) permit each Optionee, within a specified period of time prior to the completion of the Change in Control as determined by the Board but subject to and conditional upon the completion of the Change of Control, to exercise all of the Optionee's outstanding Options; or

(c) subject to and conditional upon the completion of the Change of Control, deem the Plan and all outstanding Options, vested and unvested, terminate, without further act or formality, except to the extent required as determined by the Board.

The Optionee shall execute such documents and instruments and take such other actions, including exercise or settlement of Options vesting pursuant to Subsection 10.6(a) or the Option Agreement, as may be required consistent with the foregoing; provided, however, that the exercise or settlement of Options vesting pursuant to Subsection 10.6(a) or the Option Agreement shall be subject to the completion of the Change of Control event. In taking any of the actions contemplated by this Section 10.6, the Board shall not be obligated to treat all Options held by any Optionee, or all Options in general, identically.

11. AMENDMENTS & TERMINATION OF PLAN

11.1 **Amendment of Option.** Subject to Applicable Securities Law and Exchange Policy, the Board may amend the terms of any Option granted in accordance with the Plan upon obtaining, if required, Regulatory Approval and shareholder approval (including Disinterested Shareholder Approval, as applicable) provided that:

(a) amendments to an Option to reduce the number of Shares under option; increase the Exercise Price; or cancel an Option will not require Regulatory Approval or shareholder approval provided there is a public announcement outlining the terms of the amendment;

(b) no proposed amendment to an Option shall reduce the Exercise Price to an amount that is less than the Discounted Market Price at the time the amendment becomes effective;

(c) if an amendment to an Option impairs such Option or is adverse to the Optionee thereof, the amendment shall only be made effective after the written consent of the affected Optionee to such amendment is received; and

(d) if the amendment of an Option requires Regulatory Approval and/or shareholder approval (including Disinterested Shareholder Approval, as applicable), such amendment may be made prior to such approvals being given, but no such amended Options may be exercised unless and until such approvals are granted.

11.2 **Amendment of Plan.** Subject to Applicable Securities Law and Exchange Policy, the Board may amend the Plan, or any portion thereof, upon obtaining Regulatory Approval and, if required, shareholder approval (including Disinterested Shareholder Approval, as applicable) provided that amendments to the Plan to fix typographical errors and amendments to clarify existing provisions of the Plan that do not have the effect of altering the scope, nature and intent of such provisions will not require shareholder approval.

11.3 **Termination of Plan.** The Board may terminate the Plan at any time in its absolute discretion. If the Plan is so terminated, no further Options shall be granted, but the Options then outstanding shall continue in full force and effect in accordance with the provisions of the Plan for the duration of such time as any Option remains outstanding.

12. GENERAL PROVISIONS

12.1 **Effective Date and Approvals.** This Plan was approved and adopted by the Board on October 20, 2017 (the "**Adoption Date**") and is and shall be effective and in full force and effect in accordance with its terms and conditions from and after such Adoption Date subject to Regulatory Approval and initial shareholder approval and thereafter annual shareholder approval (including Disinterested Shareholder Approval, as applicable) as required pursuant to Applicable Securities Law and/or Exchange Policy. Any Options granted under the Plan prior to such approval shall be conditional upon such approval being given and no such Options may be exercised unless and until such approval have been obtained or given.

12.2 **Rights as Shareholder.** An Optionee has no rights whatsoever as a shareholder in respect of any of the Optioned Shares (including, without limitation, any right to receive dividends or other distributions therefrom or thereon) other than in respect of Optioned Shares purchased by and fully paid for and issued to the Optionee on exercise of the Option.

12.3 **Rights to Employment/Service.** Nothing contained in the Plan will confer upon any Optionee (or his Consulting Company) any right with respect to employment, term of office or consulting with the Company or a Subsidiary, or interfere in any way with the right of the Company to terminate the Optionee's employment, term of office or consulting arrangements (or those of his Consulting Company) at any time.

12.4 **No Listing Representation.** The Company makes no representation or warranty as to whether it will be successful in obtaining, or if applicable, maintaining, a listing for the Shares on any stock exchange or as to the future market value of the Shares issued on the exercise of any Option.

12.5 **Notice.** Each notice, demand or communication required or permitted to be given under the Plan (each, a " **Notice**") will be in writing and shall be given by by personal delivery, facsimile transmission or by email, if to the Company, to or to the attention of the Corporate Secretary of the Company in each case at the address, facsimile number or email address set forth on the Company's website or at such other address as the Company may advise an Optionee of, in writing, as being the address for delivery of a Notice to the Company, and if to an Optionee, at the most recent address, facsimile number or email address for the Optionee shown in the records of the Company. All such Notices given as aforesaid shall be deemed to have been given or made only at the time it is served by personal delivery upon the Corporate Secretary or Optionee, as the case may be, or if sent by facsimile or email transmission, upon receipt of confirmation that such transmission has been received; provided that if such delivery or electronic communication is made on a day which is a not a Business Day or later than 5:00 p.m. (Toronto time) on a day which is a Business Day, then such delivery or electronic communication shall be deemed to have been made on the subsequent day that is a Business Day.

12.6 **Severability.** To the extent a provision of the Plan requires Regulatory Approval or shareholder approval which is not received, such provision shall be severed from the remainder of the Plan until the approval is received and the remainder of the Plan shall remain in full force and effect. If any provision of this Plan, or the application thereof, is determined for any reason and to any extent to be invalid or unenforceable, the remainder of this Plan and the application of such provision to other persons and circumstances shall remain in full force and effect to the fullest extent possible.

12.7 **Compliance with Law.** Notwithstanding any other provision herein, the Company is not obligated to grant any Options, issue any Shares or other securities, make any payments or take any other action if, in the opinion of the Board, on the advice of counsel for the Company, such action would

require the filing and receipt of a prospectus or require the filing of a registration statement or otherwise constitute a violation by an Optionee or the Company of Applicable Securities Laws or any provision of any applicable law, including any statutory or regulatory enactment of any government or government agency. Optioned Shares shall not be issued with respect to an Option unless the exercise of such Option and the issuance and delivery of such Optioned Shares shall comply with all relevant provisions of law, including, without limitation, Applicable Securities Laws or similar laws of any jurisdiction, and the requirements of the Exchange, and such issuance shall be further subject to the approval of counsel for the Company with respect to such compliance. The inability of the Company to obtain from any regulatory body the authority deemed by the Company to be necessary for the lawful issuance and sale of any Optioned Shares under the Plan, or the inability of the Company to lawfully issue, sell, or deliver any Optioned Shares, shall relieve the Company of any liability with respect to the non-issuance, sale or delivery of such Optioned Shares.